                                             As filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-78855

PROSPECTUS

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------
VIATEL, INC. IS OFFERING 4,270,000 SHARES AND THE SELLING STOCKHOLDERS ARE OFFERING 730,000 SHARES.
                              -------------------
VIATEL, INC.'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "VYTL." ON JUNE 23, 1999, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $47 5/8 PER SHARE.
                              -------------------
INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                              -------------------
                               PRICE $47 A SHARE
                              -------------------

                                                       UNDERWRITING                            PROCEEDS TO
                                     PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                      PUBLIC           COMMISSIONS            VIATEL           STOCKHOLDERS
                                ------------------  ------------------  ------------------  ------------------
PER SHARE.....................        $47.00              $2.00               $45.00              $45.00
TOTAL.........................     $235,000,000        $10,000,000         $192,150,000        $32,850,000

VIATEL AND ONE OF THE SELLING STOCKHOLDERS HAVE GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE IN THE AGGREGATE UP TO AN ADDITIONAL 750,000 SHARES TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON JUNE 29, 1999.
                              -------------------
MORGAN STANLEY DEAN WITTER
      CREDIT SUISSE FIRST BOSTON
            SALOMON SMITH BARNEY INTERNATIONAL
                  ING BARINGS

JUNE 23, 1999

                         [GRAPHIC ON INSIDE FRONT COVER
                      DEPICTING MAP OF THE VIATEL NETWORK]

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
Prospectus Summary.........................................................................................          1
Risk Factors...............................................................................................          7
Special Note Regarding Forward-Looking Statements..........................................................         18
Use of Proceeds............................................................................................         19
Dilution...................................................................................................         20
Price Range of Our Common Stock............................................................................         21
Dividend Policy............................................................................................         21
Capitalization.............................................................................................         22
Selected Consolidated Financial Data.......................................................................         23
Management's Discussion and Analysis of Financial Condition and Results of Operations......................         25
Business...................................................................................................         37
Management.................................................................................................         57
Certain Transactions.......................................................................................         66
Principal and Selling Stockholders.........................................................................         67
Description of Capital Stock...............................................................................         68
Certain United States Tax Consequences for Non-U.S. Investors..............................................         71
Underwriters...............................................................................................         73
Legal Matters..............................................................................................         76
Experts....................................................................................................         76
Where You Can Find More Information About Us...............................................................         76
Index to Consolidated Financial Statements.................................................................        F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    Our principal executive offices are located at 685 Third Avenue, New York, New York 10017. Our telephone number at this location is (212) 350-9200.

                            ------------------------

    VIACALL, VIACALL Plus, VIACALL Express, VIAPN, VIAISDN, VIAGLOBE and VIAWORLDFAX are marketed under a number of service marks; VIADIRECT, VIADIRECT Plus, VIALINK and VIA0800 are marketed under a number of pending service marks; and Viatel uses various registered logos including "Viatel," a federally registered service mark in the United States.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF VIATEL AND THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES, AND THE RISK FACTORS.

                                  THE COMPANY

OVERVIEW

    We are a rapidly growing international communications company providing high quality, competitively priced, long distance communication and data services to end users, carriers and resellers. Our revenue has grown from $32.3 million in 1995 to $135.2 million in 1998, and today we have direct sales forces in twelve Western European cities and an indirect sales force in more than 180 locations in Western Europe.

    To capitalize on the opportunities presented by deregulation of the telecommunications industry in Western Europe, we established an early presence and sought aggressively to acquire licenses, interconnection and infrastructure. Today, we have licenses in Belgium, France, Germany, Italy, The Netherlands and the United Kingdom and interconnection agreements with the incumbent telecommunications operator in each of these countries. We also have licenses in Spain and Switzerland and expect to obtain interconnection agreements in these countries during the fourth quarter of 1999.

    We currently operate one of Europe's largest pan-European networks, with points of presence in 45 cities. We believe that control of network infrastructure is critical to becoming a high quality, low-cost provider of communications services because it will enable us to better manage service offerings, quality of transmission and costs. Accordingly, we are currently in the process of migrating from a network composed of international and domestic leased circuits to a network composed primarily of owned circuits. To facilitate this transition, in 1998 we commenced construction of a five-ring fiber optic network in the largest telecommunications markets in Europe. These five rings, which are expected to consist of approximately 8,700 route kilometers, comprise the "Circe Network." In March 1999, we completed construction of phase one of the Circe Network, which connects four European countries and includes London, Paris, Amiens, Brussels, Antwerp, Rotterdam and Amsterdam, and have begun construction of phases two and three. We plan to begin construction of phases four and five in the second half of 1999.

    We believe, and our experience to date has indicated, that demand from end users, carriers and other communications companies for high quality transmission capacity in Europe will increase over the next several years due to fundamental changes in the communications industry brought about by regulatory and technical improvements. We also believe that cost effective transmission capacity in Europe will allow new capacity intensive applications to be created which will, in turn, fuel the need for capacity. Our network should allow us to meet this increased demand by providing abundant transmission capacity for these applications as well as for the continued growth in our existing voice service business.

    As part of our strategy to capture a share of the rapidly growing data market, in the first quarter of 1999 we entered into an arrangement with Lucent Technologies, Inc. pursuant to which Lucent is installing asynchronous transfer mode backbone network equipment on our Circe Network. This backbone equipment is designed to enable us to provide packet switched voice, video conferencing, private intranets and dedicated Internet protocol transport over an integrated platform and offer end users high capacity, speed and reliability. Lucent has agreed to cooperate with us in developing marketing strategies to promote our data services, to train our personnel and to assist us in achieving network-to-network interfaces with certain specified carriers. We expect our data network to be commercially operable in the fourth quarter of 1999.

THE CIRCE NETWORK

    The Circe Network is a series of state-of-the-art, high quality, high capacity, self-healing rings, utilizing advanced synchronous digital hierarchy, the current international standard for digital transmission, and dense wave division multiplexing technology.

    As currently planned, the Circe Network will be comprised of five interlocking, bi-directional rings, consisting of approximately 8,700 route kilometers of fiber optic cable. The first phase of the Circe Network, consisting of approximately 1,850 route kilometers (including 312 route kilometers of undersea fiber optic cable), was placed into operation during the first half of March. The second phase, which will extend through northern France, The Netherlands and into western Germany, is scheduled to be placed into service during the third quarter of 1999. The third phase, which will extend through eastern Germany, is scheduled to be placed into service during the first quarter of 2000. We currently anticipate that the fourth and fifth phases of the Circe Network, which will extend into southern France and Switzerland, will be completed during the second quarter of 2000.

    The Circe Network offers incumbent telecommunications operators and new entrants a compelling, cost-effective, high quality alternative for the transport of European cross-border telecommunications traffic. Under the traditional system of carrying cross-border telecommunications traffic in Europe, the incumbent telecommunications operators did not develop end-to-end cross-border circuits, but rather connected their national networks with other carriers at the border. The Circe Network's cross-border transport will offer consistently high transmission quality at reduced cost.

    Key characteristics of the Circe Network include:

    - STATE-OF-THE-ART TECHNOLOGY. The Circe Network uses a laser-generated light to transmit information bi-directionally over fiber optic glass strands at an initial capacity of 20 gigabits per second. In addition, the Circe Network employs dense wave division multiplexing technology. This technology allows more discrete wavelengths of light to be transmitted through fiber, thereby permitting the transfer of greater amounts of information at a lower cost than was achievable with prior fiber optic technology.

    - UNIFORM NETWORK ARCHITECTURE. The entire Circe Network will consist of a single uniform configuration of Nortel Telecom's optronics and Lucent's fiber optic cable, thereby enhancing service quality while improving efficiency and lowering costs.

    - SECURE AND RELIABLE. The Circe Network is being designed to provide high security and reliability by employing such features as two redundant network operating centers and a self-healing architecture to allow for instantaneous restoration in the event of a single fiber cut.

    - SCALABLE AND FLEXIBLE. The Circe Network's high density network architecture may be upgraded, without service interruptions, to at least 320 gigabits per second per fiber pair through the use of dense wave division multiplexing technology, to support demand for bandwidth intensive data applications. We anticipate that each ring of the Circe Network will contain at least 48 fibers.

BUSINESS STRATEGY

    Our goal is to become a fully integrated communications company that is well positioned to take advantage of growth opportunities in the European communications industry. We believe that we can accomplish this goal by becoming a low-cost provider of services through the ownership of network infrastructure. The key elements of our strategy include:

    - CAPITALIZE ON DEREGULATION IN LARGE EUROPEAN MARKETS. Our principal focus is on exploiting both international and national long distance opportunities presented by rapidly deregulating European telecommunications markets. In 1997, according to industry sources, the European international long distance market for voice services was the largest in the world, with approximately 35 billion minutes of use. According to industry sources, Europe's volume of international minutes grew approximately 12% from 1996 to 1997. Industry sources estimate the European wholesale and retail market for all Internet services was $1.9 billion in revenue for 1997.

    - LEVERAGE ESTABLISHED MARKET PRESENCE AND LOCAL DISTRIBUTION NETWORK. We established an early presence in Western Europe to capitalize on the opportunities presented by deregulation of the telecommunications industry. As a result, we gained substantial experience in the operational, technical, financial and logistical issues involved in operating a network and building a sales force in Western Europe. We believe that our existing presence positions us to further capitalize on market opportunities in Western Europe.

    - FOCUS ON END USERS. We have established a customer base of small and medium-sized businesses to which we currently sell long distance voice services. The Circe Network allows us to provide high quality services to these end users at competitive prices, particularly businesses with multiple offices and those requiring significant capacity. Carrier preselection, scheduled for the year 2000 for most countries in the European Union, will enable us to capture a larger portion of our customers' telecommunications spending by enabling end-users to pre-select us, as opposed to the incumbent telecommunications operator, as their long distance provider.

    - LEVERAGE NETWORK THROUGH RESELLERS AND CARRIERS. To efficiently use capacity on our network, we sell switched minutes to wholesale customers and other resellers. While we are constructing the Circe Network primarily for our own use, we also intend to sell switched minutes and to opportunistically sell excess capacity on the Circe Network, thus enhancing its utilization and reducing our construction costs.

    - OFFER A COMPREHENSIVE RANGE OF COMMUNICATION SERVICES. Historically, we have only offered voice and value-added services such as facsimile transmission. The Circe Network will significantly expand our ability to meet the growing demand for data services and to offer a comprehensive range of such services including Internet access and transmission, frame relay, asynchronous transfer mode and Internet protocol services, as well as private line and data center co-location services. All of these services are extremely capacity intensive, and the high cost of leased transmission capacity made it uneconomical to offer such services without owning our own network.

    - BECOME A LOW COST PROVIDER OF COMMUNICATIONS SERVICES. We believe that ownership of our network is critical to becoming a low-cost provider of bundled communications services. In addition, network ownership will enable us to manage service offerings and transmission quality. To achieve this objective, we (1) have invested in points of presence and switches,
      (2) are in the process of constructing the Circe Network, and (3) have purchased and swapped for capacity on fiber optic cable systems in and between Western Europe and the U.S.

    - PURSUE ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES. In addition to systematically expanding through internal growth, in the future we intend to expand our services and network capabilities through acquisitions, investments and strategic alliances in order to lower termination costs and achieve desired economies of scale.

                                  THE OFFERING

Common stock offered by:
  Viatel........................  4,270,000 shares
  Selling stockholders..........    730,000 shares
                                  ----------------
    Total.......................  5,000,000 shares
                                  ----------------
                                  ----------------
Common stock offered in:
  U.S. offering.................  4,060,000 shares
  International offering........    940,000 shares
                                  ----------------
    Total.......................  5,000,000 shares
                                  ----------------
                                  ----------------
Common Stock to be outstanding          32,517,201
  after the offering............            shares

Over-allotment option...........    750,000 shares

Use of proceeds.................  To further develop and enhance our network and for working capital and general corporate purposes. See "Use of
                                  Proceeds."

Dividend Policy.................  We have not paid any dividends on our common stock and do not intend to pay dividends on our common stock in the
                                  foreseeable future. See "Dividend Policy."

Nasdaq National Market symbol...  VYTL

------------------------

    As of June 23, 1999, we had 28,247,201 shares of common stock outstanding.

    The total shares to be outstanding after this offering do not include (1) shares of common stock to be issued in the event the underwriters' over-allotment option is exercised, (2) outstanding options at June 23, 1999 to purchase a total of approximately 3.0 million shares of common stock at prices ranging from $5.00 to $43.00, with a weighted average exercise price of $12.05 per share, and (3) an additional 0.2 million shares reserved for future grants under our stock incentive plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary consolidated financial data. The data does not present all of our financial information. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The as adjusted balance sheet information gives effect to the issuance and sale of 4,270,000 shares of common stock offered by us hereby, the exercise of 54,000 options by selling stockholders for an aggregate purchase price of approximately $296,000 and the conversion of our outstanding shares of Series A preferred stock and subordinated convertible debentures as if the conversion had occurred as of March 31, 1999. Net loss per share is computed on the basis described in the notes to our consolidated financial statements. EBITDA consists of earnings before interest, income taxes, extraordinary loss, dividends on preferred stock and depreciation and amortization. Capital additions for each period consist of capital expenditures, the net increase in payables for property and equipment purchases, assets acquired under capital lease obligations and capitalized interest during the period. Restricted securities represents government obligations purchased by us which secure the payment of certain interest payments on our outstanding senior notes.

                                                                                                     THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                                -------------------------------  --------------------
                                                                  1996       1997       1998       1998       1999
                                                                ---------  ---------  ---------  ---------  ---------
                                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Communication services revenue..............................  $  50,419  $  73,018  $ 131,938  $  21,239  $  48,395
  Capacity sales..............................................         --         --      3,250         --     13,246
                                                                ---------  ---------  ---------  ---------  ---------
      Total revenue...........................................     50,419     73,018    135,188     21,239     61,641
Operating expenses:
  Cost of services and sales..................................     42,130     63,504    122,109     19,105     51,048
  Selling, general and administrative.........................     32,866     36,077     44,893      8,955     18,763
  Depreciation and amortization...............................      4,802      7,717     16,268      2,911      9,603
                                                                ---------  ---------  ---------  ---------  ---------
      Total operating expenses................................     79,798    107,298    183,270     30,971     79,414
                                                                ---------  ---------  ---------  ---------  ---------
Operating loss................................................    (29,379)   (34,280)   (48,082)    (9,732)   (17,773)
Interest income...............................................      1,852      3,686     28,259        510      6,828
Interest expense..............................................    (10,848)   (12,450)   (79,177)    (3,781)   (26,166)
                                                                ---------  ---------  ---------  ---------  ---------
Loss before extraordinary loss................................    (38,375)   (43,044)   (99,000)   (13,003)   (37,111)
Extraordinary loss on debt prepayment.........................         --         --    (28,304)        --         --
                                                                ---------  ---------  ---------  ---------  ---------
Net loss......................................................    (38,375)   (43,044)  (127,304)   (13,003)   (37,111)
Dividends on redeemable convertible preferred stock...........         --         --     (3,301)        --     (1,177)
                                                                ---------  ---------  ---------  ---------  ---------
  Net loss attributable to common stockholders................  $ (38,375) $ (43,044) $(130,605) $ (13,003) $ (38,288)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Loss per common share, basic and diluted:
  Before extraordinary item...................................  $   (2.47) $   (1.90) $   (4.44) $   (0.57) $   (1.65)
  From extraordinary item.....................................         --         --      (1.23)        --         --
                                                                ---------  ---------  ---------  ---------  ---------
  Net loss attributable to common stockholders................  $   (2.47) $   (1.90) $   (5.67) $   (0.57) $   (1.65)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Weighted average shares used in per share calculation:
  Basic and diluted...........................................     15,514     22,620     23,054     22,783     23,186

                                                                                                     THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                                -------------------------------  --------------------
                                                                  1996       1997       1998       1998       1999
                                                                ---------  ---------  ---------  ---------  ---------
                                                                               (DOLLARS IN THOUSANDS)

OTHER FINANCIAL DATA:
EBITDA........................................................  $ (24,577) $ (26,563) $ (31,814) $  (6,821) $  (8,170)
Net cash used in operating activities.........................    (26,331)   (22,525)   (60,318)   (10,771)   (21,578)
Net cash provided by (used in) investing activities...........     (1,592)   (43,164)  (349,992)    16,455   (200,424)
Net cash provided by (used in) financing activities...........     94,772     11,286    729,035       (209)   351,655
Capital additions.............................................      9,800     40,214    220,903      2,412    161,590

OTHER OPERATING DATA:
Billable minutes (000s).......................................     62,249    140,918    383,875     52,418    270,808
Switches......................................................         13         14         15         14         15
Points of presence............................................         13         33         34         33         45
Route kilometers of owned intra-European fiber optic cable in
  operation...................................................         --         --         --         --      1,850

                                                                                               AS OF MARCH 31, 1999
                                                                                              ----------------------
                                                                                               ACTUAL    AS ADJUSTED
                                                                                              ---------  -----------
                                                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............................................  $ 498,755   $ 689,201
Restricted cash equivalents and restricted marketable securities............................    229,796     229,796
Cash securing letters of credit for network construction....................................    121,239     121,239
Working capital.............................................................................    427,217     617,663
Property and equipment, net.................................................................    409,909     409,909
Intangible assets, net......................................................................     70,579      70,116
Total assets................................................................................  1,411,990   1,601,973
Long-term debt, excluding current installments..............................................  1,292,482   1,280,001
Redeemable convertible preferred stock......................................................     48,298          --
Stockholders' (deficiency) equity...........................................................   (184,370)     66,392

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS, WHICH ARE NOT LISTED IN ORDER OF PRIORITY, BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED BY THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS.

OUR SUBSTANTIAL LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS

    We have now and will continue to have a significant amount of indebtedness. As of March 31, 1999, we had $1.3 billion of indebtedness and a stockholders deficit of $124.1 million (as adjusted for the conversion of certain securities into common stock). Furthermore, our senior discount notes will accrete in value (i.e., effectively increase in principal amount) by $241.8 million before they begin to pay interest in cash. Our substantial indebtedness could have important consequences to you. For example, it could:

    - limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes,

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the funds available to us for other purposes, including working capital, capital expenditures, acquisitions and general corporate purposes,

    - make us more vulnerable to economic downturns, limiting our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions,

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate,

    - place us at a competitive disadvantage compared to our competitors that have less debt, and

    - limit our ability to borrow additional funds.

    Any of the foregoing could have a material adverse effect on the price of our common stock.

TO DATE, WE HAVE INCURRED SUBSTANTIAL NET LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS, AND IF THIS CONTINUES, WE WILL BE UNABLE TO MEET OUR WORKING CAPITAL AND FUTURE DEBT SERVICE REQUIREMENTS

    Our operating loss, negative EBITDA and net loss have increased for each of the last four years. In 1998, we had an operating loss of $48.1 million, negative EBITDA of $31.8 million and a net loss of $127.3 million. We also had interest expense of $79.2 million and capitalized interest of $3.3 million in 1998. Interest expense will increase substantially as a result of the high yield offering which we completed in March 1999. These losses and our high interest expense present a significant risk for investors. We need to increase traffic on our network to reduce our per minute costs and reverse these trends.

    Our negative EBITDA and negative cash flow are likely to continue beyond the year 2000 if:

    - we extend our expansion plans,

    - prices charged to end users decline faster than we anticipate,

    - interconnection rates and wholesale prices paid by us do not decline as quickly as we anticipate, or

    - any of the other risks described in this prospectus materialize.

Accordingly, we cannot assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and future debt service requirements which would have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

OUR CASH FLOW MAY NOT BE SUFFICIENT TO PERMIT REPAYMENT OF OUR INDEBTEDNESS WHEN
  DUE

    Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. We cannot assure you that our business will generate sufficient cash flow from operations to meet our debt service requirements. We may need to refinance all or a portion of our indebtedness. Based on our current level of operation, we anticipate that cash flow from operations may be insufficient to repay our indebtedness at scheduled maturity and that some or all of such indebtedness may need to be refinanced. If we are unable to refinance our debt or if additional financing is not available, we could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for the assets or to default on our obligations with respect to our indebtedness, either of which could have a material adverse effect on the price of our common stock.

DUE TO RESTRICTIONS IN OUR INDENTURES, WE MAY NOT BE ABLE TO OPERATE OUR
  BUSINESS AS WE DESIRE

    The indentures under which our long-term debt was issued contain a number of conditions and/or limitations on the way in which we can operate our business. These limitations may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and our stockholders. The indentures restrict, and in some cases significantly limit or prohibit, among other things, our ability and the ability of our subsidiaries to:

    - incur additional indebtedness,

    - make prepayments of certain indebtedness,

    - pay dividends,

    - make investments,

    - engage in transactions with stockholders and affiliates,

    - issue capital stock,

    - create liens,

    - sell assets, and

    - engage in mergers and consolidations.

    Any of these limitations could have a material adverse effect on the price of our common stock.

OUR FUTURE GROWTH WILL REQUIRE SUBSTANTIAL ADDITIONAL CAPITAL WHICH COULD EXCEED BUDGETED AMOUNTS AND CAUSE US TO DELAY OR ABANDON EXPANSION PROJECTS

    Our future growth will require substantial additional capital which may exceed budgeted amounts. If we do not have sufficient cash to fund our growth as planned, we may be required to delay or abandon some or all of our development and expansion plans or we may have to seek additional money earlier than we currently anticipate. We cannot assure you that additional financing arrangements will be available to us on acceptable terms or at all. Moreover, the amount of our outstanding indebtedness may adversely affect our ability to raise additional financing. Our inability to obtain additional financing when required on acceptable terms could have a material adverse effect on the price of our common stock.

FAILURE TO IMPLEMENT OUR STRATEGY OF OWNING FACILITIES COULD SIGNIFICANTLY IMPACT OUR FINANCIAL PERFORMANCE

    If we are unable to successfully implement our strategy of owning, rather than leasing, telecommunications facilities, we could experience a significant decrease in the margin which we make on long distance calls. This decrease, absent a significant increase in the number of billable minutes which we carry or the amount we can charge for additional services, would have a material adverse effect on our business, financial condition, results of operations and on the price of our common stock.

WE MAY NOT BE ABLE TO PROVIDE DATA TRANSMISSION SERVICES EFFECTIVELY

    We have no direct experience in providing data transmission services and, consequently, we can provide no assurance that we will be successful in the data transmission business. Our ability to successfully enter the data transmission business will depend upon, among other things, our ability to:

    - select new equipment and software and integrate these into our network,

    - hire and train qualified personnel, and

    - enhance our billing, back-office and information systems to accommodate data transmission services and customer acceptance of our service offerings.

If we are not successful, there may be a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

    The data transmission business is also extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In providing these services, we will be dependent upon vendors for assistance in the planning and deployment of our data product offerings, as well as ongoing training and support. Our provider for asynchronous transfer mode equipment is Lucent. We believe that Lucent does not have extensive experience providing this equipment, or configuring data networks, in Europe. In addition, this Lucent equipment will need to be integrated with our existing Nortel Telecom-based platforms. In Europe, there are a number of different protocols for data transmission. Our network will need to be able to handle all of these protocols, which will pose technical difficulties.

    The asynchronous transfer mode network equipment we are installing is designed to enable us to carry voice calls using Internet Protocol as well as using traditional circuit switched technology. While we do not anticipate a wholesale conversion to voice over Internet Protocol in the near future, we may use this protocol to carry some portion of our voice traffic. Traditionally, voice calls have been transmitted by keeping a circuit or line open between the calling parties for the duration of the call. This method to transmit voice calls is inefficient because during conversations there are pauses and periods of silence when the capacity of the circuit is not being used. Voice communications carried over data transmission technologies are designed to eliminate this inefficiency. This technology breaks the voice conversation into "packets" of information and sends those packets over transmission lines individually. The packets are then re-assembled at or near their destination, so the parties are able to have a conversation. When the parties on the call pause or are silent, there are no packets transmitted and the transmission lines can be used for other purposes. This technology promises to substantially improve the efficiency of carrying voice conversations, reducing their cost.

    Some telecommunications companies, including ICG Communications, Inc., IDT Corporation and RSL Communications Ltd., are carrying calls over similar technologies today and many others, including Sprint Corporation, are developing this technology. However, carrying voice communications over Internet Protocol is still under development, is extremely complex and has not, in our judgement, been developed to quality levels equal to those of traditional voice transmission methods. We do not currently carry voice communications over Internet Protocol on our network. Accordingly, there is a risk that we will not be able to develop this technology well enough to be able to use it for voice traffic and, therefore, will not be able to enjoy the cost reductions it promises. Furthermore, it is not clear today which of the emerging versions of this technology will prevail. We believe the asynchronous transfer mode technology we are implementing is adaptable to future developments of voice over Internet Protocol technology. Many telecommunications companies have far more experience with these types of issues than we do. Our failure to successfully carry voice communications using data transmission technologies could have a material adverse effect on the price of our common stock.

OUR OPERATING RESULTS MAY BE SUBJECT TO SUBSTANTIAL FLUCTUATIONS

    Any significant shortfall in demand for our services in relation to expectations, or the occurrence of any other factors which cause revenue to fall significantly short of expectations, would have a material adverse effect on our business, financial condition, results of operations and the price of our common stock. Additional factors which may cause our operating results to fluctuate in the future include:

    - pricing changes in the industry,

    - changes in the mix of services which we sell or channels through which those services are sold,

    - timing and amount of capacity sales,

    - changes in user demand and customer terminations of service,

    - changes in capital expenditure requirements and other costs relating to the expansion of our network,

    - the start-up and ready-for service dates of each phase of our network expansion,

    - the timing and costs of any acquisitions of customer bases, businesses, services or technologies,

    - the timing and costs of marketing and advertising efforts,

    - the effects of government regulation and regulatory changes, and

    - specific economic conditions in the telecommunications industry.

OUR ABILITY TO USE NET OPERATING LOSS CARRYFORWARDS MAY BE LIMITED IN THE FUTURE

    As of December 31, 1998, we had federal income tax net operating loss carryforwards of $218.8 million which begin to expire in 2007. A tax asset related to this loss carryforward does not appear on our balance sheet because it is unclear if we will generate taxable income prior to the expiration of the net operating loss carryforwards. Our ability to use net operating loss carryforwards, to reduce our future tax payments would be limited if there were to occur a more than fifty percent ownership change over a three-year period. As a result of an ownership change in October 1996, certain of our net operating loss carryforwards from before such time are subject to this limitation. It is possible that this offering, when combined with prior or subsequent direct or indirect changes in the ownership of our common stock within the relevant three-year period, could trigger this limitation.

OUR INDUSTRY IS HIGHLY COMPETITIVE WITH PARTICIPANTS THAT HAVE GREATER RESOURCES THAN WE DO, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

    Our success depends upon our ability to compete with other telecommunications providers in each of our markets, many of which have substantially greater financial, marketing and other resources than we do. If our competitors devote significant additional resources to the provision of international or national long distance telecommunications services to our target customer base, this action could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock. We cannot assure you that we will be able to compete successfully.

    Our competitors include the incumbent telecommunications operator in each country in which we operate, global alliances among some of the world's largest telecommunications carriers, such as British Telecom and AT&T, Global One (Sprint, France Telecom and Deutsche Telekom), MCI Worldcom and Telefonica de Espana, and new entrants, such as alternative carriers, Internet backbone networks and other service providers. In addition, Colt Telecom Group and Level 3 Communications are sharing the costs of constructing two networks -- one to link the German cities of Berlin, Koln, Dusseldorf, Frankfurt, Hamburg, Munich and Stuttgart and the other linking Paris, Frankfurt, Amsterdam, Brussels and London. Other potential competitors include:

    - cable communications companies,

    - wireless telephone companies,

    - electric and other utilities with rights-of-way,

    - railways,

    - microwave carriers, and

    - large end-users which have private networks.

The intensity of competition and price declines in both billable minutes and capacity have increased over the past several years and we believe that competition and price declines will continue to intensify, particularly in Western Europe, as other providers obtain operative connectivity.

    We are aware that certain long distance carriers are expanding their capacity and believe that other long distance carriers and data service providers, as well as potential new entrants to the industry, are considering the construction of new fiber optic and other long distance transmission networks. Since the cost of the actual fiber is a relatively small portion of building new transmission lines, persons building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium term. Further, recent technological advances have shown the potential to greatly expand the capacity of existing and new fiber optic cable. In addition, our sales or leases of capacity on the Circe Network to other carriers may result in competitors having capacity on our routes along the Circe Network, which may in turn result in pricing pressures with respect to traffic carried along these routes. If capacity expansion in the telecommunications industry results in capacity that exceeds overall demand in general or along any of our routes, severe additional pricing pressure could develop. In addition, strategic alliances or similar transactions could result in additional pricing pressure on long distance carriers. Such pricing pressure could have a material adverse effect on us and the value of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

THE COSTS AND DIFFICULTIES OF ACQUIRING AND INTEGRATING BUSINESSES COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVENESS

    We continuously evaluate and discuss potential acquisitions. We may seek to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with, other companies, which may expose us to the following risks:

    - the difficulty of identifying appropriate acquisition candidates in the countries in which we do business,

    - the difficulty of assimilating the operations and personnel of the acquired entities,

    - the potential disruption to our ongoing business caused by senior management's focus on the acquisition transactions,

    - our failure to successfully incorporate licensed or acquired technology into our network and service offerings,

    - the failure to maintain uniform standards, controls, procedures and policies, and

    - the impairment of relationships with employees as a result of changes in management and ownership.

    Additionally, in connection with an acquisition, we may experience rates of customer attrition that are significantly higher than the rate of customer attrition which we generally experience and will generally record goodwill that must be amortized and which would reduce our earnings per share. Further, to the extent that any transaction involves customer bases or businesses located outside the United States, the transaction would involve the risks associated with international operations. We cannot assure you that we would be successful in overcoming these risks and our failure to overcome these risks could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

NETWORK CONSTRUCTION DELAYS AND SYSTEM DISRUPTIONS OR FAILURES COULD ADVERSELY
  AFFECT OUR BUSINESS

    Our success is dependent, in part, on our ability to continue to expand our network and on our ability to provide seamless technical operation of this network. Furthermore, as we continue to expand our network to increase its capacity and reach, we will face increasing demands and challenges including:

    - effectively managing the construction of new fiber routes, obtaining any necessary rights-of-way and required licenses for such construction, and completing any such construction on budget and on time,

    - increasing traffic volume on our network, and

    - selling capacity on our network.

    If the costs of construction projects significantly exceed our budget for those projects, we may be required to obtain additional financing or to abandon or curtail portions of those projects. If we encounter construction delays, we will not be able to route our traffic over our owned facilities as soon as we hope, which will, for some period of time, have a detrimental effect on our ability to increase traffic volumes and gross margins. In addition, construction delays could negatively affect our ability to sell indefeasible rights-of-use or capacity to other carriers. Our network is also subject to several risks which are outside of our control, such as:

    - the risk of damage to software and hardware resulting from fire,

    - power loss,

    - natural disasters, and

    - general transmission failures caused by a number of additional factors.

    Any failure of our network or other systems or hardware that causes significant interruptions to our operations could have a material adverse effect on our business, financial condition, results of operations and on the price of our common stock.

    Our operations are also dependent on our ability to successfully integrate new and emerging technologies and equipment into the network, which could increase the risk of system failure and result in further strains upon our network. We attempt to minimize customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers. However, prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with our network, could seriously damage our reputation and result in customer attrition, reduced margins and financial losses and, as a result, have a material adverse effect on the price of our common stock. Additionally, any damage to our switching centers in New York, New York; Somerset, New Jersey; London, England; or Egham, England could have a material adverse effect on our ability to manage our network operations and generate accurate call detail reports and, in the case of our switching centers in Somerset and Egham, to monitor our system.

    The expansion and development of our network will require the significant expenditure of resources in projecting growth in traffic volume and routing preferences and determining the most cost effective means of growing the network, for example, through variable or fixed lease arrangements, the purchase of capacity or minimum investment units on digital fiber optic cables or digital microwave equipment, or the further construction of transmission infrastructure. Failure to project traffic volume and route preferences correctly or to determine the optimal means of expanding our network would result in less than optimal utilization of our network and could have a material adverse effect on our business, financial condition, results of operations and on the price of our common stock.

FOREIGN CURRENCY EXCHANGE RATES COULD HAVE ADVERSE EFFECTS ON OUR BUSINESS

    Our payment obligations with respect to our outstanding indebtedness are denominated in U.S. Dollars and the Euro, but certain of our revenues are denominated in Pound Sterling. Any appreciation in the value of the U.S. Dollar or the Euro relative to the Pound Sterling could have a material adverse effect on our ability to make payments on such obligations.

    In the future we may elect to manage exchange rate exposure presented by our euro denominated obligations through the use of hedging transactions. We cannot provide any assurance that exchange rate fluctuations will not have a material adverse effect on our ability to make payments on our outstanding indebtedness.

    In addition, we cannot assure you that the laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which we operate will not change. Any such change could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

WE COULD EXPERIENCE SYSTEM FAILURES AND SERVICE DISRUPTIONS AS A RESULT OF THE
  YEAR 2000 ISSUE

    We face certain risks arising from the Year 2000 issue which could have a material adverse affect on our business, financial condition, results of operations and the price of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

OUR DEPENDENCE UPON THIRD PARTIES FOR LEASED CAPACITY AND INTERCONNECTION ARRANGEMENTS MAY RESULT IN SUBOPTIMAL UTILIZATION OF OUR NETWORK

    We currently lease capacity for point-to-point circuits with fixed monthly payments and buy minutes of use under agreements with maximum twelve-month terms and are vulnerable to changes in our lease arrangements, capacity limitations and service cancellations. These lease arrangements present us with high fixed costs, while revenues generated by the utilization of these leases will vary based on traffic volume and pricing. Accordingly, if we are unable to generate sufficient traffic volume over particular routes or are unable to charge appropriate rates, we could fail to generate revenue sufficient to meet the fixed costs associated with the lease and may incur negative gross margins with respect to those routes. A deterioration of our relationship with one or more carriers could have a material adverse effect on our cost structure, service quality, network coverage, financial condition, results of operations and the price of our common stock.

    Our ability to access customers and to effectively utilize our network is dependent upon our ability to secure operative interconnection agreements, providing access to and an exit from the public switched telephone network, with the respective incumbent telecommunications operator in each market in which we operate. Difficulties or delays in obtaining necessary operative interconnections in a satisfactory or timely manner may significantly delay or prevent the maximum utilization of our network which could have a material adverse effect on us and the price of our common stock.

LOSS OF SIGNIFICANT CARRIER CUSTOMERS WOULD RESULT IN A SIGNIFICANT LOSS OF
  REVENUES

    We currently derive a significant portion of our revenues from a relatively small number of carrier customers. During the three months ended March 31, 1999 and the year ended December 31, 1998, carrier customers accounted for 34.2% and 58.3% of our total revenue, respectively, with one carrier customer accounting for 10.6% of total revenue for the year ended December 31, 1998. Accordingly, the loss of revenue from more than one significant carrier customer would have a material adverse effect upon our business, financial condition, results of operations and the price of our common stock.

OUR BUSINESS WILL SUFFER IF WE LOSE CERTAIN KEY PERSONNEL OR FAIL TO ATTRACT AND RETAIN OTHER QUALIFIED PERSONNEL

    The success of our business is dependent, to a significant extent, upon the abilities and continued efforts of our senior management, and particularly upon the abilities and efforts of Michael J. Mahoney, our Chairman, Chief Executive Officer and President. We do not currently have employment agreements with any employee other than Mr. Mahoney, Allan L. Shaw, our Senior Vice President of Finance and Chief Financial Officer, and Sheldon M. Goldman, our Senior Vice President, Business Affairs and General Counsel, nor do we intend to enter into any employment agreements with any employee other than Lawrence G. Malone, our Senior Vice President, Global Sales and Marketing, and Francis J. Mount, our Senior Vice President, Engineering and Network Operations. See "Management--Employment Agreements." Except for a $3.0 million key-man life insurance policy on the life of Mr. Mahoney, we do not maintain and do not contemplate obtaining such life insurance policies on any of our employees.

    The success of our business also depends on our ability to attract, retain and motivate qualified management, marketing, technical and sales executives and other personnel who are in high demand and who often have multiple employment options. In addition, the labor market for software engineers and central office technicians has been extremely competitive recently and we may lose key employees or be forced to increase their compensation. The loss of the services of key personnel, or the inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

CERTAIN PROVISIONS OF OUR CORPORATE DOCUMENTS AND OUR EMPLOYMENT CONTRACTS MAY MAKE A TAKEOVER MORE DIFFICULT EVEN IF THE TAKEOVER WOULD BENEFIT STOCKHOLDERS

    Our certificate of incorporation and by-laws include certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions may render the removal of our directors and management more difficult. In addition, our certificate of incorporation authorizes the issuance of "blank check" preferred stock. These provisions may have the effect of delaying, deterring or preventing a future takeover or change in control of Viatel, unless such takeover or change in control is approved by our board of directors, even though such a transaction might offer holders of our common stock an opportunity to sell their shares at a price above the current market price.

    Section 203 of the Delaware General Corporation Law (the "DGCL") also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

    In addition, the employment agreements between Viatel and each of Messrs. Mahoney, Shaw and Goldman contain, and the employment agreements to be executed by each of Messrs. Malone and Mount will contain, provisions which require us to make certain payments to those officers in certain instances if their employment is terminated following certain specified events.

    Certain provisions of the DGCL and some of our employment agreements may delay, deter or prevent someone from acquiring us in a transaction that results in stockholders receiving a premium over the market price for the shares of common stock. See "Management--Employment Agreements" and "Description of Capital Stock--Certificate of Incorporation and By-laws." Such requirements may delay, prevent or deter a change in control of our company.

    In addition to the foregoing, under our indentures, in the event of a change of control we must offer to purchase all our outstanding indebtedness at a purchase price equal to 101% of the principal amount or the accreted value of such notes. This requirement may deter third parties from entering into a merger transaction with us and may have an adverse effect on the price of our common stock.

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION WHICH MAY AFFECT OUR ABILITY TO OFFER CERTAIN SERVICES AND WHICH MAY BE CHANGED IN A MANNER ADVERSE TO VIATEL

    OVERVIEW. National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which we currently operate and intend to operate. The interpretation and enforcement of such laws and regulations varies and could limit our ability to provide certain communications services in certain markets. We cannot assure you that:

    - future regulatory, judicial and legislative changes will not have a material adverse effect on us,

    - domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable laws and regulations, or

    - other regulatory activities will not have a material adverse effect on our business, financial condition and results of operations.

    INTERNATIONAL TRAFFIC. Under the World Trade Organization Basic Telecom Agreement, concluded on February 15, 1997, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific pro-competitive regulatory principles. The WTO Agreement became effective on February 5, 1998 and has been implemented, to varying degrees, by the signatory countries.

    On November 26, 1997, the FCC adopted the Foreign Participation Order to implement the U.S. obligations under the WTO Agreement. In this order, the FCC adopted an open entry standard for carriers from World Trade Organization member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-World Trade Organization member countries.

    International carriers serving the United States, including us, are subject to the FCC's international settlements policy. The international accounting rate system allows a U.S. facilities-based carrier to negotiate an accounting rate with a foreign carrier for handling each minute of international telephone service. Each carrier's portion of the accounting rate, usually one-half, is referred to as the settlement rate. Historically, international settlement rates have vastly exceeded the cost of terminating telecommunications traffic. The FCC's international settlements policy requires: (1) the equal division of the accounting rate between the U.S. and foreign carrier, (2) nondiscriminatory treatment of U.S. carriers, and (3) proportionate return of inbound traffic. To enforce the international settlements policy, the FCC has required carriers to file publicly available copies of their international settlement arrangements.

    The FCC adopted rules regarding specific rate levels for international settlements which became effective on January 1, 1998 and which were substantially affirmed by the FCC on reconsideration on June 11, 1999. The International Settlement Rates Order generally requires U.S. facilities-based carriers to negotiate settlement rates with their foreign correspondent at no greater than FCC-established benchmark prices. In addition, the International Settlement Rates Order imposed new conditions upon certain carriers, including us. First, as amended on reconsideration, the FCC conditioned facilities-based authorizations for service on a route on which a carrier has a foreign affiliate with market power upon the foreign affiliate offering all other U.S. carriers a settlement rate at or below the relevant benchmark. None of our foreign affiliates have market power. Second, the FCC conditioned any authorization to provide switched services over either facilities-based or resold international private lines upon the condition that at least half of the facilities based international message telephone service traffic on the subject route is settled at or below the relevant benchmark rate. This condition applies whether or not the licensee has a foreign affiliate on the route in question.

    In the Foreign Participation Order described above, if the subject WTO route does not comply with the benchmark requirement, a carrier can demonstrate that the foreign country provides equivalent resale opportunities. Accordingly, since the February 9, 1998 effective date of the Foreign Participation Order, we have been permitted to resell private lines for the provision of switched services, also known as international simple resale, to any WTO country that either has been found by the FCC to comply with the benchmarks or has been determined to be equivalent. We, however, remain subject to prior FCC approval in order to provide resold private lines to any country in which we have an affiliated carrier that has not been found by the FCC to lack market power.

    Many parties appealed the International Settlement Rates Order to the U.S. Court of Appeals for the D.C. Circuit. On January 12, 1999, the U.S. Court of Appeals for the D.C. Circuit issued an order resolving this appeal, upholding the International Settlement Rates Order in all respects.

    In new rules released on May 6, 1999, but not yet effective, the FCC has removed the international settlements policy for: (1) all settlement arrangements between U.S. carriers and foreign carriers that lack market power, and (2) all settlement arrangements on routes where U.S. carriers are able to terminate at least 50 percent of their traffic in the foreign market at rates that are at least 25 percent below the applicable benchmark settlement rate. In this international settlements policy order, the FCC also eliminated the requirement that carriers file the settlement arrangements where the international settlement policy has been eliminated. Finally, the international settlements policy order expanded its rules to permit carriers to provide international simple resale on any route where the resale carrier exchanges switched traffic with a foreign carrier that lacks market power. Accordingly, upon the effectiveness of these new rules, we will have more flexibility in negotiating settlement arrangements with many carriers on many routes, which we expect will lower our costs of terminating international traffic, although our competitors will benefit from these new rules in the same way.

    Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way we can route calls. Certain FCC rules limit the way in which some international calls can be routed. Accordingly, it is possible that the FCC could find that our network configuration violates these rules. If we were found to be in violation of these routing restrictions, and if the violation was sufficiently severe, it is possible that the FCC could impose sanctions and penalties upon us.

    CALL REORIGINATION. In addition, outside the European Union we provide a small number of customers with access to services through the use of call reorigination. A substantial number of countries have prohibited certain forms of call reorigination. We cannot assure you that certain of our services and transmission methods will not be or not become prohibited in certain jurisdictions and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on our business, financial condition and results of operations.

    UNSETTLED NATURE OF REGULATORY ENVIRONMENT. We have pursued and expect to continue to pursue a strategy of providing our services to the maximum extent we believe permissible under applicable laws and regulations. Our provision of services in Western Europe may also be affected if any European Union member state imposes greater restrictions on non-European Union international service than on such service within the European Union. We cannot assure you that the United States or foreign jurisdictions will not adopt laws or regulatory requirements that will adversely affect us.

    Additionally, we cannot assure you that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on us or that regulators or third parties will not raise material issues with regard to our compliance with applicable laws or regulations. If we are unable to provide the services we are presently providing or intend to provide or to use our existing or contemplated transmission methods, due to:

    - our inability to receive or retain formal or informal approvals for such services or transmission methods, or

    - for any other reason related to regulatory compliance or the lack of such compliance,

such events could have a material adverse effect on our business, financial condition and results of operations.

    Since January 1, 1998, we, as well as our U.S. competitors, have been required by the FCC to make contributions to a universal service fund to subsidize telecommunications services for low-income persons, schools and libraries, and rural health care providers. These contributions are based upon our gross revenues. There can be no assurance that we will be able fully to pass the cost of these contributions on to our customers or that doing so will not result in a loss of customers.

    EUROPEAN IMPLEMENTATION. The national governments of the European Union member states were required to pass legislation to liberalize the telecommunications markets within their countries to implement European Commission directives. Most of the member states have now implemented the required legislation. In certain cases this has been done on an inconsistent, and sometimes unclear, basis.

    In addition, the legislation and/or its implementation have, in certain circumstances, imposed significant obstacles on the ability of carriers to proceed with the necessary licensing process. Such barriers include requirements that carriers:

    - post significant bonds or make significant capital commitments to build infrastructure,

    - complete extensive application documentation, and

    - pay significant license fees.

    Implementation has also been slow in certain member states as a result of such member state's failure to dedicate the resources necessary to have a functioning regulatory body in place. The above factors and other obstacles which could develop in connection with deregulation of telecommunications services could have a material adverse effect on our operations by slowing down the rate of our intended expansion, as well as a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE

    The market price of our common stock has been and can be expected to be significantly affected by factors such as:

    - quarterly variations in our results of operations,

    - the announcement of new services or service enhancements by us or our competitors,

    - technological innovations by us or our competitors,

    - changes in earnings estimates or buy/sell recommendations by analysts,

    - the operating and stock price performance of other comparable companies, and

    - general market conditions or market conditions specific to particular industries.

In particular, the stock prices for many companies in the telecommunications sector have experienced wide fluctuations which have often been unrelated to the operating performance of such companies. We have been, and are likely to continue to be, subject to such fluctuations.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, financial position and the price of our common stock.

                                USE OF PROCEEDS

    We estimate that our net proceeds from the sale of the 4,270,000 shares of common stock we are offering will be approximately $190.2 million after deducting estimated offering expenses of $2.0 million and underwriting discounts and commissions payable by us. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We intend to use the net proceeds from this offering principally to fund the further development of our network as well as for working capital and general corporate purposes. We continuously evaluate and discuss acquisitions. The net proceeds from this offering may be used, in part, to fund such acquisitions. Pending utilization of the net proceeds, we intend to invest such proceeds in short-term, interest-bearing, high quality securities.

    We believe that the net proceeds from this offering, together with cash and marketable securities on hand and the proceeds from the sale of capacity on the Circe Network, will provide sufficient funds for us to expand our business as planned and to fund losses for at least the next 12 to 18 months. However, the amount of our future capital requirements and losses will depend on a number of factors, including the success of our business, the start-up dates of the unfinished rings of the Circe Network, the rate at which we further expand our network, the types of services that we offer, staffing levels, acquisitions and customer growth, as well as other factors that are not within our control, including competitive conditions, government regulatory developments and capital costs. In the event that our plans or assumptions change or prove to be inaccurate, or the net proceeds of this offering and the sale of capacity on the Circe Network prove to be insufficient to fund our capital expenditures and losses in the manner and at the rate currently anticipated, we may be required to delay or abandon some or all of our development and expansion plans or we may be required to seek additional sources of financing earlier than currently anticipated. See "Risk Factors--Our Cash Flow May Not Be Sufficient to Permit Repayment of Our Indebtedness When Due" and "Risk Factors--Our Future Growth Will Require Substantial Additional Capital Which Could Exceed Budgeted Amounts and Cause Us to Delay or Abandon Expansion Projects."

                                    DILUTION

    Our net tangible book value at March 31, 1999, as adjusted for the conversion of our Series A preferred stock and subordinated convertible debentures, was $(194.2) million, or $(6.98) per share of our common stock. Our as adjusted net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the receipt of the net proceeds from the sale of the 4,270,000 shares of our common stock offered by us hereby, after deducting underwriting discounts and commissions and estimated offering expenses, and the proceeds from the exercise of 54,000 options by selling stockholders for an aggregate purchase price of approximately $296,000, our pro forma as adjusted net tangible book value at March 31, 1999, would have been $(3.7) million, or $(0.12) per share. This represents an immediate increase in net tangible book value of $6.86 per share to existing stockholders and an immediate dilution of $47.12 per share to the new investors purchasing our common stock at the public offering price. The following illustrates this per share dilution:

Public offering price per share.....................................             $   47.00
As adjusted net tangible book value per share as of March 31, 1999
  before this offering..............................................  $   (6.98)
Increase per share attributable to new investors....................       6.86
                                                                      ---------
Pro forma, as adjusted net tangible book value per share at March
  31, 1999 after this offering......................................                 (0.12)
                                                                                 ---------
Dilution per share to new investors.................................             $   47.12
                                                                                 ---------
                                                                                 ---------

    The foregoing table does not include (1) shares of common stock to be issued in the event the underwriters' over-allotment option is exercised, (2) outstanding options at June 23, 1999 to purchase a total of approximately 3.0 million shares of common stock at prices ranging from $5.00 to $43.00, with a weighted average exercise price of $12.05 per share, and (3) an additional 0.2 million shares reserved for future grants under our stock incentive plan.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock is quoted on the Nasdaq Stock Market under the symbol "VYTL." The following table sets forth, for each of the periods indicated, the high and low sales prices per share of common stock as reported on the Nasdaq National Market.

                      HIGH        LOW
                     -------    -------
1997
  First Quarter.....   9 1/2      6 5/8
  Second Quarter....   7          6
  Third Quarter.....   6 5/8      4 1/4
  Fourth Quarter....   7          5

1998
  First Quarter.....  13 3/4      5
  Second Quarter....  17          7
  Third Quarter.....  20 3/4      8 1/8
  Fourth Quarter....  23 1/2      7 1/4
1999
  First Quarter.....  28 5/8     17
  Second Quarter
  (through June 23,
  1999).............  52 7/8     28 1/8

    On June 23, 1999, the reported last sale price of our common stock on the Nasdaq National Market was $47 5/8 per share.

                                DIVIDEND POLICY

    We have not paid any dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the future growth of our business. In addition, our ability to pay cash dividends is currently restricted under the terms of the indentures related to our existing senior indebtedness. Future dividends, if any, will be determined by our Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents, various other assets and the capitalization of Viatel as of March 31, 1999 on an actual basis, on an as adjusted basis to give effect to the conversion of our Series A redeemable convertible preferred stock and subordinated convertible debentures, and on a pro forma as adjusted basis to reflect the application of the net proceeds from the sale of the 4,270,000 shares of common stock offered by us hereby, after deducting underwriting discounts and commissions and estimated offering expenses, and the proceeds from the exercise of 54,000 options by selling stockholders for an aggregate purchase price of approximately $296,000. You should read the information in this table in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

                                                                                       AS OF
                                                                                  MARCH 31, 1999
                                                                      ---------------------------------------
                                                                                  AS ADJUSTED     PRO FORMA
                                                                                      FOR        AS ADJUSTED
                                                                       ACTUAL     CONVERSION    FOR OFFERING
                                                                      ---------  -------------  -------------
                                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...........................................  $ 442,042   $   442,042    $   632,488
                                                                      ---------  -------------  -------------
                                                                      ---------  -------------  -------------
Restricted cash equivalents.........................................  $  23,530   $    23,530    $    23,530
                                                                      ---------  -------------  -------------
                                                                      ---------  -------------  -------------
Cash securing letters of credit on network construction.............  $ 121,239   $   121,239    $   121,239
                                                                      ---------  -------------  -------------
                                                                      ---------  -------------  -------------
Marketable securities, current......................................  $  56,713   $    56,713    $    56,713
                                                                      ---------  -------------  -------------
                                                                      ---------  -------------  -------------
Restricted marketable securities, current and non-current...........  $ 206,266   $   206,266    $   206,266
                                                                      ---------  -------------  -------------
                                                                      ---------  -------------  -------------
Long-term liabilities, excluding current installments:
    Long-term debt..................................................  $1,256,196  $ 1,243,715    $ 1,243,715
    Notes payable and obligations under capital leases..............     36,286        36,286         36,286
                                                                      ---------  -------------  -------------
      Total long-term debt..........................................  1,292,482     1,280,001      1,280,001
                                                                      ---------  -------------  -------------
Series A Redeemable Convertible Preferred Stock, $.01 par value;
  718,042 shares authorized; 472,791 shares issued and outstanding actual, 0 shares issued and outstanding pro forma for the
  conversion and 0, pro forma, as adjusted for this offering........     48,298       --             --
                                                                      ---------  -------------  -------------
Stockholders' (deficiency) equity:
    Common stock, $.01 par value; 50,000,000 shares authorized;
      23,193,265 shares issued and outstanding, actual, 27,798,533 shares issued and outstanding, pro forma for the conversion and 32,122,533, shares issued and outstanding pro forma as
      adjusted for this offering....................................        232           278            321
    Additional paid-in capital......................................    128,403       188,673        379,076
    Accumulated other comprehensive loss............................    (15,082)      (15,082)       (15,082)
    Accumulated deficit.............................................   (297,923)     (297,923)      (297,923)
                                                                      ---------  -------------  -------------
      Total stockholders' (deficiency) equity.......................   (184,370)     (124,054)        66,392
                                                                      ---------  -------------  -------------
        Total capitalization........................................  $1,156,410  $ 1,155,947    $ 1,346,393
                                                                      ---------  -------------  -------------
                                                                      ---------  -------------  -------------

    The total shares to be outstanding after this offering do not include (1) shares of common stock to be issued in the event the underwriters' over-allotment option is exercised, (2) outstanding options at June 23, 1999 to purchase a total of approximately 3.0 million shares of common stock at prices ranging from $5.00 to $43.00, with a weighted average exercise price of $12.05 per share, and (3) an additional 0.2 million shares reserved for future grants under our stock incentive plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, and the other financial data included elsewhere in this prospectus. The statement of operations data, other financial data and balance sheet data as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from the consolidated financial statements of Viatel and the notes related thereto, which were audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998 and the report of KPMG LLP thereon, are included elsewhere in this prospectus. The selected consolidated statement of operations data, other financial data and balance sheet data as of and for the three-month periods ended March 31, 1998 and 1999 are derived from the unaudited consolidated financial statements of Viatel included elsewhere in this prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of Viatel for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. Net loss per share is computed on the basis described in the notes to our consolidated financial statements. EBITDA consists of earnings before interest, income taxes, extraordinary loss, dividends on preferred stock and depreciation and amortization. Capital additions for each period consist of capital expenditures, the net increase in payables for property and equipment purchases, assets acquired under capital lease obligations and capitalized interest during the period. Restricted securities represents government obligations purchased by us which secure the payment of certain interest payments on our outstanding senior notes.

                                                                                                        THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                -----------------------------------------------------  --------------------
                                                  1994       1995       1996       1997       1998       1998       1999
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Communication services revenue..............  $  26,268  $  32,313  $  50,419  $  73,018  $ 131,938  $  21,239  $  48,395
  Capacity sales..............................     --         --         --         --          3,250     --         13,246
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenue.............................     26,268     32,313     50,419     73,018    135,188     21,239     61,641
Operating expenses:
  Cost of services and sales..................     22,953     27,648     42,130     63,504    122,109     19,105     51,048
  Selling, general and administrative.........     14,463     24,370     32,866     36,077     44,893      8,955     18,763
  Depreciation and amortization...............        789      2,637      4,802      7,717     16,268      2,911      9,603
  Equipment impairment loss...................     --            560     --         --         --         --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses..................     38,205     55,215     79,798    107,298    183,270     30,971     79,414
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating loss................................    (11,937)   (22,902)   (29,379)   (34,280)   (48,082)    (9,732)   (17,773)
Interest income...............................        214      3,282      1,852      3,686     28,259        510      6,828
Interest expense..............................       (772)    (8,856)   (10,848)   (12,450)   (79,177)    (3,781)   (26,166)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss before extraordinary loss................    (12,495)   (28,476)   (38,375)   (43,044)   (99,000)   (13,003)   (37,111)
Extraordinary loss on debt prepayment.........     --         --         --         --        (28,304)    --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss......................................    (12,495)   (28,476)   (38,375)   (43,044)  (127,304)   (13,003)   (37,111)
Dividends on redeemable convertible preferred
  stock.......................................     --         --         --         --         (3,301)    --         (1,177)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss attributable to common
    stockholders..............................  $ (12,495) $ (28,476) $ (38,375) $ (43,044) $(130,605) $ (13,003) $ (38,288)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Loss per common share, basic and diluted:
  Before extraordinary item...................  $   (1.22) $   (2.09) $   (2.47) $   (1.90) $   (4.44) $   (0.57) $   (1.65)
  From extraordinary item.....................     --         --         --         --          (1.23)    --         --
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss attributable to common
    stockholders..............................  $   (1.22) $   (2.09) $   (2.47) $   (1.90) $   (5.67) $   (0.57) $   (1.65)
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares used in per share
  calculation:
  Basic and diluted...........................     10,252     13,641     15,514     22,620     23,054     22,783     23,186

                                                                                                        THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                -----------------------------------------------------  --------------------
                                                  1994       1995       1996       1997       1998       1998       1999
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA........................................  $ (11,148) $ (20,265) $ (24,577) $ (26,563) $ (31,814) $  (6,821) $  (8,170)
Net cash used in operating activities.........    (11,571)   (18,489)   (26,331)   (22,525)   (60,318)   (10,771)   (21,578)
Net cash provided (used in) by investing
  activities..................................     (4,996)   (37,057)    (1,592)   (43,164)  (349,992)    16,455   (200,424)
Net cash provided by (used in) financing
  activities..................................     80,984     (2,306)    94,772     11,286    729,035       (209)   351,655
Capital additions.............................      4,267     11,887      9,800     40,214    220,903      2,412    161,590

OTHER OPERATING DATA:
Billable minutes (000s).......................     14,981     25,932     62,249    140,918    383,875     52,418    270,808
Switches......................................          2         10         13         14         15         14         15
Points of presence............................          3         11         13         33         34         33         45
Route kilometers of owned intra-European fiber
  optic cable in operation....................         --         --         --         --         --         --      1,850

                                                                 AS OF DECEMBER 31,                      AS OF MARCH 31,
                                                -----------------------------------------------------  --------------------
                                                  1994       1995       1996       1997       1998       1998       1999
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                              (IN THOUSANDS)

BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities..................................    $66,762  $  35,066  $  92,982  $  47,143  $ 501,282  $  28,150  $ 498,755
Restricted cash equivalents and restricted
  marketable securities.......................     --         --         --         --        144,523     --        229,796
Cash securing letters of credit for network
  construction................................     --         --         --         --         --         --        121,239
Working capital...............................     58,549     26,214     79,434      7,666    428,657     12,729    427,217
Property and equipment, net...................      6,933     15,715     21,074     54,094    266,256     56,997    409,909
Intangible assets, net........................      5,225      5,502      5,021      4,339     46,968     12,567     70,579
Total assets..................................     83,923     65,613    134,664    126,809  1,009,111    121,894  1,411,990
Long-term debt, excluding current
  installments................................     59,955     67,283     77,904     99,610    921,139    102,360  1,292,482
Redeemable convertible preferred stock........     --         --         --         --         47,121     --         48,298
Stockholders' equity (deficiency).............     10,985    (17,618)    38,483     (8,564)  (137,292)   (18,271)  (184,370)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS, THE NOTES THERETO, AND THE OTHER FINANCIAL DATA INCLUDED LATER IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS, INCLUDING, BUT NOT LIMITED TO, THE CONTINUED DEVELOPMENT OF OUR BUSINESS, ACTIONS OF REGULATORY AUTHORITIES AND COMPETITORS, PRICE DECLINES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS REFERRED TO IN THE FORWARD-LOOKING STATEMENTS, SEE "RISK FACTORS."

OVERVIEW

    Since our inception in 1991, we have invested heavily in developing our ability to provide international communications services within Western Europe and to expand our market presence. During the past seven years, we have made substantial investments in software and back office operations, administrative infrastructure and a direct sales organization in Western Europe. Furthermore, we have created an extensive commercial telecommunications network in Western Europe which we believe is necessary to economically render the voice and data services we offer and intend to offer. We have also expanded our ability to generate revenues in North America during 1998. Historically, our revenues were derived from wholesale sales and retail sales (which is composed of sales to end users). Currently, our revenues also include revenues from the sale of capacity on our network. Each revenue source has a different impact on our results of operations. The sale of capacity on the Circe Network will vary substantially from period to period and will result in fluctuations in our operating results. For a discussion of the effects of the Circe Network on communication services revenue and other line items, see "--The Circe Network."

    REVENUE

    Our revenue is derived from communication services and capacity sales. Our communications services revenue is currently based primarily on the number of minutes of use billed ("billable minutes") and, to a lesser extent, on the additional services and products provided through our network. We currently derive our communication services revenue principally from long distance telecommunications services.

    During recent years, the following key trends have affected the composition of our communication services revenue:

    - A growing proportion of our customers, particularly in Western Europe, now access our network using either "indirect access" or "dedicated access" rather than call re-origination or international toll-free access (See "Business--The Viatel Network").

    - We have continued to expand our wholesale business. Our acquisition of Flat Rate Communications, Inc. during 1998 resulted in a significant increase in our wholesale business, and also increased our North American revenues. We believe that the revenues generated in North America will continue to increase.

    - The Western European market has increased in importance for us. In contrast, revenue from Latin America and Asia/Pacific Rim has declined, and is expected to continue to decline, as a percentage of total communications revenue as we continue to grow our business in Western Europe.

    The table set forth below presents our communication services revenue, as a percentage of total revenue, from different regions (based on where calls originated on the network):

                                                                                                  THREE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,           MARCH 31,
                                                                -------------------------------  --------------------
                                                                  1996       1997       1998       1998       1999
                                                                ---------  ---------  ---------  ---------  ---------
Western Europe................................................       39.5%      44.7%      46.6%      52.9%      67.2%
North America.................................................       18.9       21.9       41.6       26.9       28.0
Latin America.................................................       28.6       22.2       10.8       17.3        4.7
Asia/Pacific Rim and Other....................................       13.0       11.2        1.0        2.9        0.1

    We have experienced, and expect to continue to experience, declining revenue per minute in all of our markets, in part as a result of increasing worldwide competition within the telecommunications industry. See "Risk Factors--Our Industry is Highly Competitive With Participants That Have Greater Resources Than We Do, and We May Not Be Able to Compete Successfully." We believe, however, that the impact on our results of operations from price decreases will be at least partially offset by (1) continuing decreases in our cost of providing telecommunications services, particularly those decreases resulting from our continued efforts to convert from leased to owned infrastructure and reduce interconnection costs through the use of the Circe Network as it is expanded, (2) the introduction of new products and services, and (3) our ability to enter into additional interconnection agreements. There can be no assurance, however, that the results referred to in the foregoing forward looking statements, including a decline in our cost of communication services, can be achieved.

    COST OF SERVICES AND SALES

    Our cost of services and sales can be classified into four general categories: access costs, network costs, termination costs and cost of capacity sold. Access costs generally represent the costs associated with transporting the traffic from a customer's premises to the closest access point on our network. Access costs vary depending upon the distance from our network to the customer's premises and from country to country. We currently expect that our effective per minute access costs will be reduced as deregulation continues and competition accelerates, certain European Union directives requiring cost-oriented pricing (i.e., costs that an effectively competitive market would yield) by incumbent telecommunications operators are enforced and as we are able to obtain cost effective interconnection agreements. However, we can provide no assurance regarding the extent or timing of such cost decreases. In the event that such access costs do not fall as fast as we expect or at all, our gross margins could be adversely impacted.

    Network costs represent the costs of transporting calls over our network from its point of entry to its point of exit. Network costs generally consist of leased line rental costs, facility/network management costs and costs associated with interconnection with facilities of incumbent telecommunications operators. These costs will decrease substantially as each ring of the Circe Network is placed into service and we secure infrastructure ownership on other routes, which will enhance gross margins. However, there will be an associated increase in depreciation and amortization expense (which is not included in network costs). In order to succeed, we will need our per minute network costs to decline substantially compared to our per minute revenue. See "--Depreciation and Amortization."

    We utilize least cost routing designed to terminate traffic in the most cost effective manner. We believe that local termination costs should decrease as we
(1) add additional switches and points of presence, (2) interconnect with additional incumbent telecommunications operators and other infrastructure providers and (3) construct or purchase additional transmission facilities. Local termination costs should also decrease as new telecommunications service providers emerge and, in Western Europe, as European Union member states implement and enforce regulations requiring incumbent telecommunications operators to establish rates which are set at the forward-looking, long run economic costs that would be incurred by an efficient provider using state-of-the-art technology. We cannot provide any assurance regarding the results referred to in the foregoing forward-looking statements, including the extent or timing of cost decreases. See "Risk Factors" and "Business--Competition" and "Business-- Government Regulation."

    Termination costs currently represent the costs which we are required to pay to other carriers from the point of exit from our network to the point of destination. Termination costs are generally variable with traffic volume and traffic mix. If a call is terminated in a city in which we have a switch or point of presence, the call is usually transferred to the public switched telephone network for local termination. If the call is to a location in which we do not have a switch or point of presence, then the call must be transferred to another carrier with which we are interconnected.

    For a description of cost of capacity sold, see " -- The Circle Network."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Our selling, general and administrative expenses include commissions paid to independent sales representatives and overhead costs associated with our headquarters, back office and network operations centers and sales offices. Our selling, general and administrative expenses have continued to increase since our inception as we developed and expanded our business, although these expenses have fallen as a percentage of communications revenue. We anticipate that these expenses will continue to increase as our business is expanded in the future, however, we cannot provide any assurance that this will be the case. We anticipate that these expenses will continue to be incurred in advance of anticipated related communication services revenue.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of telecommunications-related equipment such as switches and points of presence, indefeasible rights of use and minimum investment units, furniture and equipment, leasehold improvements, and amortization of intangibles assets, including goodwill and costs associated with acquired employee bases and sales forces. We depreciate our network over periods ranging from five to 15 years and amortize our intangible assets over periods ranging from three to 25 years. We expect depreciation and amortization expense to increase as we further expand our network, particularly as each ring of the Circe Network is placed into service, at least until significant portions of the Circe Network are sold.

THE CIRCE NETWORK

    The Circe Network is expected to have significant effects on our results of operations. The sale of capacity on the Circe Network will vary substantially from period to period and, as a result, may result in fluctuations in our operating results. During the first quarter of 1999, we began selling capacity on the Circe Network. These sales substantially increase our gross profit (I.E., total revenue less cost of services and sales) because our cost of communication services as a percentage of communications service revenue is currently higher than the cost of capacity as a percentage of capacity sales. Due to the timing of capacity sales and higher margin associated with such sales, our gross profits and gross margin may also fluctuate substantially in the future, in ways that will not necessarily reflect the trends in our communications services business. We capitalize all of the costs associated with designing, building, funding and placing each ring of the Circe Network into service.

    Revenue from capacity sales that qualify under generally accepted accounting principles to be treated as sales are recognized under a line item titled "Capacity sales." Capacity sales are recognized as revenue when the purchaser obtains the right to use the capacity. The related cost of capacity is reported in the same period. With respect to each sale of capacity, the related cost of capacity sales is equal to a proportionate amount of the total capitalized cost of the related network. Revenue from operating leases of private line circuits will be included in communications services revenue and will be recognized on a straight line basis over the life of the lease. The portion of the total capitalized cost of the Circe Network used to provide communication services is included in property and equipment and is being charged to depreciation and amortization over its useful life.

    We expect to trade capacity on the Circe Network for capacity on other cable systems. Depending upon structure, these trades of capacity may have a material affect on our statement of operations. We will continue to incur sales and marketing and related expenses that will not be capitalized and will affect our results of operations, particularly while the Circe Network is being designed, built and placed into service. In addition, we will continue to incur additional operating and maintenance expense as the remaining Circe phases become operational. As a result of financing the Circe Network with debt, we are capitalizing a portion of the interest incurred that relates to the construction of the Circe Network until it is placed in service and will incur increases in interest expense thereafter.

    The Circe Network will have a beneficial effect on our costs of services and sales as well as net income (loss). This will occur as we bring traffic "on-net," to facilities we own, as opposed to facilities that we lease from other carriers. A large portion of the expenses associated with facilities we own is accounted as depreciation and amortization, while leased capacity is accounted for as a cost of services and sales. As a result, we expect that our gross margins and profit will be improved as we bring traffic "on-net." However, our net income (loss) will not improve to the same extent. The effect of bringing traffic "on-net" will be somewhat delayed, because our leased line agreements require minimum notification to terminate our obligations.

RESULTS OF OPERATIONS

    The following table summarizes the breakdown of our results of operations as a percentage of total revenue. Our total revenue, and therefore these percentages, could fluctuate substantially from period to period due to capacity sales, which have a substantially different impact on margins than communications services.

                                                                                            THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                       -------------------------------  --------------------
                                                         1996       1997       1998       1998       1999
                                                       ---------  ---------  ---------  ---------  ---------
Cost of services and sales...........................      83.6%      87.0%      90.3%      90.0%      82.8%
Selling, general and administrative expenses.........      65.2%      49.4%      33.2%      42.2%      30.4%
Depreciation and amortization........................       9.5%      10.6%      12.0%      13.7%      15.6%
EBITDA loss(1).......................................     (48.7%)    (36.4%)    (23.5%)    (32.1%)    (13.3%)

------------------------

(1) As used herein "EBITDA" consists of earnings before interest, income taxes, extraordinary loss, dividends on convertible preferred stock and depreciation and amortization. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles, is not necessarily comparable to similarly titled measures of other companies and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

    THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THE THREE MONTHS ENDED MARCH
     31, 1998

    TOTAL REVENUE. Total revenue increased by 190.2% to $61.6 million for the three months ended March 31, 1999 from $21.2 million for the three months ended March 31, 1998. Within this growth was a 127.9% increase in communication services revenue to $48.4 on 270.8 million billable minutes for the first quarter of 1999 from $21.2 million on 52.4 million billable minutes for the first quarter of 1998. Capacity sales were $13.2 million for the first quarter of 1999. We had no capacity sales during the first quarter of

1998, because the Circe Network did not exist. Revenue growth for the first quarter of 1999 was generated primarily by growth from European end user revenues and new capacity sales.

    A substantial increase in billable minutes from the first quarter of 1998 to the first quarter of 1999 was partially offset by a substantial decline in revenue per billable minute primarily because of (1) a higher percentage of lower-priced intra-European and national long distance traffic on our network and (2) reductions in prices in response to price reductions by incumbent telecommunications operators and other competitors in many of our markets.

    Communication services revenue per billable minute from the sale of services to retail customers, which represented 44.3% of total revenue for the three months ended March 31, 1999, compared to 55.2% for the three months ended March 31, 1998, decreased 72.5% to $.14 in the first quarter of 1999 from $.51 in the first quarter of 1998. Communication services revenue per billable minute from the sale of services to carriers and other resellers remained constant at $.29 for the first quarter of 1999 and in the first quarter of 1998.

    During the first quarter of 1999 as compared to the first quarter of 1998, we increased our carrier business (through which we provide switched minutes, private lines and ports to carriers, Internet Service Providers and other resellers) on an absolute basis. However, our carrier business declined as a percentage of communications service revenue, because our retail services grew at a faster rate. The carrier business represented approximately 34.2% of total revenue and approximately 27.1% of billable minutes for the three months ended March 31, 1999 as compared to approximately 44.6% of total revenue and approximately 56.2% of billable minutes for the three months ended March 31, 1998.

    COST OF SERVICES AND SALES. Cost of services and sales increased to $51.0 million in the first quarter of 1999 from $19.1 million in the first quarter of 1998. As a percentage of total revenue, however, cost of services and sales decreased to approximately 82.8% from approximately 90.0% for the three months ended March 31, 1999 and 1998, respectively. Cost of services and sales for the three months ended March 31, 1999 includes costs associated with the sale of capacity on the Circe Network. These costs did not occur in the first quarter of 1998. The cost of the sold capacity represented non-cash charges of the pro rata cost of the network asset and is determined based upon the ratio of total capacity sold to total estimated capacity multiplied by the total capitalized costs of the related network. Our gross margin increased, as a result of capacity sales to 17.2% for the three months ended March 31, 1999 as compared to 10.0% for the three months ended March 31, 1998.

    Cost of services and sales continued to increase in the three months ended March 31, 1999 in part because of the relatively high cost of leased infrastructure and the increase in minutes. These costs are expected to decrease as a percentage of revenue as we migrate from leased infrastructure to the Circe Network and other owned capacity. The effect of bringing traffic "on-net" will be somewhat delayed, because our leased line agreements require minimum notification to terminate our obligations.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $18.8 million in the three months ended March 31, 1999 from $9.0 million in the three months ended March 31, 1998 and, as a percentage of total revenue, decreased to approximately 30.4% in the three months ended March 31, 1999 from approximately 42.2% in the corresponding period in 1998. Much of these expenses are attributable to overhead costs associated with our headquarters, back office and operations as well as maintaining a physical presence in seventeen different jurisdictions. We expect to incur additional expenses as we continue to invest in operating infrastructure and actively market our products and services. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 47.5% and 52.3% for the three months ended March 31, 1999 and 1998, respectively. Advertising and promotion expenses, as a percentage of total selling, general and administrative expenses, were approximately 5.1% and 1.1% for the three months ended March 31, 1999 and 1998, respectively.

    EBITDA LOSS. EBITDA loss increased to $8.2 million for the three months ended March 31, 1999 from $6.8 million for the three months ended March 31, 1998. As a percentage of total revenue, EBITDA loss decreased to approximately 13.3% in the first quarter of 1999 from approximately 32.1% in the first quarter of 1998. We expect EBITDA margin to improve as we migrate traffic from leased lines to our own network.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of the network, increased to approximately $9.6 million in the three months ended March 31, 1999 from approximately $2.9 million in the three months ended March 31, 1998. The increase was due primarily to the increase in gross property and equipment from $72.2 million at March 31, 1998 to $440.0 million at March 31, 1999. Depreciation expense will increase substantially as each additional ring of the Circe Network becomes operational.

    INTEREST. Interest expense increased from approximately $3.8 million in the three months ended March 31, 1998 to approximately $26.2 million in the three months ended March 31, 1999 primarily as a result of our aggregate debt, which includes notes and capital lease obligations, increasing from $104.2 million at March 31, 1998 to $1.3 billion at March 31, 1999. During the three months ended March 31, 1999, we capitalized $2.3 million of interest costs. Interest income increased from approximately $510,000 in the three months ended March 31, 1998 to approximately $6.8 million in the three months ended March 31, 1999 primarily as a result of the interim investment of the net proceeds from our April 1998 high yield offering.

    1998 COMPARED TO 1997

    TOTAL REVENUE. Total revenue increased by 85.1% from $73.0 million on 140.9 million billable minutes for 1997 to $135.2 million on 383.9 million billable minutes for 1998. Total revenue growth for 1998 was generated primarily from increased European retail traffic and growth in our carrier business in Western Europe and in North America which was partially offset by decreased revenue from our Pacific Rim and Latin American operations. Total revenue for 1998 also included $3.3 million of transatlantic capacity sales.

    The overall increase of 172.4% in billable minutes from 1997 to 1998 was partially offset by declining revenue per billable minute, primarily because of
(1) a higher percentage of lower-priced intra-European and national long distance traffic on our network as compared to intercontinental traffic, (2) a higher percentage of lower-priced carrier traffic as compared to retail traffic and (3) reductions in certain rates charged to retail customers in response to pricing reductions enacted by incumbent telecommunications operators and other carriers in many of our markets. See "--Cost of Communication Services and Capacity."

    Communication services revenue per billable minute from the sale of services to retail customers, which represented 72.1% of total revenue for 1997, compared to 41.7% for 1998, decreased 43.5% from $.69 in 1997 to $.39 in 1998. Total revenue per billable minute from the sale of services to carriers and other resellers increased by 3.3% from $.30 in 1997 to $.31 in 1998 due primarily to changes in traffic mix. The number of contracted customers billed declined 30.2% from 21,515 at December 31, 1997 to 15,010 at December 31, 1998. This decline in contracted customers billed is primarily attributable to our Pacific Rim operations where the number of customers billed declined 93.2% from 5,424 at December 31, 1997 to 369 at December 31, 1998, representing a net loss of 5,055 customers, as a result of currency fluctuations caused by the Asian economic crisis, which made our rates noncompetitive.

    During 1998 as compared to 1997, we significantly increased our carrier business through which we sell switched minutes, private lines and ports to carriers, Internet service providers and other resellers. The carrier business has enabled us to recover partially the costs associated with increased capacity in advance of demand from retail customers. The resulting economies of scale have allowed us to use our network more profitably for network originations and terminations within Europe. The carrier business represented approximately 27.9% of total revenue and approximately 46.1% of billable minutes for 1997 as compared to approximately 58.3% of total revenue and approximately 62.0% of billable minutes for 1998. The increase in total revenue derived from carriers and other resellers is partially attributable to the acquisition of Flat Rate Communications, a long distance telecommunications reseller, on February 27, 1998 which also significantly increased our North American revenues.

    COST OF SERVICES. Cost of services increased from $63.5 million in 1997 to $122.1 million in 1998 and, as a percentage of total revenue, increased from approximately 87.0% to approximately 90.3%. Our gross margin decreased, as a percentage of total revenue, from 13.0% for 1997 to 9.7% for 1998. This decrease was primarily due to (1) decreased revenue per minute resulting from price competition and foreign currency fluctuations which was not offset by corresponding decreases in infrastructure costs, (2) increased sales to carrier customers which generate substantially lower margins and (3) an increase in intra-European and national long distance traffic compared to higher margin international traffic. This decrease in gross margin, as a percentage of revenue, is one of the principal reasons we initiated a strategy to own key elements of our network infrastructure.

    Cost of services increased in 1998 in part because of the relatively high cost of leased infrastructure. These costs are expected to decrease as a percentage of total revenue as we continue to migrate from leased infrastructure to owned infrastructure. From 1997 to 1998, we increased our private line circuits capacity and, as a result, costs for private line circuits increased from approximately $9.6 million for 1997 (approximately 13.1% of total revenue) to approximately $17.1 million for 1998 (approximately 12.6% of total revenue).

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $36.1 million in 1997 to $44.9 million in 1998 and, as a percentage of total revenue, decreased from approximately 49.4% in 1997 to approximately 33.2% in 1998. Much of these expenses are attributable to overhead costs associated with our headquarters, back office and network operations as well as maintaining sales offices. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 51.6% and 49.3% for 1997 and 1998, respectively. Advertising and promotion expenses, as a percentage of total selling, general and administrative expenses, were approximately 1.2% and 3.6% for 1997 and 1998, respectively. We expect to incur additional expenses as we continue to invest in our sales and marketing infrastructure and actively market our products and services.

    EBITDA LOSS. EBITDA loss increased from $26.6 million for 1997 to $31.8 million for 1998. As a percentage of total revenue, EBITDA loss decreased from approximately 36.4% in 1997 to approximately 23.5% in 1998. These losses resulted from lower gross margins as a percentage of total revenue due to the relatively high cost of intra-European leased lines which was compounded by the impact on revenue of aggressive price reductions implemented by incumbent telecommunications operators.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of our network, increased from approximately $7.7 million in 1997 to approximately $16.3 million in 1998. The increase was due primarily to (1) the depreciation of equipment related to network expansion and fiber optic cable systems placed in service during 1997 and (2) the amortization of goodwill associated with the acquisition of Flat Rate Communications, Inc. in February 1998. Depreciation expense will increase substantially as each ring of the Circe Network becomes operational.

    INTEREST. Interest expense increased from approximately $12.5 million in 1997 to approximately $79.2 million in 1998 primarily as a result of our 1998 high yield offering. Interest income increased from approximately $3.7 million in 1997 to approximately $28.3 million for 1998 primarily as a result of the interim investment of the net proceeds from our 1998 high yield offering. During 1998, we capitalized $3.3 million of interest costs.

    1997 COMPARED TO 1996

    TOTAL REVENUE. Total revenue increased by 44.8% from $50.4 million on 62.2 million billable minutes for 1996 to $73.0 million on 140.9 million billable minutes for 1997. Total revenue growth for 1997 was generated primarily from increased traffic volume on our network, from growth in our carrier business and, to a lesser extent, increased traffic volume in Latin America and the Pacific Rim.

    The overall increase of 126.4% in billable minutes from 1996 to 1997 was partially offset by declining revenue per billable minute primarily because of
(1) a higher percentage of lower-priced intra-European and national long distance traffic from our network as compared to intercontinental traffic, (2) a higher percentage of lower-priced carrier traffic as compared to retail traffic,
(3) reductions in certain rates charged to retail customers in response to pricing reductions enacted by certain incumbent telecommunications operators and other carriers in many of our markets, (4) changes in customer access methods and (5) foreign currency fluctuations. See "--Cost of Communication Services and Capacity."

    Total revenue per billable minute from the sale of services to retail customers, which represented 83.5% of total revenue in 1996, compared to 72.1% in 1997, decreased from $1.04 in 1996 to $.69 in 1997. Total revenue per billable minute from the sale of services to carriers and other resellers decreased from $.38 in 1996 to $.30 in 1997, primarily as a result of price competition. The number of customers billed rose 18.4% from 18,172 at December 31, 1996 to 21,515 at December 31, 1997.

    The carrier business represented approximately 16.5% of total revenue and approximately 35.2% of billable minutes for 1996 as compared to approximately 27.9% of total revenue and approximately 46.1% of billable minutes for 1997. This increase in carrier revenue represents an increase of approximately 147.0% over 1996.

    COST OF SERVICES. Cost of services increased from $42.1 million in 1996 to $63.5 million in 1997 and, as a percentage of total revenue, increased from approximately 83.6% to approximately 87.0% for 1996 and 1997, respectively. Our gross margin decreased from 16.4% for 1996 to 13.0% for 1997. This decrease was primarily due to (1) decreased revenue per minute resulting from price competition and foreign currency fluctuations which were not offset by corresponding decreases in infrastructure costs, (2) increased sales to carrier customers which generate substantially lower margins, and (3) an increase in intra-European and national long distance traffic compared to higher margin intercontinental traffic.

    Cost of services increased in 1997 because of the relatively high cost of leased infrastructure and the accelerated rollout of European points of presence. These costs are expected to decrease as a percentage of total revenue as we continue our efforts to convert from leased to owned capacity. We increased our private line circuits capacity by 311%, and as a result the fixed costs associated with our network, costs for private line circuits increased from approximately $4.1 million for 1996 (approximately 8.2% of total revenue) to approximately $6.0 million for 1997 (approximately 8.2% of total revenue).

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $32.9 million in 1996 to $36.1 million in 1997 and, as a percentage of total revenue, decreased from approximately 65.2% in 1996 to approximately 49.4% in 1997. Much of these expenses are attributable to overhead costs associated with our headquarters, back office and network operations as well as maintaining a physical presence in seventeen different jurisdictions. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 49.0% and 51.6% for 1996 and 1997, respectively.

    EBITDA LOSS. EBITDA loss increased from $24.6 million for 1996 to $26.6 million for 1997. As a percentage of total revenue, EBITDA loss decreased from approximately 48.7% in 1996 to approximately 36.4% in 1997. These losses resulted from lower gross margins as a percentage of total revenue due to the relatively high cost of intra-European leased lines which was compounded by the impact on revenue of aggressive price reductions implemented by certain incumbent telecommunications operators.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of our network, increased from approximately $4.8 million in 1996 to approximately $7.7 million in 1997. The increase was due primarily to the depreciation of equipment related to network expansion and fiber optic cable systems placed in service during 1997.

    INTEREST. Interest expense increased from approximately $10.8 million in 1996 to approximately $12.5 million in 1997 due to the accretion of non-cash interest on the notes we issued in 1994. Interest income increased from approximately $1.9 million for 1996 to approximately $3.7 million in 1997, primarily as a result of the investment of the net proceeds from our initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

    We have incurred losses from operating activities in each year of operations since our inception and expect to continue to incur operating and net losses for the next several years. Since inception, we have utilized cash provided by financing activities to fund operating losses, interest expense and capital expenditures. The sources of this cash have primarily been through private and public equity and debt financings and, to a lesser extent, equipment-based financing. As of March 31, 1999, we had $620.0 million of cash, cash equivalents, cash securing letters of credit for network construction and marketable securities and $229.8 million of restricted cash equivalents and other restricted marketable securities, which secure interest payments on our notes through April 2001.

    On March 19, 1999 we completed a high yield offering through which we raised approximately $365.5 million of gross proceeds in a combination of senior dollar notes and senior Euro notes.

    On April 8, 1998, we completed a high yield offering through which we raised approximately $889.6 million of gross proceeds ($856.6 million of net proceeds). A portion of the proceeds from this high yield offering were utilized by us to retire our 15% senior discount notes due 2005 pursuant to a tender offer.

    We believe that the net proceeds from this offering and the 1999 high yield offering, together with cash and marketable securities on hand and future sales of capacity on the Circe Network, will provide sufficient funds for us to expand our business as planned and to fund operating losses for at least the next 12 to 18 months. However, the amount of our future capital requirements will depend on a number of factors, including the success of our business, the start-up dates of each ring of the Circe Network, the dates at which we further expand our network, the types of services we offer, staffing levels, acquisitions and customer growth as well as other factors that are not within our control, including competitive conditions, government regulatory developments and capital costs. In addition, we continuously discuss and evaluate potential acquisitions. In the event that (1) our plan or assumptions change or prove to be inaccurate,
(2) we consumate an acquisition, (3) we are unable to convert from leased to owned infrastructure in accordance with our current plans or (4) the net proceeds of this offering, cash and investments on hand, equity offerings and the proceeds from the sale of capacity on the Circe Network prove to be insufficient to fund our growth in the manner and at the rate currently anticipated, we may be required to delay or abandon some or all of our development and expansion plans or we may be required to seek additional sources of financing earlier than currently anticipated. In the event we are required to seek additional financing, there can be no assurance that such financing will be available on acceptable terms or at all.

    CAPITAL ADDITIONS; COMMITMENTS

    The development of our business has required substantial capital. Capital additions for each period consist of capital expenditures, the net increase in property and equipment purchases payable, assets acquired under capital lease obligations and capitalized interest during the period. During 1998, capital additions totalled $220.9 million and consisted of capital expenditures of approximately $94.7 million, a net increase of $92.5 million in property and equipment purchases payable, $30.4 million of assets acquired under capital lease obligations and capitalized interest of $3.3 million. During the three months ended March 31, 1999, we had capital additions of $161.6 million, which consisted of capital expenditures of approximately $101.7 million, a net increase of $44.1 million in property and equipment purchases payable, $13.6 million of assets acquired under capital lease obligations and capitalized interest of $2.3 million. We have also entered into certain agreements associated with the Circe Network, purchase commitments for network expansion and other items aggregating in excess of $225.0 million at March 31, 1999. Additionally, we have minimum volume commitments to purchase transmission capacity from various domestic and foreign carriers aggregating approximately $13.2 million for all of 1999.

    Based upon certain key operating performance targets which were met during the period ended March 31, 1999, we recognized our obligation to pay contingent consideration for our 1998 Flat Rate Communications acquisition.

    On May 13, 1999, our Series A preferred stock and our subordinated debentures converted into shares of our common stock. The conversion was based upon maintenance of our common stock above a certain per share price for a specified time period. The Series A preferred stock and the subordinated debentures converted at a conversion price equal to $13.20 and DM24.473, respectively, at the then applicable exchange rate. Accordingly, we issued approximately 4.6 million shares of our common stock and will pay cash for any fractional shares due upon conversion.

    FOREIGN CURRENCY

    We have exposure to fluctuations in foreign currencies relative to the U.S. Dollar as a result of billing portions of our communication services revenue in the local European currency in countries where the local currency is relatively stable while many of our obligations, including a substantial portion of our transmission costs, are denominated in U.S. Dollars. In countries with less stable currencies, such as Brazil, we bill in U.S. Dollars. Debt service on certain of the notes issued by us are currently payable in Euros. A substantial portion of our capital expenditures are and will continue to be denominated in various European currencies, including the Euro. Most of the European currencies in which we do business converged effective January 1, 1999, with the exception of the British Pound Sterling.

    With the continued expansion of our network, a substantial portion of the costs associated with the network, such as local access and termination charges and a portion of the leased line costs, as well as a majority of local selling expenses and debt service related to the Euro denominated notes, will be charged to us in the same currencies as revenue is billed. These developments create a natural hedge against a portion of our foreign exchange exposure. To date, much of the funding necessary to establish the local direct sales organizations has been derived from communication services revenue that was billed in local currencies. Consequently, our financial position as of March 31, 1999 and our results of operations for the three months ended March 31, 1999 were not significantly impacted by fluctuations in the U.S. Dollar in relation to foreign currencies.

YEAR 2000

    The Year 2000 problem is the result of computer programs, microprocessors and embedded date reliant systems using two digits rather than four to define the applicable year. If these programs are not corrected, such date sensitive computer programs, microprocessors and embedded systems may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions in operations.

    In an effort to assess our Year 2000 state of readiness, during 1997 we began performing a complete inventory assessment of all of our internal systems, which we have divided into two categories, business essential, or mission critical, and support systems, or non-mission critical. As part of our Year 2000 program and as part of our overall procurement plan, we have sought to ensure that fixed assets acquired were Year 2000 compliant. At December 31, 1997 gross property and equipment was $67.0 million compared to $440.0 million at March 31, 1999, an increase of 556.7% in gross property and equipment. As part of this process, we have inventoried, tested, and ensured Year 2000 compliance of our mission critical systems. The inventory and testing of these mission critical systems is complete. The backbone of our communications network is primarily composed of Nortel switches which are Year 2000 compliant. Our message processing and billing systems, which are used to record and process millions of call detail records, and our transmission equipment, which are our only other mission critical systems, are also Year 2000 compliant. The majority of our non-mission critical systems are Year 2000 compliant. We anticipate our non-mission critical systems being Year 2000 compliant during the third quarter of 1999. The total estimated cost of ensuring our preparation for Year 2000 is approximately $200,000, a portion of which has already been incurred and expensed.

    We have initiated formal communications with the key carriers and other vendors on which our operations and infrastructure are dependent to determine the extent to which we are susceptible to a failure resulting from such third parties' inability to remediate their own Year 2000 problems. Accordingly, during the procurement process, we have taken steps to ensure that our vending, carriers and products purchased are Year 2000 compliant or are adequately addressing the Year 2000 issues. We can provide no assurance that the carriers and other vendors on which our operations and infrastructure rely are or will be Year 2000 compliant in a timely manner. Interruptions in the services provided to us by these third parties could result in disruptions in our services. Depending upon the extent and duration of any such disruptions and the specific services affected, such disruptions could have a material adverse affect on our business, financial condition and results of operations. As a contingency against any possible disruptions in services provided by vendors, we have sought to diversify our vendor base. We believe that the diversity of our vendor base is sufficient to mitigate Year 2000 related disruptions in service to our customers. In addition, we believe that the fact that we conduct business in, and derive revenue from, multiple Western European countries helps to mitigate the potential impact of Year 2000 related disruptions.

    In addition, disruptions in the economy generally resulting from the Year 2000 problems could also have a material adverse effect on us. We could be subject to litigation resulting from any disruption in our services. The amount of potential liability or lost revenue which would result from these disruptions in service could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

EURO

    On January 1, 1999, eleven of the fifteen member countries of the European Union established irrevocable fixed conversion rates between their existing sovereign currencies and a single currency called the Euro. The sovereign currencies are scheduled to remain legal tender as denominations of the Euro during a transition period from January 1, 1999 to January 1, 2002.

    We have completed an internal analysis regarding business and systems issues related to the Euro conversion and, as a result, made necessary modifications to our business processes and software applications. We are now able to conduct business in both Euro and sovereign currencies on a parallel basis, as required by the European Union.

    We believe that the Euro conversion has not and will not have a significant impact on our business strategy in Europe. The costs to convert all systems to be Euro compliant did not have a significant impact on our results of operations.

INFLATION

    We do not believe that inflation has had a significant effect on our operations to date.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. While scheduled to be effective in the year 2000, there is a proposal to delay the implementation of the statement for one year. We have not completed our analysis of the impact of this statement on our financial statements.

MARKET RISK EXPOSURE

    We are subject to foreign currency exchange rate risk relating to receipts from customers, payments to suppliers and interest and principal payments on the outstanding Euro denominated senior notes, senior discount notes and subordinated convertible debentures in foreign currencies. We do not consider the market risk exposure relating to foreign currency exchange to be material. See "--Liquidity and Capital Resources-Foreign Currency."

    We have financial instruments that are subject to interest rate risk, principally short-term investments and debt obligations issued at a fixed rate. Historically, we have not experienced material gains or losses due to interest rate changes when selling short-term investments and typically hold these securities until maturity. Based on our current holdings of short-term investments, our exposure to interest rate risk is not material. Fixed-rate debt obligations issued by us are generally not callable until maturity.

                                    BUSINESS

OVERVIEW

    We are a rapidly growing international communications company providing high quality, competitively priced, long distance communication and data services to end users, carriers and resellers. Our revenue has grown from $32.3 million in 1995 to $135.2 million in 1998, and today we have direct sales forces in twelve Western European cities and an indirect sales force in more than 180 locations in Western Europe.

    To capitalize on the opportunities presented by deregulation of the telecommunications industry in Western Europe, we established an early presence and sought aggressively to acquire licenses, interconnection and infrastructure. Today, we have licenses in each of Belgium, France, Germany, Italy, The Netherlands and the United Kingdom and interconnection agreements with the incumbent telecommunications operator in each of these countries. We also have licenses in Spain and Switzerland and expect to obtain interconnection agreements in these countries during the fourth quarter of 1999.

    We currently operate one of Europe's largest pan-European networks, with points of presence in 45 cities. We believe that control of network infrastructure is critical to becoming a high quality, low-cost provider of communications services because it will enable us to better manage service offerings, quality of transmission and costs. Accordingly, we are currently in the process of migrating from a network composed of international and domestic leased circuits to a network composed primarily of owned circuits. To facilitate this transition, in 1998 we commenced construction of a five-ring fiber optic network in the largest telecommunications markets in Europe. These five rings, which are expected to consist of approximately 8,700 route kilometers comprise our Circe Network. In March 1999, we completed construction of phase one of the Circe Network, which connects four European countries and includes London, Paris, Amiens, Brussels, Antwerp, Rotterdam and Amsterdam, and have begun construction of phases two and three. We plan to begin construction of phases four and five in the second half of 1999.

    We believe, and our experience to date has indicated, that demand from end users, carriers and other communications companies for high quality transmission capacity in Europe will increase over the next several years due to fundamental changes in the communications industry brought about by regulatory and technical improvements. We also believe that cost effective transmission capacity in Europe will allow new capacity intensive applications to be created which will, in turn, fuel the need for additional capacity. Our network should allow us to meet this increased demand by providing abundant transmission capacity for:

    - continued growth in our existing long distance voice service business,

    - additional provision of wholesale services to the large base of resellers that is developing as deregulation continues in Western Europe,

    - Internet, electronic commerce, multi-media and video services and other new technologies and applications, and

    - asynchronous transfer mode, frame relay, Internet protocol and other high speed data transmission services.

    As part of our strategy to capture a share of the rapidly growing data market, in the first quarter of 1999 we entered into an arrangement with Lucent pursuant to which Lucent is installing asynchronous transfer mode backbone network equipment on our Circe Network. This backbone equipment is designed to enable us to provide packet switched voice, video conferencing, private intranets and dedicated Internet protocol transport over an integrated platform and offer end users high capacity, speed and reliability. Lucent has agreed to cooperate with us in developing marketing strategies to promote our data services, to train our personnel and to assist us in achieving network-to-network interfaces with certain specified carriers. We expect our data network to be commercially operable in the fourth quarter of 1999.

MARKET OPPORTUNITIES

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced a compounded growth in total minutes of 15.5% per annum from 1988 to 1998. In 1997, according to industry sources, the European international long distance market for voice services was the largest in the world, with approximately 29.6 billion minutes or 43% of international calling volume originating in Europe. A substantial portion of the traffic originating in Europe terminates in Europe or the United States, where we have international gateway switches.

INTERNATIONAL TRAFFIC PATTERNS

                                                                                     DESTINATION
                                                                       ---------------------------------------
COUNTRY (MARKET DATA AS OF)                                               EUROPE*         USA         OTHER
--------------------------------------------------  OUTGOING MINUTES   -------------      ---      -----------
                                                    -----------------
                                                      (IN MILLIONS)
United Kingdom (1997/1998)........................          5,800               52%           13%          35%
Germany (1997)....................................          5,333               52             6           42
France (1997).....................................          3,545               64             6           30
Italy (1997)......................................          2,352               57            11           32
Switzerland (1997)................................          2,164               70             4           26
Netherlands (1997)................................          1,535               75             6           19
Belgium (1996)....................................          1,228               85             4           11
Spain (1995)......................................          1,025               70             5           25

------------------------

*   Europe-EU member states and Switzerland.

Source:  TeleGeography 1999.

    In 1997, the market for total domestic and international long distance in the Western European countries in which we operate represented approximately $104.3 billion, with $87.4 billion representing national long distance and approximately $16.9 billion representing international long distance (Source:
"The European Telecommunications Fact File 1998"). In many European Union member states, the ability to provide telecommunications services was liberalized on January 1, 1998. We believe that regulatory liberalization in Western Europe and technological advancements eventually will lead to market developments similar to those that have occurred in the United States and the United Kingdom following deregulation, including an increase in both international and national traffic volume, reduced prices, increased service offerings and the emergence of new entrants. By 1997, new entrants had amassed approximately 56.4% of the United States international long distance market, from approximately 2.7% in 1985. (Source: FCC Common Carrier Bureau). In addition, from 1991 to July 1998 the number of licensed long distance competitors in the United Kingdom grew from 2 to 144. (Source: TeleGeography, 1999).

    We believe that there continues to be a shortage of cross-border capacity in Europe. Most infrastructure in Europe is owned and operated by the incumbent telecommunications operator. Under the traditional system of carrying cross-border telecommunications traffic in Europe, the incumbent telecommunications operators did not develop end-to-end cross-border circuits, but rather connected their national networks with other carriers at the border pursuant to bilateral agreements. We believe the system of bilateralism resulted in a serious shortage of cross-border capacity in Europe. We also believe that cost effective transmission capacity in Europe will allow new capacity intensive applications to be created which will, in turn, fuel the need for additional capacity.

    We believe that a substantial part of the capacity on existing routes has a number of deficiencies including (1) high costs, (2) lack of end-to-end quality control, (3) limited availability of capacity, (4) long lead times for provisioning, (5) lack of redundancy and (6) long delays for restoration. While there have been significant reductions in leased line costs as a result of deregulation, these deficiencies are exacerbated by the increase in demand for capacity from new entrants, thereby resulting in artificially and significantly higher costs. We believe there is a significant opportunity to provide high quality, cost-effective capacity to new entrants.

BUSINESS STRATEGY

    Our goal is to become a fully integrated communications company that is well positioned to take advantage of growth opportunities in the European communications industry. We believe that we can accomplish this goal by becoming a low-cost provider of services through the ownership of key network infrastructure. The key elements of our strategy include:

    - CAPITALIZE ON DEREGULATION IN LARGE EUROPEAN MARKETS. Our principal focus is on exploiting both international and national long distance opportunities presented by rapidly deregulating European telecommunications markets. In 1997, according to industry sources, the European international long distance market for voice services was the largest in the world, with approximately 35 billion minutes of use. According to industry sources, Europe's volume of international minutes grew approximately 12% from 1996 to 1997. Industry sources estimate the European wholesale and retail market for all Internet services was $1.9 billion in revenue for 1997.

    - LEVERAGE ESTABLISHED MARKET PRESENCE AND LOCAL DISTRIBUTION NETWORK. We established an early presence in Western Europe to capitalize on the opportunities presented by deregulation of the telecommunications industry. As a result, we gained substantial experience in the operational, technical, financial and logistical issues involved in operating a network and building a sales force in Western Europe. To date, we have established sales offices in twelve Western European cities and have established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 180 locations in Western Europe. We believe that we are positioned to further capitalize on market opportunities in Western Europe.

    - FOCUS ON END USERS. We have established a customer base of small and medium-sized businesses to which we currently sell long distance voice services. The Circe Network allows us to provide high quality services to these end users at competitive prices, particularly businesses with multiple offices and those requiring significant capacity. Carrier preselection, scheduled for the year 2000 in most countries in the European Union, will enable us to capture a larger portion of our customers' telecommunications spending by enabling end-users to pre-select us, as opposed to the incumbent telecommunications operator, as their long distance provider.

    - LEVERAGE NETWORK THROUGH RESELLERS AND CARRIERS. To efficiently use capacity on our network, we sell switched minutes to wholesale customers and other resellers. While we are constructing the Circe Network for our own use, we also intend to sell switched minutes and to opportunistically sell excess capacity on the Circe Network, thus enhancing its utilization and reducing our construction cost.

    - OFFER A COMPREHENSIVE RANGE OF COMMUNICATION SERVICES. Historically, we have only offered voice and value-added services such as facsimile transmission. The Circe Network will significantly expand our ability to meet the growing demand for data services and to offer a comprehensive range of these services including Internet access and transmission, frame relay, asynchronous transfer mode and Internet protocol services, as well as private line and data center co-location services. All of these services are extremely capacity intensive, and the high cost of leased transmission capacity made it uneconomical to offer these services without owning our own network. See "Risk Factors--We May Not Be Able to Provide Data Transmission Services Effectively."

    - BECOME A LOW COST PROVIDER OF COMMUNICATIONS SERVICES. We believe that ownership of our network is critical to becoming a low-cost provider of bundled communications services. In addition, network ownership will enable us to manage service offerings and transmission quality. To achieve this objective, we (1) have invested in points of presence and switches,
      (2) are in the process of
      constructing the Circe Network, and (3) have purchased and swapped for capacity on fiber optic cable systems in and between Western Europe and the U.S.

    - PURSUE ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES. In addition to systematically expanding through internal growth, in the future we intend to expand our services and network capabilities through acquisitions, investments and strategic alliances in order to lower termination costs and achieve desired economies of scale.

SERVICES

    We currently provide competitively priced long distance services with value-added features that typically have not been provided by the respective international telecommunications operator in many of the countries in which we operate. The products and services include switched and dedicated long distance, 800 services, calling cards, domestic and international private line, debit cards, conference calling, advanced billing systems, enhanced fax and data connections and management. We are actively exploring the provision of new services, including Internet access, web hosting, asynchronous transfer mode and frame relay services, the provision and management of intranets and virtual private networks and video conferencing. We recently entered into an arrangement with Lucent to facilitate the provision of these services in the future.

    Our principal services include:

    VIADIRECT--permits domestic and international calling to more than 230 countries and territories through interconnect switched access. This service is currently marketed exclusively in Belgium, France, Germany, The Netherlands and the United Kingdom where we have full interconnection and a national operator's license. In addition, carrier preselection, eliminating the requirement to dial carrier selection codes, is available in Germany.

    VIADIRECT PLUS--provides dedicated access via a leased line from the customer to Viatel's network, permitting calling without dialing access or location codes.

    VIACALL EXPRESS--provides a paid (local) access or toll free number programmed to dial an existing phone number or system, generally in another country, without the need for special circuits or modifications.

    VIACALL--enables virtual private network calling to a pre-defined group of locations within a closed user group that can be modified as required, subject to regulatory limitations.

    VIACONNECT--provides "anywhere to anywhere" international callback access through manual, automatic or Internet initiated callback. These services are also offered with international toll-free access, subject to pricing considerations.

    VIAGLOBE--provides calling card access from more than 50 countries. In addition to offering savings over the calling cards of AT&T, MCI and other providers of credit-based international calling cards, VIAGLOBE provides 24-hour operator assistance and speed dialing.

    VIACARD--is a prepaid international debit card which provides many of the same features as VIAGLOBE on a prepaid basis.

    VIALINK--is the new audio conference service, allowing automatic, manual or operator assisted establishment of conference calls 24 hours a day, seven days a week.

    VIA0800--is a personal 0800 number permitting users to call the sponsor at no cost.

DATA SERVICES

    The data communications industry is expected to grow in the near term. To efficiently handle this growth, the industry has been shifting away from circuit switching, where a route is maintained for the duration of an entire call, to packet switching, where digital packets of information for various destinations are routed over a frame relay, asynchronous transfer mode or Internet protocol network in an efficient and cost effective manner.

    As part of our strategy to capture a share of the rapidly growing data business market, in the first quarter of 1999 we entered into an arrangement with Lucent pursuant to which Lucent is installing asynchronous transfer mode backbone network equipment on our Circe Network. This backbone equipment is designed to enable us to provide packet switched voice, video conferencing, private intranets and dedicated Internet protocol transport over an integrated platform and offer end users high capacity, speed and reliability. Lucent has agreed to cooperate with us in developing marketing strategies to promote our data services, to train our personnel and to assist us in achieving network-to-network interfaces with certain specified carriers. We believe that our data network will be commercially operable in the fourth quarter of 1999.

    We have no direct experience in offering data services. See "Risk Factors--We May Not Be Able to Provide Data Transmission Services Effectively."

THE VIATEL NETWORK

    We currently operate one of Europe's largest pan-European networks, with international gateway switching centers in New York, New York, Somerset, New Jersey and London, England, points of presence in 45 Western European cities, including switches in Amsterdam (The Netherlands), Barcelona and Madrid (Spain), Brussels (Belgium), Frankfurt (Germany), Milan and Rome (Italy) and Paris (France), and our Circe Network which currently consists of approximately 1,850 route kilometers. Additional points of presence are placed to enhance network use and as required by the various interconnection agreements to which we are a party. We intend to install additional points of presence in cities with both significant calling activity directed to our switched-based cities and significant potential for originating and terminating international and domestic long distance traffic.

    Access to our services is obtained either through "indirect access" or "dedicated access." Currently, substantially all of our business end-users use one or more forms of indirect access. Indirect access requires the end user to use (1) carrier selection codes (e.g., "1623" in The Netherlands, Belgium and France, "01079" in Germany), which requires us to pay a regulated tariff for using the incumbent telecommunications operator's network to originate the calls; (2) paid access, which requires the end user to pay another carrier to access our services; (3) national or international toll-free, which accesses a Viatel switch, by direct dial or (4) call reorigination, which enables the end user to receive a return call providing a dial tone originated from one of our U.S. switching centers. End users using dedicated access are connected to one of our switches or points of presence by a private leased line connected to the end user's premises. Carrier selection and dedicated access are our access methods of choice. As the regulatory environment permits, we expect more customers will pre-select us as their long distance provider. As our service offering broadens, we anticipate the percentage of our customers who utilize dedicated access will increase. We currently have interconnection agreements with Belgacom (Belgium), British Telecom (United Kingdom), Deutsche Telekom (Germany), France Telecom (France), KPN (The Netherlands) and Telecom Italia (Italy). We also have interconnection agreements with Cable & Wireless (United Kingdom) and Infostrada (Italy). We are currently negotiating an interconnection agreements with Telefonica de Espana and SwissCom. We cannot assure you that we will be successful in securing such interconnection agreements in a satisfactory or timely manner.

    Our ownership of transmission infrastructure and switches reduces our reliance on other carriers, enables routing of telecommunications traffic over multiple transmission paths, aids in controlling costs and permits the compilation of call record data and other customer information.

    THE EUROPEAN PORTION OF OUR NETWORK

    Our network in Europe currently consists of an international gateway switching center in London, switches in the Western European cities mentioned above and our Circe Network. The cities in which our switches are located were chosen due to the substantial number of international calls originating there. To date, our European network has been primarily used for call origination. We anticipate increasing use of our European network to transport calls in Western Europe. See "--Carrier Contracts."

    CIRCE NETWORK

    Our Circe Network is a series of state-of-the-art, high quality, high capacity, self-healing rings, utilizing advanced synchronous digital hierarchy, the current international standard for digital transmission, and dense wave division multiplexing technology.

    As currently planned, the Circe Network will be comprised of five interlocking, bi-directional rings, consisting of approximately 8,700 route kilometers of fiber optic cable. The first phase of the Circe Network, consisting of approximately 1,850 route kilometers (including 312 route kilometers of undersea fiber optic cable) was placed into operation during the first half of March 1999. The second phase, which will extend through northern France, The Netherlands and into western Germany, is scheduled to be placed into service during the third quarter of 1999. The third phase, which will extend through eastern Germany, is scheduled to be placed into service during the first quarter of 2000. We currently anticipate that the fourth and fifth phases of the Circe Network, which will extend into southern France and Switzerland, will be completed during the second quarter of 2000.

    The Circe Network offers incumbent telecommunications operators and new entrants a compelling, cost-effective, high quality alternative for the transport of European cross-border telecommunications traffic. Under the traditional system of carrying cross-border telecommunications traffic in Europe, the incumbent telecommunications operator did not develop end-to-end cross-border circuits, but rather connected their national networks with other carriers at the border. The Circe Network's cross-border transport will offer consistently high transmission quality at reduced cost.

    Key characteristics of the Circe Network include:

    STATE-OF-THE-ART-TECHNOLOGY. The Circe Network uses a laser-generated light to transmit information bi-directionally over fiber optic glass strands with an initial capacity of 20 gigabits per second. In addition, the Circe Network employs dense wave division multiplexing technology. This technology allows more discrete wavelengths of light to be transmitted through fiber, thereby permitting the transfer of greater amounts of information at a lower cost than was achievable with prior fiber optic technology.

    UNIFORM NETWORK ARCHITECTURE. The entire Circe Network will consist of a single uniform configuration of Nortel Telecom's optronics and Lucent's fiber optic cable, thereby enhancing service quality while improving efficiency and lowering costs.

    SECURE AND RELIABLE. The Circe Network is being designed to provide high security and reliability, employing such features as:

    - two redundant network operating centers monitoring the network 24 hours a day, seven days a week,

    - a self-healing architecture to allow for instantaneous restoration in the event of a single fiber cut,

    - fiber optic cable generally installed in high-density polyethylene conduits on terrestrial portions of the system, and

    - advanced cable armoring techniques on the submarine portions of the system.

    SCALABLE AND FLEXIBLE. The Circe Network's high density network architecture may be upgraded, without service interruptions, to at least 320 gigabits per second per fiber pair through the use of dense wave division multiplexing technology, to support demand for bandwidth intensive data applications. We anticipate that each ring of the Circe Network will contain multiple conduits containing at least 48 fibers. These conduits will have excess space through which additional fibers may be run without the necessity for any further material civil works.

    PRIVATE LINE CIRCUITS

    While some of our nine switches in Western Europe are currently still connected to our international gateway switching center in London by private line circuits, these switches will be connected by the Circe Network as the various rings are constructed and placed into commercial operation. Private line circuits are permanent point-to-point connections for voice and data transmissions and, when certain levels of volume are reached, are less expensive for us than purchasing minutes of use on another carrier's network. The private line circuits connecting our switches to the international gateway switching center in London are leased directly, or indirectly through third parties, from the incumbent telecommunications operator in the countries in which these calls originate.

    DIGITAL FIBER OPTIC CABLE OWNERSHIP

    As part of our concerted effort to convert leased capacity to owned capacity for the purpose of improving operating margins, we have continued to purchase indefeasible rights-of-use or minimum investment units in digital fiber optic cable systems, including indefeasible rights-of-use in (i) CANUS-1/CANTAT-3 (8.192 megabits per second), a transatlantic cable originating in the United States, Canada and the United Kingdom, (ii) TAT-12/13 (8.192 megabits per second), a transatlantic cable originating in the United States, the United Kingdom and France, (iii) Atlantic Crossing-1 (1,088.5 megabits per second), a transatlantic cable originating in the United States and the United Kingdom, and
(iv) Gemini (44.736 megabits per second), a transatlantic cable originating in the United States and the United Kingdom, and minimum investment units in (i) FLAG (2.048 megabits per second), a cable connecting Europe with multiple locations in the Middle East and South and Eastern Asia, (ii) TAT-14 (311.0 megabits per second) and (iii) JUS-1 (155.5 megabits per second). We also intend to acquire additional interests in digital fiber optic cable originating from our owned infrastructure and connected to certain European Union member states in which we have a physical presence. These cables will be used for transmission of traffic between the United States and Europe and within Europe, resulting in improved service quality at lower cost. By combining our international gateway switching centers in New York and London with our transatlantic fiber optic cable capacity, we believe that we will be able to provide customers with improved quality, while lowering our transmission costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the effect of bringing traffic on-net.

    SWITCHING PLATFORMS

    Our entire network utilizes "intelligent switches" which incorporate software designed to achieve least cost routing, the process by which we enhance the routing of calls over the network for more than 230 countries and territories. Least cost routing is designed to allow calls that are not routed over our network to be routed directly from our switches to carriers that offer call completion at the lowest rate for each particular route at any given time.

    Our network uses high capacity digital switching platforms designed to provide services quickly and cost-effectively. The switches are modular and scalable and incorporate some of the most advanced technologies such as self-diagnosis, integrated services, digital network hierarchical, call control and dynamic network management software. The backbone switches are primarily Nortel Telecom DMS switches. As our network continues to evolve, the installed base of switches can be augmented or upgraded to create a cost effective, scalable network.

    INTERNATIONAL NETWORK OPERATIONS CENTERS

    We currently monitor the activity of our network from international network operations centers in Egham, England and Somerset, New Jersey. These international network operations centers have been fitted with sophisticated surveillance and control capability, fraud detection and real time transmission quality enhancements. Our Omaha, Nebraska site houses back office systems supporting the international network operations centers and our network. Each international network operations center is capable of acting as a full backup to the other and will allow full monitoring capability and remote diagnostics and testing on key elements of our network.

    The international network operations centers will utilize a portfolio of telecommunications network management operations support systems from Lucent. The Lucent systems are expected to be functionally integrated into one platform supporting multi-vendor network elements. Service activation provides workflow management from order entry through network provisioning and into billing. Service assurance includes trouble receipt, trouble management, and switch surveillance to include both traffic management and fault monitoring. Network management includes inventory management, design and network performance. The Lucent operations support systems provide us with state-of-the-art service activation, service assurance and network management capabilities.

SALES AND MARKETING; CUSTOMERS

    The Circe Network is designed to allow end users, carriers and resellers to integrate high quality, cross-border capacity into their end user offerings. Prior to bringing the Circe Network into service, we were limited in our ability to provide high capacity services to other carriers and, thus focused our business on selling to end users and selling switched minutes to carriers and resellers in order to help use the fixed capacity of leased lines. With the high quality, low cost transmission capacity to be provided by the Circe Network, we will be well positioned to offer large capacity services to the additional market segments listed below. We are targeting the following seven major market segments:

    - RESELLERS. Resellers are carriers that do not own transmission facilities but obtain communications services from another carrier for resale to the public. Resellers are a growing portion of the market and are expected to increase in conjunction with the liberalization of the European telecommunications market.

    - INCUMBENT TELECOMMUNICATIONS OPERATORS. These customers consist of the incumbent telecommunications operators that have historically employed bilateral agreements with other incumbents for cross-border connectivity but are now selling their own transborder connectivity by leasing capacity on alternative networks.

    - INTERNATIONAL CARRIERS. These customers consist of non-European carriers with traffic between European and other international gateways. We can provide these customers a pan-European distribution network to gather and deliver traffic to and from their own networks and other hubs.

    - END USERS. Small- to large-sized enterprises need inexpensive voice and data services. The Circe Network should allow us to satisfy this need and provide bundled services. We expect that additional demand for alternative service providers will come from increased usage of dedicated circuits for Internet access, private lines for the deployment of wide-area networks by large enterprises, "single source" local and long distance services by small and medium-sized enterprises and emerging high capacity applications like cable TV programming distribution (other than broadcast) to the end user.

    - ALTERNATIVE CARRIERS. These customers consist of new entrant carriers, cable TV and mobile carriers and competitive access providers. These new carriers have chosen to compete with the incumbent telecommunications operators in their respective countries.

    - INTERNET SERVICE PROVIDERS. Internet service providers are emerging rapidly and are expected to generate significant requirements for the services which we offer. As capacity becomes available in Europe, Internet usage also is expected to grow. These networks require large capacity international connectivity services between Internet nodes (points of interconnection among multiple local Internet service providers) in all local European markets.

    - VALUE ADDED NETWORKS AND OTHER SERVICE PROVIDERS. Value added networks are data communications systems in which special service features enhance the basic data transmission facilities offered to customers. Many of these networks are targeted to the data transfer requirements of specific international customer segments, such as financial institutions. Many value added networks' basic network transmission requirement is to connect data switches or processors. Value added networks' providers purchase their own international circuits and build additional resiliency into their network infrastructure. We will allow them to meet these needs cost-effectively, and to extend their services to new markets or customers while minimizing capital investment. This market segment is expected to experience substantial growth over the next several years.

    During 1998, one customer, LD Exchange.com, accounted for 10.6% of our revenues.

    From 1991 to 1994, our sales and marketing efforts were conducted by independent sales representatives in each of our markets. In late 1994, we began establishing our own direct sales forces in certain Western European markets to take greater control over the sales and marketing functions and to provide a higher level of customer service. Currently, we have direct sales forces in twelve cities in Western Europe and have established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 180 locations in Western Europe. We have sales professionals dedicated to marketing and maintaining relationships with our wholesale customers in the United States and in the United Kingdom. In Europe, our sales and marketing staff is currently divided into two categories: direct sales representatives and indirect sales representatives. Direct sales representatives are responsible for face-to-face sales efforts to larger accounts and indirect sales representatives are responsible for telesales to smaller accounts.

    Our direct sales personnel are currently compensated on a salary and commission basis, with potential commissions being paid on the basis of revenues generated by new customers solely during their first three months as a customer. After this three month period, the customer is turned over to proactive account managers who manage the account and are compensated based on the monthly growth of such account above certain minimum requirements. We believe that this compensation structure provides maximum incentive to our direct sales force to continue to grow our customer base and revenue.

    Our independent sales representatives are retained on a non-exclusive/commission-only basis, with commissions being subject to charge back for revenues not collectible by us. We believe that our relationship with our independent sale representatives is good.

INFORMATION SYSTEMS

    We believe that integrated and reliable billing and information systems are key elements for growth and success in the telecommunications industry. Accordingly, we have made significant investments to acquire and implement sophisticated information systems which are designed to enable us to:

    - monitor and respond to customer needs by developing new and customized services;

    - manage least cost routing,

    - provide customized billing information,

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    - provide high quality customer service,

    - detect and control fraud,

    - verify payables to suppliers, and

    - rapidly integrate new customers.

    We believe that our network intelligence, billing and financial reporting systems enhance our ability to competitively meet the increasingly complex and demanding requirements of the international and national long distance markets. While we believe that these systems are currently sufficient for our operations, these systems will require routine upgrades and ongoing investments.

    We currently have a turnaround time of approximately 48 hours for new account entry, subject to credit approval. However, commencement of service can take substantially longer. Our billing system provides multicurrency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

    We have developed software to provide telecommunications services and render customer support. Each switch has a call detail recording function which is designed to enable us to: (1) achieve accelerated collection of call records;
(2) detect fraud and unauthorized usage; and (3) permit rapid call detail record analysis.

    We also use software to assist in analyzing traffic patterns and determining network usage and busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to provide least cost routing, which may result in call traffic being transmitted over our transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the least cost routing system is designed to transmit the traffic over the next least cost route. The least cost routing system chooses among the several variables to minimize the cost of a long distance call over 15 different suppliers and multiple choices of terminating carrier per country. The performance of the least cost routing system is verified based on a daily overflow report generated by our network traffic management and a weekly/ monthly average termination cost report generated by our billing system.

CARRIER CONTRACTS

    We have entered into contracts to purchase switched minute capacity from various domestic and foreign carriers and currently depend on such contracts for origination and termination of traffic on our network as well as for resale of this capacity to others. Carrier costs currently constitute a significant portion of our variable costs. Pursuant to these contracts, we obtain guaranteed rates, which are generally more favorable than otherwise would be available, by committing to purchase minimum amounts of switched minutes from such carriers. If we fail to meet our switched minute minimum requirements under a carrier contract, we would still be required to pay our minimum monthly commitment as a penalty. We do not believe that the loss of any one supplier or contract would have a material adverse impact on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

    Our competitors include the incumbent telecommunications operator in each country in which we operate, global alliances among some of the world's largest telecommunications carriers, such as British Telecom and AT&T, Global One (Sprint, France Telecom and Deutsche Telekom), MCI Worldcom and Telefonica de Espana, and new entrants, such as alternative carriers, Internet backbone networks and other service providers. In addition Colt Telecom Group and Level 3 Communications are sharing the costs of constructing two networks--one to link the German cities of Berlin, Koln, Dusseldorf, Frankfurt,

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Hamburg, Munich and Stuttgart and the other linking Paris, Frankfurt, Amsterdam,
Brussels and London. Other potential competitors include:

    - cable communications companies,

    - wireless telephone companies,

    - electric and other utilities with rights-of-way,

    - railways,

    - microwave carriers, and

    - large end-users which have private networks.

    The intensity of competition and price declines in both billable minutes and capacity sales has increased over the past several years and we believe that this kind of competition and price declines will continue to intensify, particularly in Western Europe, as other providers obtain connectivity. We are aware that certain long distance carriers are expanding their capacity and believe that other long distance carriers and data service providers, as well as potential new entrants to the industry, are considering the construction of new fiber optic and other long distance transmission networks. Since the cost of the actual fiber is a relatively small portion of building new transmission lines, persons building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium term. Further, recent technological advances have shown the potential to greatly expand the capacity of existing and new fiber optic cable. In addition, our sales or leases of capacity on the Circe Network to other carriers may result in competitors having capacity on our routes along the Circe Network, which may in turn result in pricing pressures with respect to traffic carried along these routes. If capacity expansion in the telecommunications industry results in capacity that exceeds overall demand in general or along any of our routes, severe additional pricing pressure could develop. In addition, strategic alliances or similar transactions could result in additional pricing pressure on long distance carriers. Such pricing pressure could have a material adverse effect on us and the value of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    Many of our current and potential competitors have substantially greater financial, marketing and other resources than we do. If our competitors devote significant additional resources to the provision of international or national long distance telecommunications services to our target customer base, this action could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock and we cannot assure you that we will be able to compete successfully.

    Because all of our current and intended European markets (other than the United Kingdom) have only liberalized the provision of switched voice telephony during the past year or still are in the process of liberalizing, customers in most of the markets are not accustomed to obtaining services from competitors to incumbent telecommunications operators and may be reluctant to use emerging telecommunications providers such as us. In particular, our targeted customer base may be reluctant to entrust their telecommunications needs to new operators that are believed to be unproven. In addition, in continental Europe, certain of our competitors (including the incumbent telecommunications operators) provide potential customers with a broader range of services than we can offer.

    Competition for customers in the telecommunications industry is primarily based on price and quality of services offered. We price our services primarily by offering discounts to the prices charged by incumbent telecommunications operators and other major competitors. However, prices for long distance calls have decreased substantially over the past few years in the markets in which we currently maintain operations and in which we expect to establish operations. Some of our larger competitors may be able to use their greater financial resources to cause severe price competition in the countries in which we operate or expects to operate. Incumbent telecommunications operators in several Western European countries are responding to deregulation far more rapidly and aggressively than occurred after deregulation in the United States and the United Kingdom. We expect that prices for our services will continue to decrease for

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the foreseeable future and that incumbent telecommunications operators and other dominant carriers will continue to improve their product offerings.

    The improvement in product offering and customer service by the incumbent telecommunications operators could have a material adverse effect on our competitiveness to the extent that we are unable to provide similar levels of offerings and services. If the incumbent telecommunications operator in any jurisdiction uses its competitive advantages to their fullest extent, our operations in that jurisdiction would be adversely affected. Furthermore, the marginal cost of carrying calls over fiber optic cable is extremely low. As a result, certain industry observers have predicted that, within a few years, there may be dramatic and substantial price reductions and that long distance calls will not be significantly more expensive than local calls. In addition, numerous carriers currently offer or are implementing plans to offer telecommunications services over the Internet at substantially reduced prices. Any price competition could have a material adverse effect on our business, financial condition, results of operations and result in a decrease in the price of our common stock.

    Incumbent telecommunications operators generally have certain competitive advantages that we and other competitors do not have due to their control over local connections. We rely on the incumbent telecommunications operator for access to the public switched telephone network and the provision of leased lines, and the failure of the incumbent telecommunications operators to provide this kind of access or leased lines at reasonable pricing or within a reasonable time frame could have a material adverse effect on our business, financial condition, results of operations and result in a decrease in the price of our common stock. The reluctance of some national regulators to grant regulatory approvals, provide operative interconnection and enforce access to these operators' networks and essential facilities could have a material adverse effect on our competitive position. We cannot assure you that we would be able to compete effectively in any of our current or proposed markets. The Circe Network will reduce our dependence on incumbent telecommunications operators for leased long-haul lines, but it will not reduce our dependence on such carriers to "last mile" access to the vast majority of our end user customers.

GOVERNMENT REGULATION

    OVERVIEW

    National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which we currently operate and intend to operate. The interpretation and enforcement of these laws and regulations varies and could limit our ability to provide certain telecommunications services in certain markets. We cannot assure you that future regulatory, judicial and legislative changes will not have a material adverse effect on us, that domestic or international regulators or third parties will not raise material issues with regard to our compliance with applicable laws and regulations, or that other regulatory activities will not have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

    INTERNATIONAL TRAFFIC

    Under the WTO Agreement, concluded on February 15, 1997, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific pro-competitive regulatory principles. The WTO Agreement became effective on February 5, 1998 and has been implemented, to varying degrees, by the signatory countries. We believe that the WTO Agreement will increase opportunities for us and our competitors. However, we cannot assure you that the WTO Agreement will result in beneficial regulatory liberalization in all signatory countries.

    On November 26, 1997, the FCC adopted the Foreign Participation Order to implement the U.S. obligations under the WTO Agreement. In this order, the FCC adopted an open entry standard for carriers from WTO member countries, generally facilitating market entry for such applicants by

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eliminating certain existing tests. These tests remain in effect, however, for carriers from non-World Trade Organization member countries.

    International carriers serving the United States, including us, are subject to the FCC's international settlements policy. The international accounting rate system allows a U.S. facilities-based carrier to negotiate an accounting rate with a foreign carrier for handling each minute of international telephone service. Each carrier's portion of the accounting rate, usually one-half, is referred to as the settlement rate. Historically, international settlement rates have vastly exceeded the cost of terminating telecommunications traffic. The FCC's international settlements policy requires: (1) the equal division of the accounting rate between the U.S. and foreign carrier, (2) nondiscriminatory treatment of U.S. carriers, and (3) proportionate return of inbound traffic. To enforce the international settlements policy, the FCC has required carriers to file publicly available copies of their international settlement arrangements.

    The FCC adopted rules regarding specific rate levels for international settlements rates, which became effective on January 1, 1998 and which were substantially affirmed by the FCC on reconsideration on June 11, 1999. International Settlement Rates Order generally requires U.S. facilities-based carriers to negotiate settlement rates with their foreign correspondent at no greater than FCC-established benchmark prices. In addition, the International Settlement Rates Order imposed new conditions upon certain carriers, including us. First, as amended on reconsideration the FCC conditioned facilities-based authorizations for service on a route on which a carrier has a foreign affiliate with market power upon the foreign affiliate offering all other U.S. carriers a settlement rate at or below the relevant benchmark. None of our foreign affiliates have market power. Second, the FCC conditioned any authorization to provide switched services over either facilities-based or resold international private lines upon the condition that at least half of the facilities-based international message telephone service traffic on the subject route is settled at or below the relevant benchmark rate. This condition applies whether or not the licensee has a foreign affiliate on the route in question.

    In the Foreign Participation Order described above, however, if the subject WTO route does not comply with the benchmark requirement, a carrier can demonstrate that the foreign country provides "equivalent" resale opportunities. Accordingly, since the February 9, 1998 effective date of the Foreign Participation Order, we have been permitted to resell private lines for the provision of switched services, also known as international simple resale, to any WTO country that either has been found by the FCC to comply with the benchmarks or has been determined to be equivalent. We, however, remain subject to prior FCC approval in order to provide resold private lines to any country in which we have an affiliated carrier that has not been found by the FCC to lack market power.

    Many parties have appealed the International Settlement Rates Order to the U.S. Court of Appeals for the D.C. Circuit. On January 12, 1999, the U.S. Court of Appeals for the D.C. Circuit issued an order resolving this appeal, upholding the International Settlement Rates Order in all respects.

    In new rules released on May 6, 1999, but not yet effective, the FCC has removed the international settlements policy for: (1) all settlement arrangements between U.S. carriers and foreign carriers that lack market power, and (2) all settlement arrangements on routes where U.S. carriers are able to terminate at least 50 percent of their traffic in the foreign market at rates that are at least 25 percent below the applicable benchmark settlement rate. In this international settlement policy order, the FCC also eliminated the requirement that carriers file the settlement arrangements where the international settlements policy has been eliminated. Finally, the international settlement policy order expanded its rules to permit carriers to provide international simple resale on any route where the resale carrier exchanges switched traffic with a foreign carrier that lacks market power. Accordingly, upon the effectiveness of these new rules, we will have more flexibility in negotiating settlement arrangements with many carriers on many routes, which we expect will lower our costs of terminating international traffic, although our competitors will benefit from these new rules in the same way.

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    Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way we can route calls. Although certain FCC rules limit the way in which some international calls can be routed, we do not believe that our network configuration, specifically the way in which traffic is routed through our facilities in the U.K., is specifically prohibited by, or undermines in any way the intent of, these rules. It is possible, however, that the FCC could find that our network configuration violates these rules. If we were found to be in violation of these routing restrictions, and if the violation were sufficiently severe, it is possible that the FCC could impose sanctions and penalties upon us.

    REGULATORY STATUS

    A summary discussion of the regulatory situations in certain geographic regions in which we operate or have targeted for penetration is set forth below.

    EUROPEAN UNION.  The European Union consists of the following member states:
Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. The European Union was established by the Treaty of Rome and subsequent treaties. European Union member states are required to implement directives issued by the European Commission and the European Council by passing national legislation. If a European Union member state fails to effect such directives with national (or, as the case may be, regional, community or local) legislation and/or fails to render the provisions of such directives effective within its territory, the European Commission may take action against the European Union member state, including in proceedings before the European Court of Justice, to enforce the directives. Private parties may also bring actions against European Union member states for failures to implement such legislation.

    In an effort to promote competition and efficiency in the European Union telecommunications market, the European Commission and European Council have issued a number of key directives establishing basic principles for the liberalization of the European Union telecommunications market. The general framework for this liberalized environment has been set out in the European Commission's Services Directive (the "Services Directive") and its subsequent amendments, including, in particular, the Full Competition Directive, adopted in March 1996 (the "Full Competition Directive"). These directives require most European Union member states to permit competition in all telecommunications services and had set January 1, 1998 as the date by which all restrictions on the provision of telecommunications services and telecommunications infrastructure were to be removed. These directives have been supplemented by various harmonizing directives, which include the Open Network Provision Directives, as well as two additional directives adopted in 1997, the Licensing Directive and the Interconnection Directive.

    The Licensing Directive established a framework for the granting of national authorizations and licenses related to telecommunications services. It permits European Union member states to establish different categories of licenses for providers of infrastructure and services, but requires the overall scheme to be transparent and non-discriminatory. The Interconnection Directive requires member states to remove restrictions preventing negotiation of interconnection agreements, ensure that interconnection requirements are non-discriminatory and transparent and to ensure adequate and efficient interconnection for public telecommunications networks and publicly available telecommunications services.

    In October 1997, the European Commission issued a consultative document supporting the implementation of long run incremental cost principles as a basis for interconnection pricing. This document also sets forth interconnection pricing benchmarks reflecting current interconnection agreements in European Union member states. The European Commission believes such benchmarks should be relied upon pending the adoption of accounting systems and interconnection rates based on long run incremental cost principles.

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    Several European Union member states have chosen to apply the provisions of the Interconnection Directive within their jurisdictions in such ways as to give more favorable treatment to infrastructure providers and network operators than to carriers and resellers that have made no infrastructure investment. Such distinctions must be objectively justified on the grounds of the type of interconnection provided or because of relevant licensing conditions. The Licensing Directive does not provide a clear definition of an infrastructure investment, and many European Union member states have adopted inconsistent approaches with respect to the level and type of infrastructure investment required to justify differences in interconnection charges. While we believe that the European Commission will seek to minimize these disparities in national interconnection policies, there can be no assurance that these disparities can be eliminated or significantly reduced or that any such differences in regulatory treatment will not have a material adverse effect on us. To the extent incumbent telecommunications operators deny or delay granting us interconnection, even if only for a limited period of time, in any of the countries in which we have or will have points of presence, we will be forced to terminate traffic through refile or resale agreements with other carriers, resulting in higher costs.

    Each European Union member state in which we currently conduct our business has a different regulatory regime and such differences are expected to continue. The requirements for us to obtain necessary approvals vary considerably from country to country.

    BELGIUM. In December 1997, the Belgian Federal Parliament provided for full liberalization of the provision of telecommunications services. However, this law and secondary legislation are not yet complete.

    Under the existing licensing scheme, applicants seeking a network operator license must commit to invest 400 million Belgian Francs or to deploy 500 kilometers of transmission infrastructure within three years of the date the license is granted as well as investing an amount equal to 1% of annual turnover in order to fund research and development and other initiatives. Notwithstanding these stringent requirements (which may be modified by European Commission intervention that has been formally commenced), we obtained a license under the provisional licensing system for the establishment and operation of a public telecommunications network on June 30, 1998 and a provisional license for the provision of voice telephony on July 3, 1998. Recently, these provisional licenses were converted into definitive licenses.

    Belgium is one of the European Union member states which differentiates between interconnection for infrastructure providers and network operators and switch-based carriers and resellers. The interconnection tariffs of Belgacom (Belgium's incumbent telecommunications operator), which have been officially approved by the Belgian Institute for Postal Services and Telecommunications, provides more favorable interconnection rates for infrastructure providers and network operators than for switch-based carriers and resellers. As a result of the construction of the Circe Network, we qualify for these more favorable rates.

    The modified Belgian Telecommunications Law also provides for the creation of a Universal Service Fund, to be managed by the Belgian Institute for Postal Services and Telecommunications, to which operators may be required to contribute funds in proportion to their revenues from the Belgian telecommunications market. However, the Universal Service Fund system will not be activated before the year 2000, and then only insofar as: (i) Belgacom claims a compensation for being the universal service provider, (ii) the Belgian Institute for Postal Services and Telecommunications considers that universal service provision represents a net cost, and (iii) the Belgian Federal Government takes a formal decision to activate the Universal Service Fund. From 1998 onwards, the Belgian Institute for Postal Services and Telecommunications will "dry-run" the universal service costing model and keep operators informed of the contributions that they may be required to make if and when the Universal Service Fund is activated.

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
    FRANCE. In July 1996, legislation was enacted providing for the liberalization of all telecommunications activities in France by January 1, 1998.

    The establishment and operation of public telecommunications networks and the provision of voice telephony services to the public are subject to individual licenses granted by the Minister in charge of telecommunications upon recommendation of France's new independent regulatory authority, the Authorite de Regulation des T elecommunications ("ART").

    In December 1997, we filed a joint application for a license as a public telecommunications network operator (under Article L33.1 of the French Code de Postes et T elecommunications) and provider of voice telephony services to the public (under Article L34.1 of the French Code de Postes et
T elecommunications). The license application was approved by both ART and the relevant Minister during 1998. An extension of license was requested by Viatel in order to obtain a nation-wide license. The application was sent to the ART on June 21, 1999. We currently anticipate that the nation-wide license should be obtained during the next four months; however, no assurance can be given that this will be the case. In March 1999, we obtained interconnection arrangements which allow customers in the greater Paris region to originate and terminate calls throughout France and all countries serviced by us. Additional interconnections to the Strasbourg and Amiens regions are expected to be obtained in mid-1999.

    We are subject to certain obligations in the operation of our public telecommunications network, most notably in terms of non-discriminatory treatment of customers and an obligation to accept reasonable requests for interconnection from other carriers.

    France is also one of the European Union member states which differentiates between interconnection for public telecommunications network operators, holding a L33.1 license, and voice telephony service providers, holding a L34.1 license. The interconnection tariffs of France Telecom, which have been officially approved by ART, provide substantially more favorable interconnection rates for public telecommunications network operators than for voice telephony service providers.

    GERMANY. The German Telecommunications Act of July 25, 1996 provided for the liberalization of all telecommunications activities by January 1, 1998. The German Telecommunications Act has been supplemented by several ordinances concerning, among other things, license fees, rate regulation, interconnection, universal service, frequencies and customer protection. The German telecommunications sector is currently overseen by a new Regulatory Authority for Telecommunications and Post ("RegTP") that operates under the supervision of the Ministry of Economics and has taken over the regulatory responsibilities of the disbanded Ministry of Post and Telecommunications.

    Under the German regulatory structure, licenses can be issued for different types of infrastructure as well as for the provision of services based on transmission lines provided by other service providers. Viatel has been issued a nationwide class 3 infrastructure license and a nationwide class 4 license for the provision of voice telephony.

    All existing interconnection agreements with Deutsche Telekom have been terminated effective December 31, 1999, requiring all affected parties to seek new interconnection with Deutsche Telekom. In a letter dated February 19, 1999, the FCC expressed its concerns about the new interconnection regime and argued that the action taken by Deutsche Telekom as well as other actions taken by such carrier were designed to impede effective and competitive market entry. Although Viatel believes that it will be able to obtain a new interconnection agreement with Deutsche Telekom prior to December 31, 1999, we cannot provide any assurance that this will be the case or that the interconnection arrangement obtained will contain terms which are as favorable to us as those contained in our current interconnection arrangement.

    ITALY. In 1997, the Italian authorities enacted a legislative framework for the full liberalization of telecommunications services by January 1, 1998. On February 12, 1999, we received a license to provide voice telephony as well as to own and operate infrastructure.

    On July 24, 1998, Telecom Italia published its Reference Interconnect Offer, which has been amended recently due to decisions by the Italian regulator. The offer allows interconnection at one point of

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interconnect and has brought interconnection rates down to a level much closer to the European Union benchmarks. We initiated interconnection negotiations towards the end of 1998 and obtained an interconnection agreement with Telecom Italia on April 30, 1999.

    In Italy, providers of network infrastructure and switched voice services as well as national mobile operators must contribute to a universal service fund. Such a requirement is to take effect in 1999 provided that Telecom Italia demonstrates by March 31, 1999, on the basis of audited reports, that its universal service obligations impose on it net losses. Even in these circumstances, the Italian regulator can exempt new entrants from an obligation to contribute to such a universal service fund. Both the Italian competition agency and the European Commission are likely to recommend such an exemption scheme to the Italian regulator. However, we cannot assess at this time any possible impact of any such universal service obligations on its operating margins.

    THE NETHERLANDS. In the Netherlands the incumbent telecommunications operation's monopoly regarding voice telephony was abolished effective July 1, 1997. Other community liberalization obligations, which took effect on January 1, 1998, were implemented through the new Netherland's Telecommunications Act as of December 15, 1998. With the exception of radio frequencies, all licensing requirements have been abolished by mandatory registration requirements with the Independent Post and Telecommunications Authority. In February 1999, Viatel obtained from the Independent Post and Telecommunications Authority registrations to provide a public telecommunication service and to install and provide a public telecommunications network.

    SPAIN. Spain was required, under applicable EU directives, to implement full liberalization of public switched telephone services by December 1, 1998. In accordance with this requirement, the liberalization process began in April 1998 with the approval of the General Telecommunications Act, and this process was completed by the approval of subsequent regulations. Therefore, Spain has complied with the December 1, 1998 deadline. Viatel was granted a nationwide infrastructure and voice telephony license in March 1999. We expect to sign an interconnection agreement with Telefonica de Espana in the fourth quarter of 1999.

    SWITZERLAND. A new Telecommunications Act was adopted by the Swiss Parliament in April 1997 and came into effect on January 1, 1998, together with certain ordinances containing more detailed regulations covering telecommunications services, frequency management, numbering, terminal equipment and license fees. The new Telecommunications Act provides for liberalization of the Swiss telecommunications market as of January 1, 1998.

    The Swiss telecommunications regulatory framework facilitates market entry by: (i) applying a notification procedure for resellers, (ii) applying a procedure for operators wishing to be granted a concession for the establishment and operation of transmission facilities and (iii) providing rights-of-way, subject to a procedure of authorization, over the public domain to facilities-based carriers. Pro-competitive regulation is also applicable in the area of numbering.

    We have notified our activities as a provider of voice telephony services in Switzerland but have not yet completed negotiation of an interconnection agreement (in accordance with the notification procedure). We are applying for a concession as a facilities-based carrier.

    Switzerland is not a member of the European Union and, accordingly, directives do not apply. Switzerland is, however, a party to the WTO Agreement.

    UNITED KINGDOM. The Telecommunications Act 1984 (the "U.K. Act") provides a licensing and regulatory framework for telecommunications activities in the United Kingdom. The U.K. began liberalizing its telecommunications market beginning in 1984 and has continued to liberalize since that date. The Licensing Directive, which was partially brought into force by the Telecommunications (Licensing) Regulations 1997 (SI 1997/2930), requires that all U.K. licenses that existed before January 1, 1998 to be in line with the Licensing Directive prior to January 1, 1999 and that all new licenses granted after January 1, 1998 should be immediately in compliance with the Directive. The Department of Trade

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and Industry received a six month deferral relating to the January 1, 1999 date.
Accordingly, secondary legislation is pending which will achieve this. The Department of Trade and Industry advise that, subject to further consultation, this legislation will convert all existing licenses into new form licenses which are compliant with the Directive. The international facilities license will also be subsumed into a new standard public telecommunications operator license which will include an authorization for the provision of both domestic and international services. The new WTO license will also authorize the provision of international simple voice resale services on the basis that the licensee does not hold a registrable international simple voice resale license.

    Viatel UK has been granted an international simple voice resale standard license and an international facilities license with code powers which allows Viatel certain rights over land for the purpose of installing telecommunications equipment and cabling under simplified planning procedures. In addition, Viatel UK has interconnection agreements with Cable & Wireless and British Telecom.

    OTHER EUROPEAN MARKETS. Our ability to expand in other countries will be affected by the degree to which liberalization has been implemented in that country. If for strategic reasons we decide to build out infrastructure in each particular market prior to full liberalization and liberalization is delayed or not fully implemented, we could sustain a loss on our infrastructure investment.

    LATIN AMERICA AND THE PACIFIC RIM. Outside of the European Union, we provide our customers with access to our services through the use of call reorigination. A substantial number of countries have prohibited certain forms of call reorigination. There can be no assurance that certain of our services and transmission methods will not be or will not become prohibited in certain jurisdictions.

    We are subject to a different regulatory regime in each country in Latin America and the Pacific Rim in which we conduct business. Local regulations determine issues significant to our business, including whether we can obtain authorization to offer transmission of voice and voice band data directly or through call reorigination. In general, competition is restricted in the region, with the result that our ability to offer such service is limited. Regulations governing enhanced services (such as facsimile and voice mail and data transmission) tend to be more permissive than those covering voice telephony.

    ARGENTINA. The telecommunications industry in Argentina was privatized in 1990, but opportunities for competitive entry in basic telephony services remain restricted. The companies created at the time of privatization, Telecom and Telefonica, respectively, were granted exclusive rights until 1997 to the provision of domestic local and long distance fixed telephone service in the northern and southern portions of Argentina, respectively. Telintar, a company owned equally by Telecom and Telefonica, was given exclusive rights until 1997 for the provision of international telephony and data transmission services.

    Value-added services may be competitively provided and are essentially deregulated. Although a license must be obtained, such licenses are routinely granted. Facilities for international value-added services must be obtained from Telintar. Currently, call reorigination is legal in Argentina, although the established carriers have advocated strenuously against it and the government's view has changed from time to time. Telecom and Telefonica have instituted significant rate rebalancing measures which are likely to lessen the attractiveness of call reorigination. The Supreme Court ruled in favor of rate rebalancing, rejecting several challenges to it.

    We have had a sales representative in Argentina since 1991 who has focused on call reorigination, Internet-initiated international business-to-business service and international calling card services. We do not currently hold any licenses in Argentina.

    BRAZIL. In Brazil, value-added services are not considered to be telecommunications services and currently can be provided on a completely unregulated basis, without the necessity of obtaining a permit or a concession. However, the service provider must operate through a Brazilian company. Call reorigination is not prohibited in Brazil. A foreign ownership limit of 49% is imposed under the 1996 "Minimal Law" for B-Band cellular, satellite and cable TV services. There are presently no foreign ownership limits for limited services, including specialized limited services, or value added services. Under the 1997 "General

Telecommunications Law," the President retains the authority to impose foreign ownership limits on other services, but by decree dated May 15, 1998, the President expressly decided not to impose any such limits.

    Our services in Brazil currently include call reorigination and international calling cards and fax store and forward which are classified as value added-services and therefore do not require a license. We plan to offer such services as well as to apply for licenses to offer specialized limited services, which include private line and data transmission services.

    COLOMBIA. Under a new Constitution adopted in 1991, the possibility of private provision of public services was ratified in Colombia. This paved the way for both privatization of the state-owned long distance company, TELECOM, as well as the competitive entry of other entities. Specific plans for the privatization of TELECOM have faltered due to, among other things, labor union resistance. However, the government mandated that competition be introduced in 1998. Two competitors to TELECOM have been licensed. A federal judicial body with jurisdiction over public contracts has recently issued a writ declaring that the issuance of licenses for any additional competition in long distance services must be authorized by new legislation. The implications of this decision for us are not clear.

    In Colombia, there are in excess of 35 local operating companies, many municipally owned. Under Colombian law, local service has been completely deregulated and may be provided without a telecommunications concession or license. Other telecommunications services require a concession or other authorization.

    Value-added services are competitive, but must be licensed. There is currently intense competition for value-added services, and the market for data communications is one of the most dynamic segments of the telecommunications sector. Although Colombian law requires that all telecommunications services be rendered by Colombian entities, foreign investment is not limited.

    Most of our customers in Colombia access our network via international toll free numbers. We have formed a Colombian subsidiary and have been awarded a value-added services license. We are working on the establishment and operation of a network to utilize the value-added services license.

    VENEZUELA. Pursuant to the Telecommunications Law of 1940, all telecommunications activities in Venezuela are reserved to the government, although concessions or permits for the provision of such services may be granted to third parties. The administration, inspection and monitoring of all communications systems in Venezuela are carried out by the Ministry of Transportation and Communications through the Comision Nacional de Telecommunicaciones.

    The national telephone company of Venezuela, Compania Anonima Nacional de Telefonos de Venezuela, was privatized in 1991 and its concession grants a monopoly in the provision of basic telecommunications services until the year 2000. The only exceptions to this exclusivity are recently awarded concessions for the provision of basic services to rural areas not reached by Compania Anonima Nacional de Telefonos de Venezuela.

    Other telecommunications services, such as cellular telephony and other mobile radio services, private telecommunications networks, switched data networks and value-added services (including e-mail, Internet, video text, telenext, voicemail and faxmail) are open to competition upon receipt of a concession or permit, as applicable. Call reorigination is officially illegal in Venezuela. The prohibition is supposed to be enforced by Comision Nacional de Telecommunicaciones with the unofficial aid of Compania Anonima Nacional de Telefonos de Venezuela through termination of subscriber service, but in practice the prohibition is widely evaded.

    We do not have a local affiliate in Venezuela and do not hold any Venezuelan concessions or authorizations. At present, our agents in Argentina offer only Internet-initiated international business-to-business services and international calling cards in Venezuela. We do not believe that these services are encompassed within the prohibition against call reorigination, but it is possible that Venezuelan authorities may consider them to raise similar policy issues to prohibited call reorigination services. If the call reorigination prohibition is deemed to apply, we may have to discontinue Internet-initiated services in Venezuela.

    UNITED STATES. Our provision of international service to, from and through the United States generally is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to make application to, and receive authorization from, the FCC to provide such international telecommunications services. In May 1994, the FCC authorized us pursuant to Section 214 of the Communications Act to resell public switched telecommunications services of other United States carriers (the "Section 214 Switched Authorization"). The
Section 214 Switched Authorization requires that services be provided in a manner that is consistent with the laws of countries in which we operate. We also have a license to resell international private lines for the provision of switched services between the United States and the United Kingdom and between the United States and Canada. Additionally, in September 1996 we received final approval for another Section 214 authorization from the FCC to provide both facilities-based services and resale services (including both the resale of switched services and the resale of private lines for the provision of switched services) to all permissible international points. Finally, in September 1996 we also received final approval for another Section 214 authorization from the FCC to provide facilities-based service between the United States and the United Kingdom over the CANUS-1 and CANTAT-3 cable systems (the "Section 214 UK Facilities Authorization").

EMPLOYEES

    As of April 30, 1999, we had 589 full-time employees, approximately 270 of whom were engaged in sales, marketing and customer service. None of our employees is covered by a collective bargaining agreement. Our management believes that our relationship with our employees is good.

PROPERTIES

    Our tangible assets include a substantial investment in telecommunications equipment. Our network and its component assets are the principal properties we own. We own a significant portion of the telecommunications equipment required for our business. Our network includes installed fiber optic cable consisting of lighted (used) and dark (not used) fibers, which is either owned or leased and is laid pursuant to various rights of way. Other fixed assets are located at various locations in our service areas.

    We currently occupy two sites in New York City, one of which serves as our principal executive office, while the other is one of our international gateway switching center. We also lease office space in Somerset, New Jersey, which serves as our U.S. Network Operations Center, Egham, England, which serves as our European Operations Center, and Omaha, Nebraska, where our billing and operations center is located. We lease locations pursuant to the terms of the respective leases which expire at different times varying from May 2004 to March 2009.

    We have European sales offices in the following locations: London, England; Paris, France; Brussels, Belgium; Amsterdam, The Netherlands; Frankfurt, Berlin, Munich and Dusseldorf, Germany; Milan and Rome, Italy; and Barcelona and Madrid, Spain; all of which are leased. The lease terms for our sales offices range from 5 years to 25 years.

    We also maintain switching and transmission sites in several countries throughout Europe. In general, these locations are leased for a minimum term of 20 years, including renewal options. We attempt to structure our leases of space for our network switching centers and rights-of-way for our fiber optic networks with initial terms and renewal options so that the risk of relocation is minimized. We anticipate that prior to termination of any of the leases, we will be able to renew such leases or make other suitable arrangements.

LEGAL PROCEEDINGS

    We are involved from time to time in litigation incidental to the conduct of our business. We believe that any potential adverse determination in any pending action will not have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of Viatel as of June 23, 1999.

NAME                                                      AGE                           POSITION
-----------------------------------------------------     ---     -----------------------------------------------------
Michael J. Mahoney(1)(2).............................         40  Chairman of the Board, Chief Executive Officer and
                                                                    President
Allan L. Shaw........................................         35  Senior Vice President, Finance; Chief Financial
                                                                    Officer and Director
Lawrence G. Malone...................................         47  Senior Vice President, Global Sales and Marketing
Sheldon M. Goldman...................................         39  Senior Vice President, Business Affairs; General
                                                                    Counsel and Secretary
Francis J. Mount.....................................         57  Senior Vice President, Engineering and Network
                                                                    Operations and Director
John G. Graham(1)(2)(3)..............................         60  Director
Paul G. Pizzani(1)(2)(3).............................         39  Director

------------------------

(1) Member of the Directors Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

    MICHAEL J. MAHONEY. Mr. Mahoney has served as Chairman of the Board of Viatel since September 1998, as its Chief Executive Officer since September 1997, as its President since September 1996 and as a director since 1995. Mr. Mahoney was also Chief Operating Officer of Viatel from September 1996 to September 1997, Executive Vice President, Operations and Technology of Viatel from July 1994 to September 1996 and Managing Director, Intercontinental of Viatel from January 1996 to September 1996. From August 1990 to June 1994, Mr. Mahoney was employed by SITEL Corporation, a teleservices company, most recently as President, Information Services Group. From August 1987 to August 1990, Mr. Mahoney was employed by URIX Corporation, a manufacturer of telecommunications hardware and software, in a variety of sales and marketing positions.

    ALLAN L. SHAW. Mr. Shaw has served as Senior Vice President, Finance of Viatel since December 1997 and as its Chief Financial Officer since January 1996. Mr. Shaw has served as a director of Viatel since June 1996. Mr. Shaw was Vice President, Finance of Viatel from January 1996 to December 1997 and Treasurer of Viatel from September 1996 to April 1998. Prior to becoming Vice President, Finance and Chief Financial Officer, Mr. Shaw served as Corporate Controller from November 1994 to December 1995. From August 1987 to November 1994, Mr. Shaw was employed by Deloitte & Touche LLP, most recently as a Manager. Mr. Shaw is a Certified Public Accountant and a member of the American Institute, United Kingdom Society and New York State Society of Certified Public Accountants.

    LAWRENCE G. MALONE. Mr. Malone has served as Senior Vice President, Global Sales and Marketing of Viatel since May 1997. Mr. Malone served as Vice President and Managing Director, Intercontinental of Viatel from September 1996 to May 1997 and served as its Vice President of Sales for Carriers/Wholesale from January 1995 to September 1996. From December 1993 to December 1994, Mr. Malone was employed by Frame Relay Technologies, a communications equipment manufacturer, as Director of Sales. From December 1987 to November 1993, Mr. Malone was employed by Republic Telcom Systems, a voice/ data networking company, where he most recently served as Vice President of Sales and Marketing.

    SHELDON M. GOLDMAN. Mr. Goldman has served as Senior Vice President, Business Affairs and General Counsel of Viatel since December 1997. Prior to becoming Senior Vice President, Business Affairs and General Counsel of Viatel, Mr. Goldman served as Vice President, Business and Legal Affairs from December 1996 to December 1997 and served as United States General Counsel of Viatel from April 1996 to December 1996. From January 1987 to March 1996, Mr. Goldman was associated with the law firm of Wien, Malkin & Bettex. Since March 1996, Mr. Goldman has been Of Counsel to the law firm of Brief Kesselman Knapp & Schulman, LLP.

    FRANCIS J. MOUNT. Mr. Mount has served as Senior Vice President, Engineering and Network Operations of Viatel since December 1997 and as a Director of the company since June 1998. Prior to joining the company, Mr. Mount was Senior Vice President, Business Initiatives of Primus Telecommunications Group from October 1997 to December 1997, responsible for Internet telephony, European operations and network quality. From June 1996 to October 1997, Mr. Mount was Executive Vice President and Chief Operating Officer of Telepassport, Inc. and was Vice President and Chief Operating Officer of Telepassport, Inc. from January 1996 to June 1997. From 1990 to January 1996, Mr. Mount was employed by MCI, most recently as Director, Global Technical Services, responsible for international development, alliance management and all technical operations and services outside the United States, including the construction and maintenance of large networks such as Hyperstream, "Concert" and private networks for large accounts such as J.P. Morgan, Proctor and Gamble and I.B.M. From March 1967 to December 1989, Mr. Mount was employed by AT&T in various positions.

    JOHN G. GRAHAM. Mr. Graham has served as a director of Viatel since June 1998. Mr. Graham has been the President and Chief Operating Officer of Utilities Mutual Insurance Company since May 1, 1999, a position he assumed following his retirement from GPU Service, Inc. From December 1998 to May 1999, Mr. Graham was an Executive Vice President of GPU Service, Inc. and from 1987 to December 1998, was Senior Vice President and Chief Financial Officer of GPU, Inc., a domestic and international electric utility and independent power generation company. Mr Graham was employed by GPU in various other capacities from 1976 to 1987. From 1970 to 1976, Mr. Graham was a Partner in the law firm of Ruprecht and Graham, Newark, New Jersey. From 1993 to 1997, Mr. Graham served as a Director and Chairman of the Audit Committee of Edisto Resources, Inc., which was engaged in the exploration, production and marketing of natural gas and oil.

    PAUL G. PIZZANI. Mr. Pizzani has served as a director of Viatel since April 1996. Mr. Pizzani is currently a partner at eVentures LLC. From November 1997 to March 1999, Mr. Pizzani served as a Managing Director of Wasserstein Perella Emerging Markets L.P. where he has been employed since November 1997. Prior to November 1997, Mr. Pizzani was associated with COMSAT Corporation and its subsidiaries in various capacities from November 1985 to October 1997, most recently as Treasurer.

SENIOR MANAGEMENT

    GLENN K. DAVIDSON. Mr. Davidson has served as Vice President, Corporate Communications of Viatel since August 1998. Prior to joining the company, Mr. Davidson was employed by the Computer & Communications Industry Association as Executive Vice President, Chief Operating Officer and Corporate Secretary from September 1995 to July 1998. From November 1994 to September 1995, Mr. Davidson was an independent consultant. From May 1994 to November 1994, Mr. Davidson was the Campaign Manager for Douglas Wilder's bid for election to the United States Senate. From August 1991 to January 1994, Mr. Davidson was employed by the Office of Governor, Commonwealth of Virginia, most recently as Chief of Staff. From January 1990 to August 1991, Mr. Davidson was the Director of the Virginia Liaison Office, Commonwealth of Virginia. From 1985 to 1990, Mr. Davidson was employed by Computer & Communications Industry Association in various capacities, most recently as Vice President and Chief of Staff.

    CHARLES T. FIELD. Mr. Field has served as Vice President and Treasurer of Viatel since September 1998. Prior to becoming Vice President and Treasurer, Mr. Field served as Treasurer from April 1998 to September 1998. Prior to joining Viatel, Mr. Field was employed by Horsehead Industries, Inc., a diversified manufacturing company, from August 1995 to April 1998. From October 1987 to August 1995, Mr. Field was employed by Deloitte & Touche LLP, Independent Certified Public Accountants, most recently as Manager. Mr. Field is a Certified Public Accountant and a member of the American Institute, United Kingdom Society and Illinois Society of Certified Public Accountants.

    DEREK FOXWELL. Mr. Foxwell has served as Viatel's Vice President of Infrastructure Programs since January 1999. Prior to becoming Vice President of Infrastructure Programs, Mr. Foxwell served as Director of Infrastructure Programs from May 1998 to January 1999. From December 1997 to May 1998, Mr. Foxwell served as a consultant to Viatel providing advice to the company in connection with the development of the Circe Network. Prior to joining Viatel as a consultant, Mr. Foxwell was a consultant to Nynex Network Service (Flag Ltd.) where he chaired the Flag Assignment, Routing & Restoration Subcommittee and Sprint International (PTAT) and acted as the operations and maintenance manager for PTAT systems. From 1972 to 1991, Mr. Foxwell was employed by British Telecom, most recently as Transmission Engineering Planning Manager, International Cable Network; International and National Elements. Mr. Foxwell is a chartered engineer with more than 25 years of experience in international telecommunications networks.

    SIMON JOLYON GILLING. Mr. Gilling has served as Vice President, European Legal Affairs of Viatel since May 1999. Prior to joining Viatel, Mr. Gilling was a consultant from July 1998 to May 1999. From June 1990 to July 1998, Mr. Gilling was Partnership Secretary and Head of Legal Affairs of Mercury Personal Communications, a personal mobile telecommunications company. From 1985 to May 1990, Mr. Gilling was the Company secretary and Senior Legal Adviser for Mercury Communications Ltd., a wholly owned subsidiary of Cable and Wireless PLC.

    PAUL K. HEUN. Mr. Heun has been Vice President, Operations of Viatel since January 1998. Prior to joining Viatel, Mr. Heun was Vice President, Network Services of Primus Telecommunications Group from October 1997 to January 1998. From April 1996 to October 1997, Mr. Heun was Vice President, Network Services of Telepassport, Inc. From January 1995 to April 1996, Mr. Heun was employed by AT&T as Manager, Customer Connectivity. From April 1989 to January 1995, Mr. Heun was employed by MCI, most recently as Senior Manager, Network Operations.

    FRED HUGHES. Mr. Hughes has served as Vice President, Engineering of Viatel since December 1997. From July 1994 to December 1997, Mr. Hughes was Vice President, Operations-Europe of Viatel. From August 1993 to July 1994, Mr. Hughes served as Director of Telephony of the company. From January 1991 to August 1993, Mr. Hughes was President of Communications Services Group, a Connecticut-based voice and data communications consulting company. From August 1988 to January 1991, Mr. Hughes was Director of Engineering at Millicom Telecommunications Services, Inc.

    EVAN MILLER. Mr. Miller has served as Vice President of Business Development of Viatel since February 1999. Prior to joining the company, Mr. Miller was Director, Equity Research at Credit Suisse First Boston from March 1995 to December 1998 and was Director, Equity Research at Lehman Brothers from December 1990 to February 1995. From April 1988 to November 1990, Mr. Miller was a member of the Senior Management Group, Corporate Strategy at British Telecom.

    WAYNE MYERS. Mr. Myers has been Vice President, European Sales of Viatel since January 1999. Prior to becoming Vice President, European Sales, Mr. Myers served as General Manager, European Sales of the company from July 1997 to January 1999. From February 1996 to June 1997, Mr. Myers was Channel Sales Director of PSI Net. From November 1994 to February 1996, Mr. Myers was a Sales Director for LDDS/WorldCom. From June 1993 to November 1994, Mr. Myers was President of the Gold Club, a direct mail Company. From February 1988 to June 1993, Mr. Myers was employed by Cable & Wireless Communications, Inc. in various capacities, most recently as a National Account Director.

    JAN S. PIAZZA. Mr. Piazza has been Vice President, Carrier Sales since January 1999. Prior to becoming Vice President, Carrier Sales, Ms. Piazza served as Viatel's General Manager, Carrier Sales from January 1998 to January 1999. Prior to joining Viatel, Ms. Piazza was a Vice President of Primus Telecommunications Group from October 1997 to December 1997. From September 1995 to October 1997, Ms. Piazza was a Vice President, Sales and Marketing of Telepassport, Inc. From 1987 to August 1995, Ms. Piazza served in various positions at a predecessor of WorldCom, most recently as Vice President of Product Development and Carrier Sales. From 1983 until 1987, Ms. Piazza was Director of Sales Administration and Customer Service for Argo Communications.

    ELLEN S. RUDIN. Ms. Rudin has served as Vice President and Deputy General Counsel of Viatel since September 1998 and as Assistant Secretary since September 1997. Prior to becoming Vice President and Deputy General Counsel, Ms. Rudin served as Assistant General Counsel from October 1997 to September 1998, as Counsel from March 1997 to October 1997 and as a staff attorney from August 1996 to March 1997. From September 1987 to August 1996, Ms. Rudin was associated with the law firm of Wien, Malkin & Bettex.

    PETER STEPHENS. Mr. Stephens has been Vice President, Operations--Europe of Viatel since January 1999. Prior to becoming Vice President, Operations--Europe, Mr. Stephens served as Technical Director for MCI's operations in Europe, the Middle East and Africa from January 1993 to December 1998. Prior to January 1993, Mr. Stephens was employed by Reuters in various capacities for approximately 19 years, most recently as Communications Quality Director.

    Viatel's Board of Directors is comprised of seven directorships, two of which are currently vacant. The Board consists of three classes: Class A, Class B and Class C. One of the three classes, comprising one-third of the directors, is elected each year to succeed the directors whose terms are expiring. Directors hold office until the annual meeting for the year in which their terms expire and until their successors are elected and qualified unless, prior to that date, they have resigned, retired or otherwise left office.

    The Board of Directors has established three committees, a Compensation Committee, an Audit Committee and a Directors Committee. The current members of the Compensation Committee are Messrs. Mahoney, Graham and Pizzani, the current members of the Audit Committee are Messrs. Graham and Pizzani and the current members of the Directors Committee are Messrs. Mahoney, Graham and Pizzani. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees and officers of Viatel and administers the Stock Incentive Plan. The Audit Committee recommends to the Board the firm of independent public accountants to audit Viatel's financial statements, reviews with management and the independent accountants the Company's interim and year-end operating results, considers the adequacy of the internal controls and audit procedures of Viatel and reviews the nonaudit services to be performed by the independent accountants. The Directors Committee searches for and interviews prospective directors, makes recommendations to the Board regarding the size of the Board and candidates to fill vacancies on the Board, including vacancies created by reason of an increase in the size of the Board and nominates candidates for election to the Board.

    Viatel pays an annual fee to non-employee directors of $30,000 (paid $15,000 in cash, in quarterly installments, and $15,000 in shares of restricted stock), $1,200 for every board meeting attended and held separately and $600 for each Board meeting or committee meeting participated in by telephone. Directors who are also employees of Viatel are not separately compensated for serving on the Board. All directors are reimbursed for out-of-pocket expenses incurred in attending Board and committee meetings.

SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to, any person acting as Viatel's Chief Executive Officer during 1998, regardless of the amount of compensation paid, and the other most highly compensated executive officers of Viatel during 1998 whose aggregate cash and cash equivalent compensation exceeded $100,000.

                                                         ANNUAL COMPENSATION
                                                  ----------------------------------    LONG TERM COMPENSATION
                                                                           OTHER       -------------------------
                                                                           ANNUAL      RESTRICTED     SECURITIES         ALL
                                                                        COMPENSATION      STOCK       UNDERLYING        OTHER
NAME AND PRINCIPAL POSITION                 YEAR  SALARY($)   BONUS($)     ($)(1)       AWARDS($)     OPTIONS(#)   COMPENSATION(2)
------------------------------------------  ----  ---------   --------  ------------   -----------    ----------   ---------------
Michael J. Mahoney(3),....................  1998  $ 289,583   $260,000    $     --     $        --     360,771         $10,000
  President and Chief Executive Officer     1997    212,500    125,000          --              --          --           9,500
                                            1996    166,458    183,129     102,825         299,997(4)  253,333              --

Allan L. Shaw,............................  1998    172,917    107,500          --              --     195,019          10,000
  Senior Vice President, Finance and Chief  1997    140,000     60,000          --              --      60,666           8,400
  Financial Officer                         1996    108,333    115,000          --              --      43,333         --

Lawrence G. Malone,.......................  1998    155,833    110,000          --              --     138,140           9,350
  Senior Vice President, Global Sales and   1997    141,750     35,588          --              --      73,533           8,505
  Marketing                                 1996     98,333     88,147          --              --          --         --

Sheldon M. Goldman(5),....................  1998    182,917    112,000          --              --     162,500          10,000
  Senior Vice President, Business Affairs   1997    143,750     60,000          --              --      40,200           9,000
  and General Counsel                       1996     86,354    100,000          --              --      20,000         --

Francis J. Mount(6),......................  1998    175,000    107,500          --              --     122,500          10,000
  Senior Vice President, Engineering and
  Network Operations

------------------------

(1) The amount reflected for Mr. Mahoney includes $32,416 of tax equalization payments, $28,227 of relocation expense reimbursement associated with Mr. Mahoney's repatriation from London to New York and $9,263 of tax gross ups.

(2) Represents matching contributions under Viatel's 401(k) plan.

(3) Mr. Mahoney was appointed as Chief Executive Officer in September 1997.

(4) Calculated based on a value of $9.00 per share, the fair market value of the common stock on December 31, 1996.

(5) Mr. Goldman began his employment with Viatel in March 1996.

(6) Mr. Mount began his employment with Viatel in December 1997.

STOCK OPTION GRANTS

    The following table sets forth information regarding grants of options to purchase common stock made by Viatel during the fiscal year ended December 31, 1998 to each of the executives named in the Summary Compensation Table. No stock appreciation rights were granted during 1998.

                             OPTION GRANTS IN 1998

                                                    INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE VALUE
                                  -----------------------------------------------------      AT ASSUMED ANNUAL
                                   NUMBER OF    PERCENT OF                                  RATES OF STOCK PRICE
                                  SECURITIES   TOTAL OPTIONS                                  APPRECIATION FOR
                                  UNDERLYING    GRANTED TO     EXERCISE                       OPTION TERM (3)
                                    OPTIONS    EMPLOYEES IN      PRICE      EXPIRATION   --------------------------
NAME                              GRANTED (#)    1998 (1)     ($/SHARE)(2)     DATE          (5%)         (10%)
--------------------------------  -----------  -------------  -----------  ------------  ------------  ------------
Michael J. Mahoney..............    90,000(4)(5)         5.0%  $    5.00     01/01/2008  $    282,600  $    717,300
                                    90,000(4)(6)         5.0        5.50     01/01/2008       311,400       789,300
                                   180,771(4)(7)        10.1       10.25     09/18/2008     1,165,973     2,953,798

Allan L. Shaw...................    60,000(4)(5)         3.3        5.00     01/01/2008       188,400       478,200
                                    60,000(4)(6)         3.3        5.50     01/01/2008       207,600       526,200
                                    75,019(4)(7)         4.2       10.25     09/18/2008       483,873     1,225,815

Lawrence G. Malone..............    27,000(4)(5)         1.5        5.00     01/01/2008        84,780       215,190
                                    60,000(4)(6)         3.3        5.50     01/01/2008       207,600       526,200
                                    51,140(4)(7)         2.9       10.25     09/18/2008       329,853       835,628

Sheldon M. Goldman..............    60,000(4)(5)         3.3        5.00     01/01/2008       188,400       478,200
                                    60,000(4)(6)         3.3        5.50     01/01/2008       207,600       526,200
                                    42,500(4)(7)         2.4       10.25     09/18/2008       274,125       694,450

Francis J. Mount................    40,000(4)(5)         2.2        5.00     01/01/2008       125,600       318,800
                                    60,000(4)(6)         3.3        5.50     01/01/2008       207,600       526,200
                                    22,500(4)(7)         1.3       10.25     09/18/2008       145,125       367,650

------------------------

(1) Viatel granted options to purchase a total of 1,793,736 shares of common stock during 1998.

(2) The exercise price was equal to the fair market value of the shares of common stock underlying the options on the grant date.

(3) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the common stock over the term of the options. These assumptions are based on rules promulgated by the Commission and do not reflect Viatel's estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and common stock holdings are dependent on the timing of such exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

(4) In the event of certain Corporate Transactions (as defined) involving Viatel, all unvested stock options become fully vested. See "--Stock Incentive Plan." The options granted to the Named Executives also vest upon a change of control.

(5) Options to purchase shares of common stock vested and became exercisable as to 33.34% of these options on January 1, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.

(6) Options to purchase shares of common stock vested and became exercisable as to 25% of these options on January 1, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 25% of these options.

(7) Options to purchase shares of common stock will vest and become exercisable as to 33.34% of these options on September 18, 1999 and the remainder will vest and become exercisable on each successive anniversary date thereafter to the extent of 33.33% of these options.

    On January 1, 1999, Viatel granted the following stock options, with an exercise price of $22.875 per share: Michael J. Mahoney, 52,278 options; Allan
L. Shaw, 38,519 options; Lawrence G. Malone, 38,519 options; Sheldon M. Goldman, 38,519 options; and Francis J. Mount, 38,519 options.

    On June 1, 1999, Viatel granted the following stock options, with an exercise price of $43.00 per share, and shares of restricted stock: Michael J. Mahoney, 38,196 options and 43,859 shares; Allan L. Shaw, 4,123 options and 16,123 shares; Lawrence G. Malone, 4,123 options and 16,123 shares; Sheldon M. Goldman, 4,123 options and 16,123 shares; and Francis J. Mount, 4,123 options and 16,123 shares.

YEAR-END OPTION VALUES

    The following table sets forth information regarding the number and year end value of unexercised options held at December 31, 1998 by each of the executives named in the Summary Compensation Table. No stock appreciation rights were exercised by these executives during fiscal 1998.

                       FISCAL 1998 YEAR-END OPTION VALUES

                                                                                       VALUE OF UNEXERCISED
                                                            NUMBER OF SECURITIES          "IN-THE-MONEY"
                                                           UNDERLYING UNEXERCISED       OPTIONS AT FISCAL
                                  SHARES         VALUE        OPTIONS AT FISCAL            YEAR-END ($)
                                ACQUIRED ON    REALIZED         YEAR-END (#)        EXERCISABLE/UNEXERCISABLE
NAME                           EXERCISE (#)       ($)      EXERCISABLE/UNEXERCISABLE            (1)
-----------------------------  -------------  -----------  -----------------------  --------------------------
Michael J. Mahoney...........       46,666     $ 662,891(2)     217,820/368,265       $3,372,766/$5,179,939
Allan L. Shaw................       --            --           132,116/180,235         2,144,123/2,724,471
Lawrence G. Malone...........       --            --           105,249/149,757         1,713,119/2,298,995
Sheldon M. Goldman...........       --            --           81,805/179,414          1,330,560/2,219,277
Francis J. Mount.............           --            --        28,360/94,140           499,435/1,542,128

------------------------

(1) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $22.875 per share, the fair market value of the common stock issuable upon exercise of options at December 31, 1998 and the exercise price of the option, multiplied by the applicable number of options.

(2) The amounts set forth represent the difference between $19.00 per share, the fair market value of the common stock issuable upon exercise of options at July 27, 1998, and the exercise price of the option, multiplied by the applicable number of options.

EMPLOYMENT AGREEMENTS

    We intend to execute new employment agreements with Messrs. Mahoney, Shaw and Goldman, pursuant to which Mr. Mahoney will continue to serve as President and Chief Executive Officer of Viatel, Mr. Shaw will continue to serve as Senior Vice President, Finance and Chief Financial Officer and Mr. Goldman will continue to serve as Senior Vice President, Business Affairs and General Counsel for Viatel. In addition, we intend to execute employment agreements with Messrs. Lawrence Malone and Francis Mount, pursuant to which Mr. Malone will continue to serve as Senior Vice President, Global Sales and Marketing and Mr. Mount will continue to serve as Senior Vice President, Engineering and Network Operations. The term of the Mahoney employment agreement will extend for a period of three years, and the term of the employment agreement of each of Messrs. Shaw, Goldman, Malone and Mount will extend for a period of two years, in each case unless earlier terminated in accordance with the terms thereof. Each employment agreement will be effective as of June 1, 1999. Pursuant to the respective employment agreements, Mr. Mahoney will be entitled to receive an annual base salary of $386,000 (subject to adjustments), Mr. Shaw will be entitled to receive an annual base salary of $246,000, Mr. Goldman will be entitled to receive an annual base salary of $257,000, Mr. Malone will be entitled to recieve an annual base salary of $250,000 and Mr. Mount will be entitled to recieve an annual base salary of $246,000, subject, in each case, to increases approved from time to time by the Board. In addition, Mr. Mahoney's Employment

Agreement will provide for an annual cash bonus payment equal to 100% of his base salary multiplied by a bonus multiple ranging from 0.6 to 2.0 determined based upon a comparison of actual versus projected EBITDA and revenue figures and each of Messrs. Shaw's, Goldman's, Malone's and Mount's employment agreements will provide for an annual cash bonus payment equal to 80% of their base salary multiplied by a bonus multiple ranging from 0.6 to 2.0 determined based upon a comparison of actual versus projected EBITDA and revenue figures. Each of the employment agreements will also (1) provide that the executive will be entitled to receive annual grants of stock options or restricted stock in amounts to be determined by the Board of Directors in its sole and absolute discretion, (2) provide that following a change of control (as defined therein), Viatel will be obligated to pay the executive an amount equal to the Severance Amount (as defined therein), together with any applicable excise tax gross up on such amount, if the executive chooses to terminate his employment, (3) include a non-competition covenant and (4) contain a prohibition on the solicitation of Viatel employees.

    For purposes of each of the foregoing employment agreements, "change of control" is defined to mean such time as (1) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of Viatel on a fully diluted basis or
(2) individuals who at the beginning of any period of two consecutive calendar years constituted the Board (together with any new directors whose election by the Board or whose nomination for election by Viatel's stockholders was approved by a vote of at least two-thirds of the members of the Board then still in office who either were members of the Board at the beginning of this period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board then in office.

STOCK INCENTIVE PLAN

    Viatel has adopted the Amended Stock Incentive Plan (the "Stock Incentive Plan") under which "non-qualified" stock options to acquire shares of common stock may be granted to employees, directors and consultants of Viatel and "incentive" stock options to acquire shares of common stock may be granted to employees, including employee-directors. The Stock Incentive Plan also provides for the grant of stock appreciation rights and shares of restricted common stock to Viatel's employees, directors and consultants.

    The Stock Incentive Plan, which is currently administered by the Compensation Committee of the Board, allows for the issuance of up to a maximum of approximately 3.4 million shares of common stock, of which approximately 0.2 million shares are available for future grants. Under the Stock Incentive Plan, the option price of any incentive stock option may not be less than the fair market value of a share of common stock on the date on which the option is granted. The option price of a non-qualified stock option may be less than the fair market value on the date the non-qualified stock option is granted if the Board of Directors so determines. An incentive stock option may not be granted to a "ten percent stockholder" (as that term is defined in Section 422A of the Code) unless the exercise price is at least 110.0% of the fair market value of the common stock and the term of the option may not exceed five years from the date of grant. Each option granted pursuant to the Stock Incentive Plan is evidenced by a written agreement executed by Viatel and the grantee, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

    For options to qualify as incentive stock options, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the incentive stock options are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the Board of Directors, in whole or in part,

    -  with shares of common stock,

    - by irrevocable direction to an approved securities broker to sell shares and deliver all or a portion of the proceeds to Viatel,

    - by delivery of a promissory note with any provisions that the Board of Directors determines appropriate, or

    -  in any combination of these three possibilities.

    In addition, the Board of Directors, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the shares of common stock subject to this stock option and the aggregate option price per share of such common stock. In the Board of Directors' discretion, this payment may be made in cash, shares of common stock with a fair market value on the date of surrender equal to the payment amount or some combination of the two.

    The Stock Incentive Plan provides that outstanding options, restricted shares of common stock or stock appreciation rights vest in their entirety and become exercisable, or with respect to restricted common stock, are released from restrictions on transfer and repurchase rights, in the event of a "Corporate Transaction." For purposes of the Stock Incentive Plan, a Corporate Transaction includes any of the following stockholder-approved transactions to which Viatel is a party:

    - a merger or consolidation in which Viatel is not the surviving entity, other than a transaction the principal purpose of which is to change the state of Viatel's incorporation, or a transaction in which Viatel's stockholders immediately prior to the merger or consolidation hold (by virtue of securities received in exchange for their shares in Viatel) securities of the surviving entity representing more than 50.0% of the total voting power of that entity immediately after the transaction,

    - the sale, transfer or other disposition of all or substantially all of the assets of Viatel unless Viatel's stockholders immediately prior to the sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in Viatel) securities of the purchaser or other transferee representing more than 50.0% of the total voting power of that entity immediately after the transaction, or

    - any reverse merger in which Viatel is the surviving entity but in which Viatel's stockholders immediately prior to the merger do not hold (by virtue of their shares in Viatel held immediately prior to such transaction) securities of Viatel representing more than 50.0% of the total voting power of Viatel immediately after the transaction.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1998, the members of the Compensation Committee were Messrs. Pizzani, Mahoney and Graham. Mr. Mahoney is Viatel's President and Chief Executive Officer. None of the executive officers of Viatel currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing functions similar to the Compensation Committee. No interlocking relationships exist between Viatel's Board of Directors or its Compensation Committee and the board of directors or compensation committee of any other company.

                              CERTAIN TRANSACTIONS

    On June 3, 1998, we entered into a Mutual Cooperation Agreement with Martin Varsavsky and Jazz Telecom S.A. pursuant to which the parties made certain agreements including the following: (1) subject to Jazz Telecom S.A. completing a high yield offering with net proceeds to Jazz Telecom S.A. of at least $100 million (the "Offering Condition"), we and Jazz Telecom S.A. agreed to use commercially reasonable efforts to execute and deliver a construction agreement no later than January 1, 1999 to construct a fiber optic submarine cable system between Spain and the United Kingdom, (2) subject to the Offering Condition, we agreed to purchase $6.0 million of Jazz Telecom S.A. common stock, (3) we and Jazz Telecom S.A. agreed to the purchase from the other international switched minutes and we agreed to transmit at least one-third of our Spanish domestic switched minute traffic over Jazz Telecom S.A.'s network, assuming the prices charged by Jazz Telecom S. A. are competitive, (4) we and Jazz Telecom S.A. agreed to sell capacity to each other for fixed prices, (5) Mr. Varsavsky agreed to lock-up his Viatel shares for a specified period, (6) we agreed to release any past claims which we had against either Jazz Telecom S.A. and Mr. Varsavsky in exchange for their respective release of any claims against us, and (7) Mr. Varsavsky agreed to pay us liquidated damages in the event that he violates certain provisions of the agreement. We and Jazz Telecom S.A. are in discussions concerning certain modifications to the terms of the Mutual Cooperation Agreement.

    On June 4, 1999, Mr. Varsavsky entered into an agreement with us pursuant to which he agreed that he would not, subject to certain exclusions, (1) offer, pledge, sell or grant, any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of his Viatel common stock or any securities which are exercisable, or convertible into or exchangeable for such common stock, or (2) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of his common stock, from June 23, 1999 through December 31, 1999; PROVIDED, HOWEVER, that Martin Varsavsky may, under certain circumstances, pledge all, but not less than all, of his shares of common stock to secure a loan of up to $15 million. In exchange for his agreement to lock up his shares, we agreed to include 588,000 shares of his common stock in this offering and to sell up to 705,000 shares of his common stock if the underwriters exercise their over-allotment option.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of Viatel's common stock, as of June 23, 1999, and as adjusted to reflect the sale of the shares offered hereby, by (1) each person known to Viatel to own beneficially more than 5% of its outstanding shares of common stock, (2) each director of Viatel, (3) each person named in the Summary Compensation Table under "Management", and (4) all executive officers and directors of Viatel, as a group, together with their respective percentage ownership of such shares before and after the offering. All information with respect to beneficial ownership has been furnished to Viatel by the respective stockholders of Viatel.

                                                 TOTAL                                                  SHARES
                                                SHARES      SHARES BENEFICIALLY                      BENEFICIALLY
                                                  AND          OWNED PRIOR TO                        OWNED AFTER
                                                OPTIONS         OFFERING(1)            SHARES          OFFERING
NAME AND ADDRESS OF                            ---------  ------------------------     BEING      ------------------
BENEFICIAL OWNER                                NUMBER       NUMBER       PERCENT     OFFERED      NUMBER    PERCENT
---------------------------------------------  ---------  ------------   ---------   ----------   ---------  -------
Martin Varsavsky
  Parque Empresarial Edificio 2,
  c/o Beatriz De Bobadilla
  14,5 Ofic. B
  Madrid, Spain..............................  3,596,666     3,596,666      12.7%       588,000   3,008,666    9.3%
Capital Group International, Inc. and
The Capital Guardian Trust Co.
  11100 Santa Monica Boulevard
  Los Angeles, CA 90025-3384(2)..............  2,695,700     2,695,700       9.5             --   2,695,700    8.3
Michael J. Mahoney...........................    821,417       362,678(3)     1.3        76,000     286,678    *
Allan L. Shaw................................    392,116       169,239(3)    *           11,000(4)   158,239   *
Lawrence G. Malone...........................    329,771       148,482(3)    *           16,000(4)   132,482   *
Sheldon M. Goldman(5)........................    304,465       120,928(3)    *           16,000(4)   104,928   *
Francis J. Mount.............................    197,265        60,459(3)    *           23,000(4)    37,459   *
John G. Graham...............................      3,163         2,797(3)    *           --           2,797    *
Paul G. Pizzani..............................      2,163         1,797(3)    *           --           1,797    *
All directors and executive
  officers as a group (7 persons)............  2,050,360       866,380       3.0%       142,000     724,380    2.2%

------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 23, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(2) The amount reported reflects shares held by Capital Group International, Inc. and The Capital Guardian Trust Company solely as the investment manager of various institutional accounts. The Capital Guardian Trust Company does not have investment power or voting power over any of these shares.

(3) Includes shares of common stock which these individuals have the right to acquire through the exercise of options within 60 days of June 23, 1999, as follows: Michael J. Mahoney 217,820; Allan L. Shaw 126,116; Lawrence G. Malone 96,359; Sheldon M. Goldman 61,806; Francis J. Mount 5,336; John G. Graham, 1,097; and Paul G. Pizzani, 1,097.

(4) Includes the following shares of common stock acquired or to be acquired through the exercise of stock options: Allan L. Shaw, 6,000; Lawrence G. Malone, 16,000; Sheldon M. Goldman, 9,000; and Francis J. Mount, 23,000.

(5) Includes 1,000 shares owned by Mr. Goldman's wife. Mr. Goldman disclaims "beneficial ownership" of such shares within the meaning of Rule 13d-3 under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our authorized capital stock consists of (i) 50.0 million shares of common stock, and (ii) 2.0 million shares of preferred stock. As of June 23, 1999, there were 28,247,201 shares of common stock and no shares of preferred stock issued and outstanding.

    The statements under this caption are brief summaries of certain material provisions of our certificate of incorporation and by-laws. These summaries do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, such documents.

COMMON STOCK

    Holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50.0% of our common stock voting for the election of directors can elect all of the directors up for election if they choose to do so; if this event occurs, the holders of the remaining shares of our common stock will not be able to elect any person to our board of directors. Subject to the rights of the holders of shares of our preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be from time to time declared by our board of directors out of funds legally available for this purpose. Holders of our common stock are not entitled to any preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of Viatel, whether voluntary or involuntary, holders of our common stock are entitled to share proportionately in any assets which remain after we have paid all of our debts and other liabilities and reserved any amounts due to holders of our outstanding preferred stock.

PREFERRED STOCK

    Our certificate of incorporation authorizes our board of directors to issue, from time to time, up to two million shares of preferred stock in one or more series. The board is authorized to fix or alter the specific rights of each series, including:

    - dividend rights,

    - dividend rates,

    - conversion rights,

    - voting rights,

    - terms of redemption,

    - redemption prices,

    - liquidation preferences, and

    - the number of shares of each series.

The issuance of preferred stock could delay, deter or prevent a change in control of Viatel. See "Risk Factors--Certain Provisions of Our Corporate Documents and Our Employment Contracts May Make a Takeover More Difficult Even If the Takeover Would Benefit Stockholders."

CERTIFICATE OF INCORPORATION AND BY-LAWS

    Our certificate of incorporation provides that no director shall be liable to Viatel or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to Viatel or its stockholders,

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

    - in respect of certain unlawful dividend payments or stock redemptions or repurchases, or

    - for any transaction from which the director derived an improper personal benefit.

    These provisions effectively eliminate our right and the right of our stockholders, through stockholders' derivative suits on behalf of Viatel, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

    Our by-laws require that we indemnify any of our legal representatives, directors and officers and any person who is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the DGCL.

    We have obtained officers' and directors' liability insurance in the amount of $15 million for members of our board of directors and executive officers. We have entered into agreements to indemnify our directors and officers from and against any expenses incurred by them in connection with certain legal matters arising from their service to, or at request of, Viatel. The indemnity agreements contain provisions designed to protect against the loss of the contemplated benefits in the event of a change in control.

    Our certificate of incorporation and by-laws include provisions which may delay, deter or prevent a future takeover or change in control of Viatel unless the transaction is approved by our board of directors. These provisions may also render the removal of directors and management more difficult.

    Our certificate of incorporation divides our board of directors into three classes, as equal in number as possible, serving staggered, three-year terms. Our by-laws contain provisions which require that stockholders give Viatel prior notice of their intent to either nominate a director or submit a proposal for consideration at the annual meeting. In general, we must receive notice no less than 120 days prior to the meeting. This notice must contain specified information regarding (1) the person to be nominated or the matter to be brought before the meeting and (2) the stockholder submitting the proposal.

DELAWARE ANTI-TAKEOVER LAW

    We are subject to the provisions of Section 203 of the DGCL. The DGCL generally prohibits a publicly-held company from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board or unless the business combination is approved in a prescribed manner. A business combination includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

REGISTRATION RIGHTS

    In connection with our 1998 high yield offering, we agreed to register, no later than April 8, 1999, the shares of our common stock which will be issued upon conversion of our outstanding preferred stock and subordinated convertible debentures. The required registration has been declared effective by the SEC. Subject to limited exceptions, we are required to keep the registration statement current and available for use for a period of two years or until all the unregistered notes have been sold under the registration statement, if earlier.

    In connection with our 1999 high yield offering, we agreed to use our best efforts to complete, at our expense, by September 19, 1999, a registered exchange offer for each of the two series of notes which were issued. Under the terms of our agreement, we are required to offer to exchange registered notes which have terms substantially identical to those of the notes originally sold by us on a private placement basis in our March 1999 offering. In the event we are unable to complete the exchange offer due to a change in SEC policy, we are required to use our best efforts to put in place a shelf registration statement for the sale of the unregistered notes by the respective holders. We are required to keep any shelf registration which we file current and available for use for up to two years or until all the unregistered notes have been sold under the registration statement, if earlier. If we do not complete the registered exchange offer or have the shelf registration statement in place within the required time frames, we will be required to pay specified penalties.

         CERTAIN UNITED STATES TAX CONSEQUENCES FOR NON-U.S. INVESTORS

INTRODUCTION

    The following is a summary of certain United States federal tax consequences to non-U.S. investors of owning and disposing of common stock. In this summary, "non-U.S. investor" means:

    - a nonresident alien individual,

    - a foreign corporation,

    - a nonresident alien fiduciary of a foreign estate or trust, or

    - a foreign partnership, one or more members of which is, for U.S. tax purposes, a nonresident alien individual, a foreign corporation, or a nonresident alien fiduciary of a foreign estate or trust.

    This summary does not address all of the federal tax considerations that may be relevant to you in light of your particular circumstances and also does not discuss any state, local or foreign tax. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities. These authorities are all subject to change, possibly with retroactive effect. If you are considering buying common stock, you should consult your tax advisor with respect to the tax consequences of investing in the common stock.

DIVIDENDS

    Dividends paid to a non-U.S. investor generally will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, you must furnish to us or our paying agent a completed IRS Form 1001 or W-8BEN (or substitute form) certifying that you qualify for a reduced rate. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a treaty applies, attributable to a permanent establishment within the United States, will be exempt if you provide us with an IRS Form 4224 or IRS Form W-8ECI (or substitute form). Dividends exempt from withholding because they are effectively connected or attributable to a permanent establishment will instead be taxed at ordinary federal income tax rates on a net income basis. Further, if the non-U.S. investor is a corporation, this effectively connected dividend income may also be subject to an additional branch profits tax. Under current Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, for dividends paid after December 31, 2000, this presumption is eliminated.

SALE OR OTHER DISPOSITION OF COMMON STOCK

    A non-U.S. investor generally will not be subject to federal income tax on any gain recognized on the sale or other disposition of common stock, except in the following circumstances:

    (1) The gain will be subject to federal income tax if it is effectively connected with a trade or business of the non-U.S. investor within the United States or, if a treaty applies, is attributable to a permanent establishment. Unless an applicable treaty provides otherwise, the non-U.S. investor will be taxed on its net gains derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. investor is a foreign corporation, it may be subject to an additional branch profits tax.

    (2) The gain will be subject to federal income tax if the non-U.S. investor is an individual who holds the common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met.

    (3) The gain may be subject to federal income tax pursuant to federal income tax laws applicable to certain expatriates.

    (4) The gain may be subject to federal income tax if we are or have been during certain periods a "United States real property holding corporation" and the non-U.S. investor held, at any time during the five-year period ending on the date of disposition (or, if shorter, the non-U.S. investor's holding period), more than 5 percent of the outstanding common stock. We believe that we will not constitute a United States real property holding corporation immediately after the offering and do not expect to become a United States real property holding corporation; however, we can give no assurance in this regard.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    DIVIDENDS. United States backup withholding tax generally will not apply to dividends paid before January 1, 2001 to a non-U.S. investor at an address outside the United States, or to dividends paid after December 31, 2000 if the non-U.S. investor certifies that it is a non-U.S. investor on an IRS Form W-8BEN or otherwise establishes an exemption. We must report annually to the IRS and to each non-U.S.investor the amount of dividends paid to such investor and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the non-U.S. investor's country of residence.

    SALE THROUGH A U.S. OFFICE OF A BROKER. Upon the sale or other disposition of common stock by a non-U.S. investor to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the investor certifies its foreign status under penalties of perjury or otherwise establishes an exemption from backup withholding.

    SALE THROUGH A FOREIGN OFFICE OF A BROKER. Upon the sale or other disposition of common stock by a non-U.S. investor to or through a foreign office of a United States broker or a foreign broker with certain types of relationships with the United States, the broker is not required to backup withhold. However, the broker must report the sale or other disposition to the IRS unless the broker has documentary evidence in its files that the seller is a non-U.S. investor and certain other conditions are met, or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against the non-U.S. investor's federal income tax liability, if any, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

    Common stock owned or treated as owned by an individual who is not a citizen or a "resident," which is specially defined for federal estate tax purposes, of the United States at the time of death, will be included in such individual's gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof (the "underwriting agreement"), the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and ING Baring Furman Selz LLC are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited and ING Barings Limited as agent for ING Bank N.V., London branch are acting as international representatives, have severally agreed to purchase, and Viatel and the selling stockholders have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                                                                       NUMBER OF
NAME                                                                                                     SHARES
-----------------------------------------------------------------------------------------------------  ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated..................................................................   1,449,000
  Credit Suisse First Boston Corporation.............................................................     885,500
  Salomon Smith Barney Inc...........................................................................     644,000
  ING Baring Furman Selz LLC.........................................................................     241,500
  Banc of America Securities LLC.....................................................................      60,000
  Deutsche Bank Securities Inc.......................................................................      60,000
  Chase Securities Inc...............................................................................      60,000
  A.G. Edwards & Sons, Inc...........................................................................      60,000
  First Union Capital Markets........................................................................      40,000
  Goldman, Sachs & Co................................................................................      60,000
  Janney Montgomery Scott Inc........................................................................      40,000
  Kaufman Brothers, L.P..............................................................................      40,000
  Edward D. Jones & Co., L.P.........................................................................      60,000
  Lazard Freres & Co. LLC............................................................................      60,000
  Lehman Brothers, Inc...............................................................................      60,000
  Brad Peery Inc.....................................................................................      40,000
  Schroder & Co. Inc.................................................................................      60,000
  Scott & Stringfellow, Inc..........................................................................      40,000
  SG Cowen Securities Corporation....................................................................      60,000
  Southeast Research Partners........................................................................      40,000
                                                                                                       ----------
    Subtotal.........................................................................................   4,060,000
                                                                                                       ----------
International Underwriters:
  Morgan Stanley & Co. International Limited.........................................................     348,750
  Credit Suisse First Boston (Europe) Limited........................................................     213,125
  Salomon Brothers International Limited.............................................................     155,000
  ING Barings Limited, as agent for ING Bank N.V., London branch.....................................      58,125
  Lazard Capital Markets.............................................................................      55,000
  MeesPierson N.V....................................................................................      55,000
  HSBC Investment Bank PLC...........................................................................      55,000
                                                                                                       ----------
    Subtotal.........................................................................................     940,000
                                                                                                       ----------
      Total..........................................................................................   5,000,000
                                                                                                       ----------
                                                                                                       ----------

    The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives", respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from Viatel and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus (other than those covered by the U.S. underwriters' over-allotment option described below) if any such shares are taken.

    Pursuant to the agreement between U.S. and international underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions: (1) it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (2) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that, with certain exceptions: (1) it is not purchasing any shares for the account of any United States or Canadian Person and (2) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian Person. With respect to any underwriter that is a U.S. underwriter and an international underwriter, the foregoing representations and agreements (1) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (2) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. and international underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of common stock to be purchased by the underwriters under the underwriting agreement are referred to herein as "shares".

    Pursuant to the agreement between U.S. and international underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the agreement between U.S. and international underwriters, each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases from it any of the shares a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the agreement between U.S. and international underwriters, each international underwriter has represented and agreed that (1) it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.30 a share under public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    Martin Varsavsky and Viatel have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. Specifically, (i) Martin Varsavsky has granted the U.S. underwriters an option to purchase up to 705,000 additional shares of common stock, which obligation has been guaranteed by Viatel, and (ii) Viatel has granted to the U.S. underwriters an option to purchase up to 45,000 additional shares of common stock. The U.S. underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such U.S. underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public would be $270,250,000, the total underwriters' discounts and commissions would be $11,500,000, the total proceeds to Viatel would be $192,175,000, after deducting estimated offering expenses of $2.0 million, and the total proceeds to the selling stockholders would be $64,575,000.

    Each of Viatel and its directors and executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 120 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any of the transactions described above is to be settled by delivery of common stock or any other above-mentioned securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

    - the sale of shares to the underwriters,

    - the issuance by Viatel of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, or

    - transactions by any person other than the company relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

    In addition, Martin Varsavsky entered into a similar lock-up agreement with Viatel. However, the term of such agreement will continue through December 31, 1999. See "Certain Transactions" for a description of the terms of the lock-up agreement between Viatel and Martin Varsavsky.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, certain of the underwriters or their affiliates have provided, and may continue to provide investment banking services to Viatel.

    Viatel, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

    An affiliate of Morgan Stanley & Co. Incorporated has made a loan of approximately $245,000 to Michael Mahoney, Viatel's Chairman and Chief Executive Officer. The loan bears interest, is secured by approximately 48,000 shares of common stock of Viatel, and is payable on demand.

    Allan L. Shaw has established a margin account with ING Baring Furman Selz LLC in the amount of $550,000, under which he has pledged 36,000 shares of common stock of Viatel as security.

                                 LEGAL MATTERS

    Certain legal matters in connection with this offering will be passed upon for us by Kelley Drye & Warren LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Viatel, Inc. and subsidiaries as of December 31, 1997 and 1998 and for each of the years in the three year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

    You may request a copy of our annual, quarterly and special reports, proxy statements and other information, at no cost, by writing or telephoning us at the following address:

    Viatel, Inc.
    Attention: Investor Relations
    685 Third Avenue
    New York, NY 10017
    Telephone: (212) 350-9200

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------
VIATEL, INC. AND SUBSIDIARIES

Independent Auditors' Report..............................................................................        F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998..............................................        F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1996, 1997 and 1998........................................................................        F-4

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 1996, 1997 and 1998........        F-5

Consolidated Statements of Stockholders' Equity (Deficiency) for the
  Years ended December 31, 1996, 1997 and 1998............................................................        F-6

Consolidated Statements of Cash Flows for the Years ended
  December 31, 1996, 1997 and 1998........................................................................        F-7

Notes to Consolidated Financial Statements for the Years
  Ended December 31, 1996, 1997 and 1998..................................................................        F-8

Condensed Consolidated Balance Sheet as of March 31, 1999.................................................       F-22

Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 1998 and March 31,
  1999....................................................................................................       F-23

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1998 and March 31,
  1999....................................................................................................       F-24

Notes to Condensed Consolidated Financial Statements......................................................       F-25

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Viatel, Inc.:

    We have audited the accompanying consolidated balance sheets of Viatel, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viatel, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

New York, New York
February 26, 1999

                         VIATEL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                              1997        1998
                                                                                           ----------  -----------
                                         ASSETS

Current Assets:
  Cash and cash equivalents..............................................................  $   21,096  $   329,511
  Restricted cash equivalents............................................................      --           10,310
  Restricted marketable securities, current..............................................      --           50,870
  Marketable securities, current.........................................................       3,500      171,771
  Trade accounts receivable, net of allowance for doubtful accounts of $1,041 and $3,093,
    respectively.........................................................................      10,981       28,517
  Other receivables......................................................................       6,505       13,404
  Prepaid expenses.......................................................................       1,348        2,417
                                                                                           ----------  -----------
    Total current assets.................................................................      43,430      606,800
                                                                                           ----------  -----------
Restricted marketable securities, non-current............................................      --           83,343
Marketable securities, non-current.......................................................      22,547      --
Property and equipment, net..............................................................      54,094      266,256
Intangible assets, net...................................................................       4,338       46,968
Other assets.............................................................................       2,400        5,744
                                                                                           ----------  -----------
                                                                                           $  126,809  $ 1,009,111
                                                                                           ----------  -----------
                                                                                           ----------  -----------
                        LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current Liabilities:
  Accrued telecommunications costs.......................................................  $   16,898  $    26,518
  Accounts payable and other accrued expenses............................................      10,753       23,656
  Property and equipment purchases payable...............................................       4,739       97,288
  Accrued interest.......................................................................      --           12,240
  Liability under joint construction agreement...........................................      --            9,523
  Current installments of notes payable and obligations under capital leases.............       3,373        8,918
                                                                                           ----------  -----------
    Total current liabilities............................................................      35,763      178,143
                                                                                           ----------  -----------
Long term liabilities:
  Long term debt.........................................................................      89,855      896,503
  Notes payable and obligations under capital leases, excluding current installments.....       8,255       24,636
  Equipment purchase obligation..........................................................       1,500      --
                                                                                           ----------  -----------
    Total long term liabilities..........................................................      99,610      921,139
                                                                                           ----------  -----------
Series A Redeemable Convertible Preferred Stock, $.01 par value; Authorized 718,042
  Shares; issued and outstanding no shares and 461,258, respectively.....................      --           47,121
                                                                                           ----------  -----------
Commitments and contingencies
Stockholders' deficiency:
  Preferred Stock, $.01 par value. Authorized 1,281,958 shares, no shares issued and
    outstanding..........................................................................      --          --
  Common Stock, $.01 par value. Authorized 50,000,000 shares, issued and outstanding
    22,635,267 and 23,184,465 shares, respectively.......................................         226          232
  Additional paid-in capital.............................................................     125,661      128,357
  Unearned compensation..................................................................         (65)     --
  Accumulated other comprehensive loss...................................................      (5,356)      (6,246)
  Accumulated deficit....................................................................    (129,030)    (259,635)
                                                                                           ----------  -----------
    Total stockholders' deficiency.......................................................      (8,564)    (137,292)
                                                                                           ----------  -----------
                                                                                           $  126,809  $ 1,009,111
                                                                                           ----------  -----------
                                                                                           ----------  -----------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  1996        1997        1998
                                                                               ----------  ----------  -----------
Communication services revenue...............................................  $   50,419  $   73,018  $   135,188
                                                                               ----------  ----------  -----------
Operating expenses:
  Cost of communication services.............................................      42,130      63,504      122,109
  Selling, general and administrative expenses...............................      32,866      36,077       44,893
  Depreciation and amortization..............................................       4,802       7,717       16,268
                                                                               ----------  ----------  -----------
    Total operating expenses.................................................      79,798     107,298      183,270
                                                                               ----------  ----------  -----------
Other income (expenses):
  Interest income............................................................       1,852       3,686       28,259
  Interest expense...........................................................     (10,848)    (12,450)     (79,177)
                                                                               ----------  ----------  -----------
Loss before extraordinary loss...............................................     (38,375)    (43,044)     (99,000)
  Extraordinary loss on debt prepayment......................................          --          --      (28,304)
                                                                               ----------  ----------  -----------
Net loss.....................................................................     (38,375)    (43,044)    (127,304)
  Dividends on redeemable convertible preferred stock........................          --          --       (3,301)
                                                                               ----------  ----------  -----------
Net loss attributable to common stockholders.................................  $  (38,375) $  (43,044) $  (130,605)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
Loss per common share, basic and diluted:
    Before extraordinary item................................................  $    (2.47) $    (1.90) $     (4.44)
    From extraordinary item..................................................  $       --  $       --  $     (1.23)
                                                                               ----------  ----------  -----------
    Net loss attributable to common stockholders.............................  $    (2.47) $    (1.90) $     (5.67)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
  Weighted average common shares outstanding.................................      15,514      22,620       23,054
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                 (IN THOUSANDS)

                                                                                  1996        1997        1998
                                                                               ----------  ----------  -----------
Net loss.....................................................................  $  (38,375) $  (43,044) $  (127,304)
  Foreign currency translation adjustments...................................        (698)     (4,494)        (890)
                                                                               ----------  ----------  -----------
Comprehensive loss...........................................................  $  (39,073) $  (47,538) $  (128,194)
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                          NUMBER OF
                            NUMBER OF      CLASS A                                                             ACCUMULATED
                              COMMON       COMMON                    CLASS A    ADDITIONAL                        OTHER
                              STOCK         STOCK       COMMON       COMMON       PAID-IN       UNEARNED      COMPREHENSIVE
                              SHARES       SHARES        STOCK        STOCK       CAPITAL     COMPENSATION         LOSS
                           ------------  -----------  -----------  -----------  -----------  ---------------  --------------
Balance at January 1,
  1996...................    10,736,135    2,904,846   $     107    $      29    $  30,099      $     (78)     $       (164)
Issuance of restricted
  common stock...........        66,666      --                1       --              389            (52)          --
Issuance of common stock,
  net of $9,541,954 issue
  costs..................     8,667,000      --               87       --           94,375         --               --
Conversion of Class A
  common stock to common
  stock..................     2,904,846   (2,904,846)         29          (29)      --             --               --
Stock options exercised..       138,579      --                1       --              373         --               --
Foreign currency
  translation
  adjustment.............       --           --           --           --           --             --                  (698)
Net loss.................       --           --           --           --           --             --               --
                           ------------  -----------       -----          ---   -----------         -----     --------------
Balance at December 31,
  1996...................    22,513,226      --              225       --          125,236           (130)             (862)
Stock options exercised..       122,041      --                1       --              425         --               --
Earned compensation......       --           --           --           --           --                 65           --
Foreign currency
  translation
  adjustment.............       --           --           --           --           --             --                (4,494)
Net loss.................       --           --           --           --           --             --               --
                           ------------  -----------       -----          ---   -----------         -----     --------------
Balance at December 31,
  1997...................    22,635,267      --              226       --          125,661            (65)           (5,356)
Stock options exercised..       174,198      --                2       --              945         --               --
Issuance costs of Series
  A Redeemable
  Convertible Preferred
  Stock..................       --           --           --           --           (1,620)        --               --
Issuance of common stock
  related to business
  purchase...............       375,000      --                4       --            3,371         --               --
Earned compensation......       --           --           --           --           --                 65           --
Foreign currency
  translation
  adjustment.............       --           --           --           --           --             --                  (890)
Dividends on redeemable
  convertible preferred
  stock..................       --           --           --           --           --             --               --
Net loss.................       --           --           --           --           --             --               --
                           ------------  -----------       -----          ---   -----------         -----     --------------
Balance at December 31,
  1998...................    23,184,465      --        $     232    $      --    $ 128,357      $  --          $     (6,246)
                           ------------  -----------       -----          ---   -----------         -----     --------------
                           ------------  -----------       -----          ---   -----------         -----     --------------


                            ACCUMULATED
                              DEFICIT         TOTAL
                           -------------  -------------
Balance at January 1,
  1996...................  $     (47,611) $     (17,618)
Issuance of restricted
  common stock...........       --                  338
Issuance of common stock,
  net of $9,541,954 issue
  costs..................       --               94,462
Conversion of Class A
  common stock to common
  stock..................       --                   --
Stock options exercised..       --                  374
Foreign currency
  translation
  adjustment.............       --                 (698)
Net loss.................        (38,375)       (38,375)
                           -------------  -------------
Balance at December 31,
  1996...................        (85,986)        38,483
Stock options exercised..       --                  426
Earned compensation......       --                   65
Foreign currency
  translation
  adjustment.............       --               (4,494)
Net loss.................        (43,044)       (43,044)
                           -------------  -------------
Balance at December 31,
  1997...................       (129,030)        (8,564)
Stock options exercised..       --                  947
Issuance costs of Series
  A Redeemable
  Convertible Preferred
  Stock..................       --               (1,620)
Issuance of common stock
  related to business
  purchase...............       --                3,375
Earned compensation......       --                   65
Foreign currency
  translation
  adjustment.............       --                 (890)
Dividends on redeemable
  convertible preferred
  stock..................         (3,301)        (3,301)
Net loss.................       (127,304)      (127,304)
                           -------------  -------------
Balance at December 31,
  1998...................  $    (259,635) $    (137,292)
                           -------------  -------------
                           -------------  -------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                                                                    1996         1997         1998
                                                                                 -----------  -----------  -----------
Cash flows from operating activities:
  Net loss.....................................................................  $   (38,375) $   (43,044) $  (127,304)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization..............................................        4,802        7,717       16,268
    Accreted interest expense on long term debt................................       10,783       12,479       35,417
    Provision for losses on accounts receivable................................        2,225        2,733        4,225
    Extraordinary loss on debt repayment.......................................           --           --       28,304
    Earned compensation........................................................          338           65           65
  Changes in assets and liabilities:
    Increase in accounts receivable............................................       (6,058)      (6,221)     (20,302)
    Increase in accrued interest expense on Senior Notes.......................           --           --       11,969
    Increase in prepaid expenses and other receivables.........................       (1,384)      (3,482)      (8,291)
    Increase in other assets and intangible assets.............................         (315)      (1,022)     (12,625)
    Increase in accrued telecommunications costs, accounts payable, and other
      accrued expenses.........................................................        1,653        8,250       11,956
                                                                                 -----------  -----------  -----------
      Net cash used in operating activities....................................      (26,331)     (22,525)     (60,318)
                                                                                 -----------  -----------  -----------
  Cash flows from investing activities:
    Purchase of property, equipment and software...............................       (9,423)     (34,190)     (94,674)
    Payment for business acquired excluding cash acquired of $364..............           --           --       (5,000)
    Purchase of marketable securities..........................................      (30,571)     (49,098)    (310,625)
    Proceeds from maturity of marketable securities............................       38,807       40,124       60,307
    Investment in affiliate....................................................         (102)          --           --
    Issuance of notes receivable...............................................         (303)          --           --
                                                                                 -----------  -----------  -----------
    Net cash used in investing activities......................................       (1,592)     (43,164)    (349,992)
                                                                                 -----------  -----------  -----------
  Cash flows from financing activities:
    Proceeds from issuance of long term debt...................................           --           --      845,752
    Proceeds from issuance of redeemable convertible preferred stock...........           --           --       42,198
    Prepayment of senior discount notes........................................           --           --     (119,282)
    Deferred financing costs...................................................           --           --      (31,547)
    Proceeds from issuance of Common Stock.....................................       94,836          426          947
    Borrowings on notes payable................................................           --       11,121           --
    Payments under capital leases..............................................          (64)        (525)      (5,480)
    Repayment of notes payable and bank credit line............................           --         (336)      (3,553)
    Borrowings under bank credit line..........................................           --          600           --
                                                                                 -----------  -----------  -----------
    Net cash provided by financing activities..................................       94,772       11,286      729,035
                                                                                 -----------  -----------  -----------
Effects of exchange rate changes on cash.......................................           12         (297)          --
                                                                                 -----------  -----------  -----------
Net (decrease) increase in cash and cash equivalents...........................       66,861      (54,700)     318,725
Cash and cash equivalents at beginning of year.................................        8,935       75,796       21,096
                                                                                 -----------  -----------  -----------
Cash and cash equivalents at end of year.......................................  $    75,796  $    21,096  $   339,821
                                                                                 -----------  -----------  -----------
                                                                                 -----------  -----------  -----------
Supplemental disclosures of cash flow information:
  Interest paid................................................................  $        65  $       134  $    31,560
                                                                                 -----------  -----------  -----------
                                                                                 -----------  -----------  -----------
  Assets acquired under capital lease obligations..............................  $       310  $     1,122  $    30,359
                                                                                 -----------  -----------  -----------
                                                                                 -----------  -----------  -----------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1997 AND 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) DESCRIPTION OF BUSINESS

    Viatel, Inc. (the "Company") is an international facilities-based global provider of communications services offering international and domestic long distance telecommunications services, primarily to small and medium-sized businesses, carriers and resellers. The Company operates a pan-European communication network with international gateway switching centers in New York and London and network points of presence throughout Western Europe. The Company is constructing a fiber optic ring which will connect five European countries (the "Circe Network").

    (B) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in affiliates in which the Company has significant influence but does not exercise control are accounted for under the equity method.

    (C) CASH AND CASH EQUIVALENTS

    The Company's policy is to maintain its uninvested cash at minimum levels. Unrestricted cash equivalents, which include highly liquid debt instruments purchased with a maturity of three months or less, were $8.2 million and $278.9 million at December 31, 1997 and 1998, respectively.

    (D) REVENUE

    The Company records communication services revenue as earned, at the time services are provided. Network capacity sales are recorded at the time the capacity is provided to the customer.

    (E) PROPERTY AND EQUIPMENT

    Property and equipment consist principally of telecommunications related equipment such as switches, fiber optic cable systems, remote nodes and related computer software and is stated at cost. Assets acquired under capital leases are stated at the present value of the future minimum lease payments. Maintenance and repairs are expensed as incurred.

    Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or useful life of the improvement, whichever is shorter. The estimated useful lives are as follows:

Communications systems.......................................  5 to 7 years
Fiber optic cable systems....................................  15 years
Leasehold improvements.......................................  2 to 5 years
Furniture, equipment and other...............................  5 years

    (F) INTANGIBLE ASSETS

    Deferred financing and registration fees represent costs incurred to issue and register debt and are being amortized over the term of the related debt.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Licenses issued by governing bodies are being amortized over the lesser of 25 years or the term of the license.

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefitted, five to seven years.

    Acquired employee base and sales force in place represents the intangible assets associated with the acquisition of independent sales organizations and is being amortized over three years.

    The costs of all other intangible assets are being amortized over their useful lives, ranging from three to seven years.

    (G) INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period it occurs.

    (H) FOREIGN CURRENCY TRANSLATION

    Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in stockholders' equity. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the period in which they occur. For the years ending December 31, 1996, 1997 and 1998, the Company experienced no material exchange transaction gains or losses.

    (I) NET LOSS PER SHARE

    Basic earnings per share ("EPS") is computed by dividing income or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock.

    Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share for each of the years ended December 31, 1996, 1997 and 1998.

    The Company had potentially dilutive common stock equivalents of 1.0 million, 1.1 million and 7.2 million for the years ended December 31, 1996, 1997 and 1998, respectively. These common stock equivalents were not included in the computation of diluted net loss per common share because they were antidilutive for the periods presented.

    (J) CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) temporary cash investments to financial institutions with high credit standing. The Company does not believe there is any concentration of credit risk on trade receivables as a result of the large and diverse nature of the Company's worldwide customer base.

    During 1998, one customer, LD Exchange.com, accounted for 10.6% of the Company's revenues.

    (K) RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

    (L) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    (M) ADDITIONAL ACCOUNTING POLICIES

    Additional accounting policies are incorporated into the notes herein.

    (N) STOCK OPTION PLAN

    The Company accounts for its stock option plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. See Note 12.

    (O) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(2) INVESTMENTS IN DEBT SECURITIES

    Management determines the appropriate classification of its investments in debt securities at the time of purchase and classifies them as held to maturity or available for sale. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(2) INVESTMENTS IN DEBT SECURITIES (CONTINUED) that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company does not invest in securities for the purpose of trading and as such does not classify any securities as trading.

    The cost of debt securities classified as held to maturity are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and accretion are included in interest income. There were no securities classified as held to maturity as of December 31, 1997 and no securities classified as available for sale as of December 31, 1998.

    The following is a summary of the amortized cost, which approximates fair value of restricted securities held to maturity at December 31, 1998 (in thousands):

U.S. Treasury obligations.........................................  $ 105,508
German government obligations.....................................     28,705
                                                                    ---------
    Total.........................................................  $ 134,213
                                                                    ---------
                                                                    ---------

    The following is a summary of the amortized cost, which approximates fair value of securities held to maturity at December 31, 1998 (in thousands):

European corporate debt securities................................  $ 122,299
U.S. corporate debt securities....................................     49,472
                                                                    ---------
    Total.........................................................  $ 171,771
                                                                    ---------
                                                                    ---------

    The following is a summary of the fair value of securities available for sale at December 31, 1997 (in thousands):

U.S. Treasury obligations..........................................  $   2,028
Corporate debt securities..........................................     13,482
Federal agencies obligations.......................................     10,537
                                                                     ---------
    Total..........................................................  $  26,047
                                                                     ---------
                                                                     ---------

    Unrealized gains or losses on securities classified as available for sale are not material at December 31, 1997.

    The amortized cost, which approximates fair value, of restricted securities held to maturity at December 31, 1998 are shown below (in thousands):

Due within one year...............................................  $  50,870
Due after one year through two years..............................     54,328
Due after two years...............................................     29,015
                                                                    ---------
    Total.........................................................  $ 134,213
                                                                    ---------
                                                                    ---------

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(2) INVESTMENTS IN DEBT SECURITIES (CONTINUED)
    There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale.

(3) PROPERTY AND EQUIPMENT

    Property and equipment consists of the following as of December 31 (in thousands):

                                                                                               1997        1998
                                                                                            ----------  ----------
Communications system.....................................................................  $   43,322  $   70,971
Construction in progress..................................................................      10,094     172,630
Fiber optic cable systems.................................................................       1,432      25,222
Furniture, equipment and other............................................................       8,924      16,450
Leasehold improvements....................................................................       3,254       6,651
                                                                                            ----------  ----------
                                                                                                67,026     291,924
Less accumulated depreciation and amortization............................................      12,932      25,668
                                                                                            ----------  ----------
                                                                                            $   54,094  $  266,256
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    At December 31, 1997, construction in progress represents a portion of the expansion of the Company's European network. At December 31, 1998, construction in progress represents construction of the Circe Network. For the years ended December 31, 1996, 1997 and 1998, $0.1 million, $0.2 million and $3.3 million of interest was capitalized.

    The Company trades indefeasible rights-of-use or capacity on the Circe Network for indefeasible rights-of-use or capacity on other cable systems. These trades of indefeasible rights-of-use or capacity are accounted for as non-monetary exchanges and did not have a material effect on the Company's statement of operations.

    At December 31, 1998, the Company has entered into a letter of intent with Metromedia Fiber Networks, Inc. and Carrier 1, Inc. to jointly construct the civil works associated with a national communications networks being constructed by each party in Germany. As part of the letter of intent, Metromedia Fiber Networks, Inc. and Carrier 1, Inc. were required to place in escrow with the Company an amount of $9.3 million which is included in restricted cash equivalents in the accompanying consolidated balance sheets. In February 1999, the parties entered into a definitive agreement which required each party to supply a standby letter of credit to cover the construction costs related to their portion of the network.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(4) INTANGIBLE ASSETS

    Intangible assets consist of the following as of December 31 (in thousands):

                                                                                                1997       1998
                                                                                              ---------  ---------
Deferred financing and registration costs...................................................  $   3,789  $  31,547
Licenses, trademarks and servicemarks.......................................................        464     10,031
Goodwill....................................................................................        474      8,744
Purchased software..........................................................................      1,494      1,859
Acquired employee base and sales force in place.............................................      1,607     --
Other.......................................................................................        385        206
                                                                                              ---------  ---------
                                                                                                  8,213     52,387
Less accumulated amortization...............................................................      3,875      5,419
                                                                                              ---------  ---------
                                                                                              $   4,338  $  46,968
                                                                                              ---------  ---------
                                                                                              ---------  ---------

(5) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consists of the following as of December 31 (in thousands):

                                                                                                1997       1998
                                                                                              ---------  ---------
Accounts payable............................................................................  $   6,231  $   5,566
Accrued expenses............................................................................      3,253     16,224
Accrued compensation and benefits...........................................................      1,269      1,866
                                                                                              ---------  ---------
                                                                                              $  10,753  $  23,656
                                                                                              ---------  ---------
                                                                                              ---------  ---------

(6) LINE OF CREDIT AND LETTERS OF CREDIT

    The Company has a revolving line of credit agreement which provides for secured borrowings of up to $11.2 million. Borrowings under this line of credit agreement can be made under either of the following interest rate formulas: (i) the lending institution's prime rate or (ii) the LIBOR rate plus two hundred basis points. The Company had $0.6 million in borrowings under the line of credit agreement at December 31, 1997 and no borrowings under the line of credit agreement at December 31, 1998. The terms of the line of credit agreement include, among other provisions, requirements for maintaining defined levels of securities and other liquid collateral. At December 31, 1998, standby letters of credit of approximately $3.3 million have been issued under this line of credit agreement.

    In connection with the Company's joint construction of the civil works associated with national communications networks being constructed by each party in Germany, in February 1999 the Company was required to obtain a letter of credit of approximately $123 million (DM219.1 million) in support of its obligations.

    The weighted-average interest rate on short-term borrowings under the line of credit agreement at December 31, 1997 was 8.0%.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(7) LONG TERM LIABILITIES AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

    (A) LONG TERM DEBT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On April 8, 1998, the Company completed an offering of units (the "Units Offering") consisting of senior notes or senior discount notes due 2008 and shares of 10% Series A Redeemable Convertible Preferred Stock due 2010 ("Series A Preferred"), $.01 par value per share, of the Company and units consisting of senior notes or senior discount notes due 2008 and subordinated convertible debentures due 2011 (the "Subordinated Debentures") through which it raised approximately $889.6 million of gross proceeds ($856.6 million of net proceeds). The Company utilized $118.9 million of the proceeds from the Units Offering to retire its 15% Senior Discount Notes due 2005 resulting in an extraordinary loss of $28.3 million. Additionally, a portion of the proceeds from the Units Offering were used to purchase approximately $122.8 million of U.S. government securities which were pledged as security for the first six interest payments on the U.S. dollar denominated senior notes and approximately $30.6 million of German government obligations which were pledged as security for the first six interest payments on the Deutsche Mark denominated senior notes issued in the Units Offering. The senior discount notes accrete through April 15, 2003 and interest becomes payable in cash in semi-annual installments thereafter. The interest on the senior notes is payable in semi-annual installments. The Series A Preferred and the subordinated convertible debentures require quarterly payments which are paid in additional securities, cash or any combination thereof through April 15, 2003 and payable in cash thereafter. The Series A Preferred and the subordinated convertible debentures are mandatorily convertible in the event the closing price of the Company's common stock exceeds certain predetermined annual price targets. The Series A Preferred and the Subordinated Debentures conversion rates are $13.20 and DM24.473 ($14.58), respectively. In addition, the terms of the Series A Preferred and Subordinated Debentures provide for special dividends and special interest payments, respectively, under certain conditions.

    The indentures pursuant to which the senior notes and the senior discount notes were issued contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends or make certain other distributions, enter into transactions with stockholders and affiliates and create liens on its assets. In addition, upon a change of control, the Company is required to make an offer to purchase the senior notes and the senior discount notes at a purchase price equal to 101% of the principal amount, in the case of the senior notes, and 101% of the accreted value of the notes, in the case of the senior discount notes. The indenture pursuant to which the subordinated convertible debentures were issued also requires that the Company offer to repurchase the debentures at 101% of the principal amount in the event of a change of control.

    On September 30, 1998, the Company consummated an offer to exchange senior notes and senior discount notes due 2008 which have been registered under the Securities Act of 1933, as amended, for outstanding notes of each such series which were not registered under the Securities Act of 1933, as amended.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(7) LONG TERM LIABILITIES AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) Long term debt consists of the following as of December 31 (in thousands):

                                                                                               1997        1998
                                                                                             ---------  ----------
11.25% Senior Notes........................................................................  $  --      $  400,000
11.15% Senior Notes (DM178,000)............................................................     --         106,015
12.50% Senior Discount Notes, less discount of $202,716....................................     --         297,284
12.40% Senior Discount Notes (DM134,916), less discount of $54,249
  (DM91,084)...............................................................................     --          80,355
10% Subordinated Convertible Debentures (DM21,573).........................................     --          12,849
15% Senior Discount Notes, less discount of $30,845........................................     89,855      --
                                                                                             ---------  ----------
                                                                                             $  89,855  $  896,503
                                                                                             ---------  ----------
                                                                                             ---------  ----------

    (B) EQUIPMENT FINANCING

    In November and December 1997, the Company entered into Loan and Security Agreements, as amended, with Charter Financial, Inc. ("Charter") pursuant to which the Company borrowed an aggregate of $11.1 million, of which $7.8 million was outstanding as of December 31, 1998. Repayment of these loans commenced in December 1997 and January 1998 and are repayable in thirty-two or thirty-six successive monthly installments respectively. Under the terms of these arrangements, the Company is required to satisfy certain EBITDA and unrestricted cash requirements. As of December 31, 1998, the Company was either in compliance with, or had received waivers to, these covenants. Obligations under these Loan and Security Agreements are secured by the grant to Charter of a security interest in certain designated telecommunications equipment. A portion of the payment obligations under these borrowing arrangements are also secured by letters of credit.

(8) STOCKHOLDERS' EQUITY

    On October 23, 1996, the Company completed an initial public offering ("IPO") of its Common Stock, through which it sold 8,667,000 shares of Common Stock at $12 a share and raised approximately $104 million of gross proceeds ($94.5 million of net proceeds).

    In connection with the IPO, all shares of then Class A Common Stock were converted into shares of Common Stock at a ratio of one-to-one and all then outstanding shares of Common Stock were subject to a reverse stock split at a ratio of 3-to-2. In addition, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation which (i) authorized the Board of Directors to issue up to two million shares of Preferred Stock, $.01 par value per share, of which no shares were issued and outstanding at December 31, 1996, in one or more series and to fix the powers, voting rights, designations and preferences of each series and (ii) eliminated the Class A Common Stock.

    All earnings per share and share data presented herein reflect the conversion of the Class A Common Stock into Common Stock and the reverse stock split of all then outstanding shares of Common Stock.

(9) ACQUISITION

    On February 27, 1998, the Company acquired Flat Rate Communications, Inc. ("Flat Rate"), a long distance telecommunications reseller, for $5.0 million of cash, 375,000 shares of Common Stock and a contingent payment based upon key operating performance targets for the twelve month period ending February 28, 1999 which will range from zero to $21.0 million in cash and zero to 1.0 million shares of

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(9) ACQUISITION (CONTINUED)
Common Stock. The Company recorded the acquisition under the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess purchase price was $8.3 million and will be amortized on a straight line basis over a five-year period. If the acquisition had occurred on January 1, 1996 (i) communication services revenue for the years 1996, 1997 and 1998 would have been $53.4 million, $101.8 million and $138.5 million, respectively, (ii) loss before extraordinary loss for 1998 would have been $(98.9) million, (iii) net loss attributable to common stockholders for the years 1996, 1997 and 1998 would have been $(38.5) million, $(42.8) million and $(130.5) million, respectively and (iv) net loss per common share for the years 1996, 1997 and 1998 would have been $(2.43), $(1.86) and $(5.65), respectively.

(10) INCOME TAXES

    The statutory Federal tax rates for the years ended December 31, 1996, 1997 and 1998 were 35%. The effective tax rates were zero for the years ended December 31, 1996, 1997 and 1998 due to the Company incurring net operating losses for which no tax benefit was recorded.

    For Federal and foreign income tax purposes, the Company has unused net operating loss carryforwards of approximately $218.8 million expiring in 2007 through 2018. The availability of the net operating loss carryforwards to offset income in future years is restricted as a result of the Company's issuance of its Common Stock and may be further restricted as a result of future sales of Company stock and other events.

    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows (in thousands):

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1997        1998
                                                                        ----------  ----------
Accounts receivable principally due to
  allowance for doubtful accounts.....................................  $      587  $    1,506
OID Interest not deductible in current period.........................      11,149      11,125
Federal net operating loss carryforwards..............................      29,093      68,579
Foreign net operating loss carryforwards..............................       3,777       7,989
                                                                        ----------  ----------
      Total gross deferred tax assets.................................      44,606      89,199
Less valuation allowance..............................................     (44,606)    (89,199)
                                                                        ----------  ----------
      Net deferred tax assets.........................................  $   --      $   --
                                                                        ----------  ----------
                                                                        ----------  ----------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1997 and 1998, the valuation allowance increased by $14.7 million and $44.6 million, respectively.

(11) SEGMENT AND GEOGRAPHIC DATA

    All of the Company's operations are in a single industry segment, communications services. While the Company's chief decision maker monitors the revenue streams of the various products and geographic locations, operations are managed and financial performance is evaluated based on the delivery of

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(11) SEGMENT AND GEOGRAPHIC DATA (CONTINUED) multiple, integrated services to customers over a single network. As a result, there are many shared expenses generated by the various revenue streams and management believes that any allocation of the expenses incurred to multiple revenue streams or geographic locations would be impractical and arbitrary. Management does not currently make such allocations internally.

    The Company groups its products and services by two customers types, wholesale and retail. The information below summarizes communication services revenue by customer type (in thousands):

                                                                                    1996       1997        1998
                                                                                  ---------  ---------  ----------
Wholesale.......................................................................  $   9,516  $  20,397  $   78,777
Retail..........................................................................     40,903     52,621      56,411
                                                                                  ---------  ---------  ----------
Consolidated....................................................................  $  50,419  $  73,018  $  135,188
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

    The information below summarizes communication services revenue by geographic area (in thousands):

                                                                                    1996       1997        1998
                                                                                 ----------  ---------  ----------
Western Europe.................................................................  $   19,917  $  32,647  $   62,946
North America..................................................................       9,516     15,936      56,172
Latin America..................................................................      14,402     16,240      14,653
Asia/Pacific Rim and other.....................................................       6,584      8,195       1,417
                                                                                 ----------  ---------  ----------
  Consolidated.................................................................  $   50,419  $  73,018  $  135,188
                                                                                 ----------  ---------  ----------
                                                                                 ----------  ---------  ----------

    The information below summarizes long lived assets by geographic area (in thousands):

                                                                                               1997        1998
                                                                                             ---------  ----------
Western Europe.............................................................................  $  32,640  $  237,443
North America..............................................................................     25,626      75,492
Latin America..............................................................................        166         289
                                                                                             ---------  ----------
Consolidated...............................................................................  $  58,432  $  313,224
                                                                                             ---------  ----------
                                                                                             ---------  ----------

(12) STOCK OPTION PLAN

    During 1993, the Board of Directors approved the 1993 Flexible Stock Incentive Plan, as amended (the "Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to employees, directors and consultants of the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees, including non-employee directors. The Stock Incentive Plan also provides for the grant of stock appreciation rights ("SARs") and shares of restricted stock to the Company's employees, directors and consultants.

    The Stock Incentive Plan provides for the issuance of up to a maximum of 4,166,666 shares of Common Stock and is currently administered by the Compensation Committee of the Board of Directors. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Internal Revenue Code) unless the exercise price is at least 110% of the fair market value of the Common

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(12) STOCK OPTION PLAN (CONTINUED)
Stock and the term of the option may not exceed five years from the date of grant. Common Stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

    The per share weighted average fair value of stock options granted during 1996, 1997 and 1998 was $2.29, $5.99 and $6.40, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) a risk free interest rate of 5.5% in 1996 and 1997 and 5.0% in 1998, (2) an expected life of 10 years for all years, (3) volatility of approximately 35.9% for 1996, 52.2% for 1997 and 92.7% for 1998 and (4) an
annual dividend yield of 0% for all years.

    The Company applies the provisions of APB Opinion No. 25 in accounting for its Stock Incentive Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements since the exercise price was equal to or greater than the fair market value at the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                              1996        1997        1998
                                                           ----------  ----------  -----------
Net loss, as reported (in thousands).....................  $  (38,375) $  (43,044) $  (130,605)
Net loss, pro forma (in thousands).......................     (38,986)    (44,171)    (135,458)
Net loss per common share, as reported...................       (2.47)      (1.90)       (5.67)
Net loss per common share, pro forma.....................       (2.51)      (1.95)       (5.88)

    Pro forma net loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(12) STOCK OPTION PLAN (CONTINUED)
    Stock option activity under the Stock Incentive Plan is shown below:

                                                                                           WEIGHTED
                                                                                            AVERAGE       NUMBER OF
                                                                                           EXERCISE        SHARES
                                                                                            PRICES     (IN THOUSANDS)
                                                                                          -----------  ---------------
Outstanding at January 1, 1996..........................................................        4.01            474
Granted.................................................................................        6.75            823
Forfeited...............................................................................        5.77           (188)
Exercised...............................................................................        2.70           (139)
                                                                                               -----         ------
Outstanding at December 31, 1996........................................................        6.18            970
Granted.................................................................................        8.61            428
Forfeited...............................................................................        6.68           (197)
Expired.................................................................................        5.46            (27)
Exercised...............................................................................        3.49           (122)
                                                                                               -----         ------
Outstanding at December 31, 1997........................................................        7.40          1,052
Granted.................................................................................        7.19          1,794
Forfeited...............................................................................        7.14            (64)
Expired.................................................................................        5.05            (14)
Exercised...............................................................................        5.44           (174)
                                                                                               -----         ------
Outstanding at December 31, 1998........................................................        7.41          2,594
                                                                                               -----         ------
                                                                                               -----         ------

    The following table summarizes weighted-average option exercise price information:

                                            OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                  ----------------------------------------  ----------------------------------
                                      NUMBER
                                  OUTSTANDING AT    WEIGHTED    WEIGHTED           NUMBER           WEIGHTED
            RANGE OF               DECEMBER 31,     AVERAGE      AVERAGE       EXERCISABLE AT        AVERAGE
            EXERCISE                   1998        REMAINING    EXERCISE      DECEMBER 31, 1998     EXERCISE
             PRICES               (IN THOUSANDS)      LIFE        PRICE        (IN THOUSANDS)         PRICE
--------------------------------  ---------------  ----------  -----------  ---------------------  -----------
         $0.75 - $3.50                       2      5 Years          0.75                 2              0.75
          3.51 - 5.75                      999      9 Years          5.22                19              3.74
          5.76 - 8.75                      552      8 Years          6.17               291              5.90
          8.76 - 12.00                   1,041      9 Years         10.13               148             10.22
                                         -----                      -----               ---             -----
                                         2,594                       7.41               460              7.18
                                         -----                      -----               ---             -----
                                         -----                      -----               ---             -----

    Prior to the adoption of the Stock Incentive Plan, 5,913 options were granted. These options were exercised at $0.75 per share during the year ended December 31, 1996.

    The exercise price of all options approximates the fair market value of the Common Stock on the date of grant.

    In addition, prior to the adoption of the Stock Incentive Plan, the Board of Directors authorized the issuance of up to 233,333 shares of Common Stock as compensation to employees and consultants of the Company of which 219,639 are available for issuance at December 31, 1998.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(13) COMMITMENTS AND CONTINGENCIES

    (A) LEASES

    At December 31, 1998, the Company was committed under non-cancelable operating and capital leases for the rental of office space, network locations and for fiber optic cable systems.

    The Company's future minimum capital and operating lease payments are as follows (in thousands):

                                                                           CAPITAL    OPERATING
                                                                          ---------  -----------
1999....................................................................  $   6,890   $   3,917
2000....................................................................      6,952       4,277
2001....................................................................      4,372       4,206
2002....................................................................      1,635       4,263
2003....................................................................      1,635       4,231
Thereafter..............................................................     32,692      28,853
                                                                          ---------  -----------
                                                                             54,176   $  49,747
                                                                                     -----------
                                                                                     -----------
Less interest costs.....................................................     28,453
                                                                          ---------
                                                                          $  25,723
                                                                          ---------
                                                                          ---------

    Total rent expense amounted to $1.5 million, $1.3 million and $1.8 million for the years ended December 31, 1996, 1997 and 1998, respectively.

    (B) CARRIER CONTRACTS

    The Company has entered into contracts to purchase transmission capacity from various domestic and foreign carriers. By committing to purchase minimum volumes of transmission capacity from carriers, the Company is able to obtain guaranteed rates which are more favorable than those generally offered in the marketplace. The minimum volume commitments are approximately $13.2 million for the year ending December 31, 1999. The Company is involved in disputes with carriers arising in the ordinary course of business. The Company believes the outcome of all current disputes will not have a material effect on the Company's financial position or results of operations.

    (C) PURCHASE COMMITMENTS

    The Company is continually upgrading and expanding its network and its switching facilities. In connection therewith, the Company has entered into purchase commitments to expend approximately $38.2 million.

    The Company is developing a fiber-optic ring which will connect over 30 cities in Western Europe (the "Circe Network"). In connection with the Circe Network, the Company has entered into purchase commitments to expend approximately $130.6 million.

    (D) EMPLOYMENT CONTRACTS

    The Company has employment contracts with certain officers at amounts generally equal to such officers' current levels of compensation. The Company's remaining commitments at December 31, 1998 for the next three years under such contracts aggregates approximately $1.4 million.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1996, 1997 AND 1998

(13) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    (E) LITIGATION

    From time to time, the Company is subject to litigation in the normal course of business. The Company believes that any adverse outcome from litigation would not have a material adverse effect on its financial position or results of operations.

(14) REGULATORY MATTERS

    The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any such country would not have a material adverse long-term effect on its business.

(15) RELATED PARTY TRANSACTIONS

    During 1998, the Company entered into an agreement with Cignal Global Communications, Inc. ("Cignal"), pursuant to which the Company sold transatlantic capacity. Consideration received was in the form of 650,000 shares of Cignal's common stock. The Company recognized $3.25 million of revenue, the fair value of the transatlantic capacity. In addition, the Company agreed to sell capacity on the Circe Network in exchange for an additional 350,000 shares of Cignal's common stock. Pending delivery of the capacity to Cignal, these 350,000 shares are being held in escrow. The Company's Chairman and Chief Executive Officer is a director of Cignal.

    On June 3, 1998, the Company entered into a Mutual Cooperation Agreement with Martin Varsavsky, a greater than ten percent stockholder of the Company, and Jazz Telecom S.A. pursuant to which the parties made certain agreements including the following: (1) subject to Jazz Telecom S.A. completing a high yield offering with net proceeds to Jazz Telecom S.A. of at least $100 million (the "Offering Condition"), the Company and Jazz Telecom S.A. agreed to use commercially reasonable efforts to execute and deliver a construction agreement no later than January 1, 1999 to construct a fiber optic submarine cable system between Spain and the United Kingdom, (2) subject to the Offering Condition the Company agreed to purchase $6.0 million of Jazz Telecom S.A. common stock, (3) the Company and Jazz Telecom S.A. agreed to the purchase from the other international switched minutes and to transmit at least one-third of our Spanish domestic switched minute traffic over Jazz Telecom S.A.'s network, assuming the prices charged by Jazz Telecom S. A. are competitive, (4) the Company and Jazz Telecom S.A. agreed to sell capacity to each other for fixed prices, (5) Mr. Varsavsky agreed to lock-up his Viatel shares for a specified period, (6) the Company agreed to release any past claims which the Company had against either Jazz Telecom S.A. and Mr. Varsavsky in exchange for their respective release of any claims against the Company and (7) Mr. Varsavsky agreed to pay the Company liquidated damages in the event that he violates certain provisions of the agreement. The Company and Jazz Telecom S.A. are currently in discussions to certain modifications to the terms of the Mutual Corporation Agreement.

    On November 13, 1998, Mr. Varsavsky entered into an additional lock-up agreement with us pursuant to which Mr. Varsavsky agreed that he would not sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of his shares of our common stock, either directly or indirectly, without the prior written consent of the Company until after August 12, 1999.

                         VIATEL, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                         MARCH 31,
                                                                                                            1999
                                                                                                        ------------
                                                                                                        (UNAUDITED)
                                                       ASSETS
Current assets:
  Cash and cash equivalents...........................................................................  $    442,042
  Restricted cash equivalents.........................................................................        23,530
  Restricted marketable securities, current...........................................................        90,430
  Marketable securities, current......................................................................        56,713
  Trade accounts receivable, less allowance for doubtful accounts of $2,966...........................        47,107
  Other receivables...................................................................................        14,463
  Prepaid expenses....................................................................................         8,512
                                                                                                        ------------
      Total current assets............................................................................       682,797
                                                                                                        ------------
Restricted marketable securities, non-current.........................................................       115,836
Property and equipment, net...........................................................................       409,909
Cash securing letters of credit for network construction..............................................       121,239
Intangible assets, net................................................................................        70,579
Other assets..........................................................................................        11,630
                                                                                                        ------------
                                                                                                        $  1,411,990
                                                                                                        ------------
                                                                                                        ------------
                                      LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accrued telecommunications costs....................................................................  $     41,913
  Accounts payable and other accrued expenses.........................................................        25,379
  Property and equipment purchases payable............................................................       141,361
  Accrued interest....................................................................................        27,288
  Liability under joint construction agreement........................................................         9,631
  Current installments of notes payable and obligations under capital leases..........................        10,008
                                                                                                        ------------
      Total current liabilities.......................................................................       255,580
                                                                                                        ------------
Long-term liabilities:
  Long-term debt......................................................................................     1,256,196
  Notes payable and obligations under capital leases, excluding current installments..................        36,286
                                                                                                        ------------
      Total long-term liabilities.....................................................................     1,292,482
Series A Redeemable Convertible Preferred Stock, $.01 par value; authorized 718,042 shares; issued and
  outstanding 472,791.................................................................................        48,298
                                                                                                        ------------
Commitments and contingencies
Stockholders' deficiency:
  Preferred stock, $.01 par value. Authorized 1,281,958 shares, no shares issued and outstanding......            --
  Common stock, $.01 par value. Authorized 50,000,000 shares, issued and outstanding 23,193,265
    shares............................................................................................           232
  Additional paid-in capital..........................................................................       128,403
  Accumulated other comprehensive loss................................................................       (15,082)
  Accumulated deficit.................................................................................      (297,923)
                                                                                                        ------------
      Total stockholders' deficiency..................................................................      (184,370)
                                                                                                        ------------
                                                                                                        $  1,411,990
                                                                                                        ------------
                                                                                                        ------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       FOR THE THREE MONTHS
                                                                                         ENDED MARCH 31,
                                                                                      ----------------------
                                                                                         1998        1999
                                                                                      ----------  ----------
Revenue:
Communication service revenue.......................................................  $   21,239  $   48,395
Capacity sales......................................................................          --      13,246
                                                                                      ----------  ----------
      Total revenue.................................................................      21,239      61,641
                                                                                      ----------  ----------
Operating expenses:
  Cost of services and sales........................................................      19,105      51,048
  Selling, general and administrative...............................................       8,955      18,763
  Depreciation and amortization.....................................................       2,911       9,603
                                                                                      ----------  ----------
      Total operating expenses......................................................      30,971      79,414
                                                                                      ----------  ----------
Other income (expense):
  Interest income...................................................................         510       6,828
  Interest expense..................................................................      (3,781)    (26,166)
                                                                                      ----------  ----------
Net loss............................................................................     (13,003)    (37,111)
  Dividend on redeemable convertible preferred stock................................          --      (1,177)
                                                                                      ----------  ----------
Net loss attributable to common stockholders........................................  $  (13,003) $  (38,288)
                                                                                      ----------  ----------
                                                                                      ----------  ----------
Net loss per common share attributable to common stockholders.......................  $    (0.57) $    (1.65)
                                                                                      ----------  ----------
                                                                                      ----------  ----------
Weighted average common shares outstanding..........................................      22,783      23,186
                                                                                      ----------  ----------
                                                                                      ----------  ----------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                            FOR THE THREE MONTHS
                                                                                               ENDED MARCH 31,
                                                                                           -----------------------
                                                                                              1998        1999
                                                                                           ----------  -----------
Cash flows from operating activities:
  Net loss...............................................................................  $  (13,003) $   (37,111)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization........................................................       2,911        9,603
    Accreted interest expense on long term debt..........................................       3,447       10,330
    Provision for losses on accounts receivable..........................................         754        1,600
    Earned compensation..................................................................          16           --
  Changes in assets and liabilities:
    Increase in accounts receivable......................................................      (2,732)     (18,936)
    Increase in accrued interest expense on senior notes.................................          --       15,049
    Increase in prepaid expenses and other receivables...................................      (1,248)      (8,855)
    Decrease (increase) in other assets and intangible assets............................         555         (947)
    Decrease (increase) in accrued telecommunication costs, accounts payable and other
      accrued expenses...................................................................      (1,471)       7,689
                                                                                           ----------  -----------
        Net cash used in operating activities............................................     (10,771)     (21,578)
                                                                                           ----------  -----------
Cash flows from investing activities:
  Purchase of property, equipment and software...........................................      (2,716)    (101,691)
  Payment for business acquired, excluding cash acquired.................................      (5,000)          --
  Purchase of marketable securities......................................................      (3,510)    (194,058)
  Cash securing letters of credit for network construction...............................          --     (121,239)
  Issuance of notes receivable...........................................................          --       (4,390)
  Proceeds from maturity of marketable securities........................................      27,681      220,954
                                                                                           ----------  -----------
        Net cash provided by (used in) investing activities..............................      16,455     (200,424)
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Cash flows from financing activities:
  Proceeds from issuance of senior notes.................................................          --      365,471
  Deferred financing costs...............................................................          --      (12,880)
  Proceeds from issuance of common stock.................................................         421           46
  Repayment of notes payable and bank credit line........................................        (577)        (682)
  Payments under capital leases..........................................................         (53)        (300)
                                                                                           ----------  -----------
        Net cash (used in) provided by financing activities..............................        (209)     351,655
                                                                                           ----------  -----------
Effects of exchange rate changes on cash.................................................        (109)      (3,902)
                                                                                           ----------  -----------
Net increase in cash equivalents.........................................................       5,366      125,751
Cash and cash equivalents at beginning of period.........................................      21,096      339,821
                                                                                           ----------  -----------
Cash and cash equivalents at end of period...............................................  $   26,462  $   465,572
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Supplemental disclosures of cash flow information:
  Interest paid..........................................................................  $      334  $       231
                                                                                           ----------  -----------
  Assets acquired under capital lease obligations........................................          --  $    13,550
                                                                                           ----------  -----------
                                                                                           ----------  -----------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

 (1) DESCRIPTION OF BUSINESS

     Viatel Inc. and subsidiaries (collectively, the "Company") is a global integrated services provider of high quality, competitively priced, long distance communication and data services to end users, carriers and resellers. The Company operates one of Europe's largest pan-European networks with points of presence in 45 cities, direct sales forces in twelve Western European cities and an indirect sales force in more than 180 locations in Western Europe. The Company is currently constructing a series of state-of-the art, high quality, high capacity rings utilizing the synchronous digital hierarchy standard for digital transmission which will connect major cities in six European countries (the "Circe Network").

 (2) BASIS OF PRESENTATION

     The consolidated financial statements as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998, respectively, have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for each period presented have been made on a consistent basis. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although management believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the Company's annual consolidated financial statements. Operating results for the three months ended March 31, 1999 may not be indicative of the results that may be expected for the full year.

    CAPACITY SALES

         Customers of the Company can purchase capacity on the Company's network. Revenues from the sale of network capacity are recognized in the period that the rights and obligations of ownership transfer to the purchaser.

         Cost of IRU sales in any period is determined based upon the ratio of total capacity sold and total anticipated capacity to be utilized multiplied by the related total costs of the relevant portion of the network.

    NEW PRONOUNCEMENTS

         The Company adopted Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," issued by the American Institute of Certified Public Accountants, during the three months ended March 31, 1999. SOP 98-5 requires that certain start-up expenditures and organization costs previously capitalized must now be expensed. The adoption of this statement did not have material effect on our consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

 (3) INVESTMENTS IN DEBT SECURITIES

     Management determines the appropriate classification of its investments in debt securities at the time of purchase and classifies them as held to maturity or available for sale. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company does not invest in securities for the purpose of trading and therefore does not classify any securities as trading.

     Debt securities classified as held to maturity are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and interest are included in interest income. There were no securities classified as available for sale as of March 31, 1999.

     The following is a summary of the amortized cost, which approximates fair value, of restricted securities held to maturity at March 31, 1999 (in thousands):

U.S. Treasury obligations.........................................  $ 148,859
German government obligations.....................................     57,407
                                                                    ---------
  Total...........................................................  $ 206,266
                                                                    ---------
                                                                    ---------

     The following is a summary of the amortized cost, which approximates fair value, of securities held to maturity at March 31, 1999 (in thousands):

U.S. corporate debt securities.....................................  $  34,043
German corporate debt securities...................................     22,670
                                                                     ---------
  Total............................................................  $  56,713
                                                                     ---------
                                                                     ---------

     The amortized cost, which approximates fair value, of restricted securities held to maturity at March 31, 1999 are shown below (in thousands):

Due within one year...............................................  $  90,430
Due after one through two years...................................    115,836
                                                                    ---------
  Total...........................................................  $ 206,266
                                                                    ---------
                                                                    ---------

     There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale.

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

 (4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of (in thousands):

                                                                                    MARCH 31,
                                                                                       1999
                                                                                    ----------
Communication system..............................................................  $  326,511
Construction in progress..........................................................      89,067
Furniture, equipment and other....................................................      17,742
Leasehold improvements............................................................       6,695
                                                                                    ----------
                                                                                       440,015
Less accumulated depreciation and amortization....................................      30,106
                                                                                    ----------
                                                                                    $  409,909
                                                                                    ----------
                                                                                    ----------

     At March 31, 1999, construction in progress primarily represents construction of the Circe Network. For the three month periods ended March 31, 1998 and 1999, $0 and $2.3 million of interest were capitalized, respectively.

    In connection with the Company's joint construction of the civil works associated with a national communications network being constructed in Germany, the Company was required to obtain a letter of credit of approximately $121.2 million (DM219.1 million) in support of its obligations.

 (5) INTANGIBLE ASSETS

     Intangible assets consist of the following as of (in thousands):

                                                                                      MARCH 31,
                                                                                        1999
                                                                                     -----------
Deferred financing and registration fees...........................................   $  44,427
Licenses, trademarks and servicemarks..............................................       9,464
Goodwill ..........................................................................      20,270
Purchased software.................................................................       3,096
Other..............................................................................         140
                                                                                     -----------
                                                                                         77,397
Less accumulated amortization......................................................       6,818
                                                                                     -----------
                                                                                      $  70,579
                                                                                     -----------
                                                                                     -----------

    The Company recognized its obligation to pay contingent consideration for its 1998 acquisition of Flat Rate based upon key operating performance targets which were met during the period ended March 31, 1999. Such contingent consideration has been recorded as goodwill.

 (6) LONG TERM DEBT

     On April 8, 1998, the Company completed an offering of units (the "Units Offering") consisting of senior notes or senior discount notes due 2008 and shares of 10% Series A Redeemable Convertible

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

 (6) LONG TERM DEBT (CONTINUED)
     Preferred Stock due 2010 ("Series A Preferred"), $.01 par value per share, of the Company and units consisting of senior notes or senior discount notes due 2008 and subordinated convertible debentures due 2011 (the "Subordinated Debentures") through which it raised approximately $889.6 million of gross proceeds ($856.6 million of net proceeds). The Company utilized $118.9 million of the proceeds from the Units Offering to retire its 15% Senior Discount Notes due 2005 resulting in an extraordinary loss of $28.3 million. Additionally, a portion of the proceeds from the Units Offering were used to purchase approximately $122.8 million of U.S. government securities which were pledged as security for the first six interest payments on the U.S. dollar denominated senior notes and approximately $30.6 million of German government obligations which were pledged as security for the first six interest payments on the Deutsche Mark denominated senior notes issued in the Units Offering. The senior discount notes accrete through April 15, 2003 and interest becomes payable in cash in semi-annual installments thereafter. The Series A Preferred and the subordinated convertible debentures require quarterly payments which are paid in additional securities, cash or any combination thereof through April 15, 2003 and payable in cash thereafter. The Series A Preferred and the Subordinated Debentures are mandatorily convertible in the event the closing price of the Company's common stock exceeds certain predetermined annual price targets. On May 13, 1999, the conditions for mandatory conversion were met for both the Series A Preferred and the Subordinated Debentures. The Series A Preferred and Subordinated Debentures conversion rates are $13.20 and DM24.473, at the then applicable exchange rate, respectively.

     On September 30, 1998, the Company consummated an offer to exchange senior notes and senior discount notes due 2008 which have been registered under the Securities Act of 1933, as amended, for outstanding notes of each such series which were not registered under the Securities Act of 1933, as amended.

     On March 19, 1999, the Company completed a high yield offering through which it raised approximately $365.5 million of gross proceeds. A portion of the proceeds from this offering were used to purchase securities which were pledged as security for the first four interest payments on the notes issued.

     The indentures pursuant to which the senior notes and the senior discount notes were issued contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, pay dividends or make certain other distributions, enter into transactions with stockholders and affiliates and create liens on its assets. In addition, upon a change of control, the Company is required to make an offer to purchase the senior notes and the senior discount notes at a purchase price equal to 101% of the principal amount, in the case of the senior notes, and 101% of the accreted value of the notes, in the case of the senior discount notes. The indenture pursuant to which the Subordinated Debentures were issued also required that the Company offer to repurchase the debentures at 101% of the principal amount in the event of a change of control.

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

 (6) LONG TERM DEBT (CONTINUED)
     Long term debt consists of the following as of (in thousands):

                                                                                   MARCH 31,
                                                                                      1999
                                                                                  ------------
11.25% Senior Notes.............................................................  $    400,000
11.15% Senior Notes ([EURO]91,010)..............................................        98,389
11.50% Senior Notes.............................................................       200,000
11.50% Senior Notes ([EURO]150,000).............................................       162,162
12.50% Senior Discount Notes, less discount of $193,664.........................       306,336
12.40% Senior Discount Notes ([EURO]115,552), less discount of $48,093
  ([EURO]44,486)................................................................        76,828
10% Subordinated convertible debentures ([EURO]11,545)..........................        12,481
                                                                                  ------------
                                                                                  $  1,256,196
                                                                                  ------------
                                                                                  ------------

     During 1997, the Company entered into Loan and Security Agreements pursuant to which the Company borrowed an aggregate of $11.1 million. Under the terms of these agreements, the Company is required to satisfy certain covenants and restrictions. As of March 31, 1999, the Company was either in compliance with, or had received waivers to, these covenants. Obligations under these Loan and Security Agreements are secured by the grant of a security interest in certain telecommunications equipment, as well as a portion of the payment obligations also being secured by letters of credit.

 (7) STOCK INCENTIVE PLAN

     The Amended Stock Incentive Plan (the "Stock Incentive Plan") allows for the issuance of approximately 3,636,000 shares of the Company's common stock.

     Stock option activity for the three months ended March 31, 1999 under the Stock Incentive Plan is shown below (number of shares in thousands):

                                                                  WEIGHTED AVERAGE    NUMBER OF
                                                                   EXERCISE PRICES     SHARES
                                                                  -----------------  -----------
Outstanding at December 31, 1998................................      $    7.41           2,594
Granted.........................................................          22.88             573
Exercised.......................................................           5.27              (9)
                                                                         ------      -----------
Outstanding at March 31, 1999...................................      $   10.22           3,158
                                                                         ------      -----------
                                                                         ------      -----------

     As of March 31, 1999, 950,471 options were exercisable under the Stock Incentive Plan.

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

(8) COMPREHENSIVE LOSS

    The Company's comprehensive loss is as follows (in thousands):

                                                                         FOR THE THREE MONTHS
                                                                                ENDED
                                                                              MARCH 31,
                                                                        ----------------------
                                                                           1998        1999
                                                                        ----------  ----------
Net loss..............................................................  $  (13,003) $  (37,111)
Foreign currency translation adjustment...............................        (517)     (8,836)
                                                                        ----------  ----------
Comprehensive loss....................................................  $  (13,520) $  (45,947)
                                                                        ----------  ----------
                                                                        ----------  ----------

(9) SEGMENT AND GEOGRAPHIC DATA

    Company's chief decision maker monitors revenue streams of the various products and geographic locations, operations are managed and financial performance is evaluated based on the delivery of multiple, integrated services to customers over a single network. As a result, there are many shared expenses generated by the various revenue streams and management believes that any allocation of the expenses incurred to multiple revenue streams or geographic locations would be impractical and arbitrary. Management does not currently make such allocations internally.

     The Company groups its products and services by wholesale, retail, and capacity. The information below summarizes revenue by customer type for the three months ended March 31, 1998 and 1999, respectively (in thousands):

                                                                               MARCH 31,
                                                                          --------------------
                                                                            1998       1999
                                                                          ---------  ---------
Wholesale...............................................................  $   9,477  $  21,061
Retail..................................................................     11,762     27,334
Capacity................................................................         --     13,246
                                                                          ---------  ---------
Consolidated............................................................  $  21,239  $  61,641
                                                                          ---------  ---------
                                                                          ---------  ---------

     The information below summarizes revenue by geographic area for the three months ended March 31, 1998 and 1999, respectively (in thousands):

                                                                               MARCH 31,
                                                                          --------------------
                                                                            1998       1999
                                                                          ---------  ---------
Western Europe..........................................................  $  11,228  $  41,449
North America...........................................................      5,707     17,252
Latin America...........................................................      3,694      2,897
Asia/Pacific Rim and other..............................................        610         43
                                                                          ---------  ---------
Consolidated............................................................  $  21,239  $  61,641
                                                                          ---------  ---------
                                                                          ---------  ---------

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1999 AND FOR THE PERIODS
                  ENDED MARCH 31, 1998 AND 1999 IS UNAUDITED)

(9) SEGMENT AND GEOGRAPHIC DATA (CONTINUED)
     The information below summarizes long lived assets by geographic area as of March 31, 1999 (in thousands):

                                                                                    MARCH 31,
                                                                                       1999
                                                                                    ----------
Western Europe....................................................................  $  381,712
North America.....................................................................      98,558
Latin America.....................................................................         218
                                                                                    ----------
Consolidated......................................................................  $  480,488
                                                                                    ----------
                                                                                    ----------

(10) SUBSEQUENT EVENT--CONVERSION

     On May 13, 1999, the Series A Preferred Stock and its Subordinated Debentures converted into shares of the Company's common stock. The conversion was based upon maintenance of the Company's stock price above a certain per share price for a specified time period. The Preferred Stock and the Subordinated Debentures converted at a conversion price equal to $13.20 and DM24.473, at the then applicable exchange rate, respectively. Accordingly, the Company will issue approximately 4.6 million shares of common stock and will pay cash for any fractional shares due upon conversion, which is deemed to be immaterial.

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